UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2021

LONESTAR RESOURCES US INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37670	81-0874035
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

111 Boland Street, Suite 301 Fort Worth, Texas	76107
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (817) 921-1889

Not Applicable

(Former names or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	LONE	OTCQX Best Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On July 10, 2021, Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Penn Virginia Corporation, a Virginia corporation (“Penn Virginia”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein, Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned, direct subsidiary of Penn Virginia (“Merger Sub Inc.”), will merge with and into Lonestar (the “First Merger”), with Lonestar continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, immediately following the First Merger, the Surviving Corporation will merge with and into Penn Virginia Merger Sub LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Penn Virginia (“Merger Sub LLC” and, such merger, the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub LLC continuing as the surviving entity in the Second Merger (the “Surviving Company”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share of common stock, $0.001 par value, of Lonestar (“Lonestar Common Stock”) issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.51 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, $0.01 par value, of Penn Virginia (“Penn Virginia Common Stock”). Cash will be paid in lieu of any fractional shares of Penn Virginia Common Stock that otherwise would have been issued to any Lonestar stockholder in the First Merger. Any shares of Lonestar Common Stock held by Penn Virginia, Merger Sub Inc. or Lonestar immediately prior to the Effective Time will be canceled and retired for no consideration and will cease to exist.

Promptly following the effective time of the Second Merger, Penn Virginia will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company, in exchange for the issuance of common units representing limited partner interests in PV Energy Holdings, L.P., a Delaware limited partnership (“PV Energy Holdings”), in accordance with Section 3.04 of the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings (the “Contribution” and, together with the Mergers, the Merger Agreement and the transactions contemplated thereby, the “Transactions”).

Following the closing of the Mergers, Penn Virginia’s existing shareholders and Lonestar’s existing stockholders will own approximately 86% and 14%, respectively, of the combined company.

The board of directors of Lonestar has unanimously (i) determined that the Transactions are in the best interests of, and are advisable to, Lonestar and its shareholders and (ii) approved and declared advisable (a) the Merger Agreement and the Transactions, including the Mergers and the Contribution, and (b) the Pi Support Agreement (as defined below) and the transactions contemplated thereby.

Penn Virginia and Lonestar intend, for U.S. federal income tax purposes, that (i) the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, and (ii) the Merger Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

Treatment of Lonestar Equity Awards and Warrants

The Merger Agreement provides that, immediately prior to the Effective Time, each Lonestar restricted stock unit (including those subject to performance-based vesting conditions) (each, a “Lonestar RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically become fully vested and will be cancelled and converted into a number of shares of Penn Virginia Common Stock based on the Exchange Ratio, less applicable tax withholdings and with any applicable performance-based conditions treated as having been achieved in full.

In addition, the Merger Agreement provides that immediately prior to the Effective Time, Lonestar may grant any remaining unissued restricted stock units under the Lonestar 2021 Management Incentive Plan, pursuant to the terms of such plan (the “Additional Lonestar RSUs”). Such Additional Lonestar RSUs shall be treated the same as any other outstanding Lonestar RSUs upon the occurrence of the Effective Time.

The Merger Agreement provides that, at the Effective Time, each outstanding, unexpired and unexercised warrant to purchase Lonestar Common Stock shall be (i) cancelled and extinguished for no consideration on the closing date of the Mergers, or (ii) in the case of the Tranche 1 Warrants (as defined in the Merger Agreement), acquired by Penn Virginia for a number of shares of Penn Virginia Common Stock equal to the Exchange Ratio, in each case in accordance with the terms of the agreement governing such warrants.

Conditions to the Mergers

The completion of the Mergers are subject to various customary closing conditions, including, among other things, (i) the receipt of certain approvals of the Penn Virginia shareholders and the Lonestar stockholders; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the effectiveness of the registration statement on Form S-4 that Penn Virginia is obligated to file with the Securities and Exchange Commission (“SEC”) in connection with the issuance of shares of Penn Virginia Common Stock in the First Merger (the “Registration Statement”); (iv) the authorization for listing of shares of Penn Virginia Common Stock to be issued in the First Merger on the Nasdaq Stock Market LLC; (v) the accuracy of each party’s representations and warranties (subject to certain materiality qualifiers) and compliance by each party with its covenants under the Merger Agreement in all material respects; and (vi) the absence of legal restraints prohibiting the Mergers.

No Solicitation

From and after the date of the Merger Agreement, except as expressly contemplated in the Merger Agreement, each of Penn Virginia and Lonestar has agreed that neither it nor nor its subsidiaries shall, and has agreed to use reasonable best efforts to cause its representatives not to, (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an alternative business combination proposal with respect to itself (an “Acquisition Proposal”), (ii) other than clarifying terms of the Acquisition Proposal in accordance with the Merger Agreement, participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to such party or any of its subsidiaries or afford access to the properties, books or records of such party or any of its subsidiaries to, any person that has made, or to any person in contemplation of making, an Acquisition Proposal with respect to such party or (iii) accept an Acquisition Proposal with respect to such party or enter into any agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to such party or (B) requiring, intending to cause, or which could reasonably be expected to cause Penn Virginia or Lonestar, as applicable, to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by the Merger Agreement. Each of Penn Virginia and Lonestar has further agreed to, and has agreed to cause its subsidiaries and their respective representatives to, immediately cease and terminate any existing activities, discussions or negotiations with any parties relating to any possible Acquisition Proposal with respect to such party. Except as expressly contemplated in the Merger Agreement, each of Penn Virginia and Lonestar have further agreed that its board of directors will not change its recommendation of the proposals to be voted on by its stockholders.

Termination Rights

The Merger Agreement contains certain termination rights for both Penn Virginia and Lonestar including: (i) upon mutual written consent of Penn Virginia and Lonestar; (ii) by Penn Virginia or Lonestar, (A) if the closing of the Mergers is not consummated by November 26, 2021; (B) if the closing of the Mergers is prohibited by law; (C) if the required approval of the Penn Virginia shareholders at the Penn Virginia shareholders’ meeting is not obtained, or the Lonestar Stockholder Approval is not obtained through the delivery of Lonestar stockholder written consents within

3 business days following the delivery of a notice of effectiveness of the Registration Statement to each Lonestar Supporting Stockholder (as defined below) by Penn Virginia, and no Lonestar stockholder meeting election is made by Penn Virginia, or in the event that a Lonestar stockholder meeting election is made, the required approval of the Lonestar stockholders at the Lonestar stockholders’ meeting is not obtained; (D) if either party breaches its respective covenants, representations or warranties, or if any of their respective representations or warranties become untrue, and such breach is incapable of being cured or has not been cured within 30 days following written notice from the other party of such breach; (E) at any time prior to the receipt of the requisite stockholder approval, if either party’s board of directors makes an adverse recommendation change, approves, adopts or recommends any Acquisition Proposal, or executes a definitive agreement with respect to an Acquisition Proposal, or fails to include its recommendation in the proxy statement/consent solicitation statement/prospectus; (F) if any of the directors or executive officers of either party breaches their no solicitation obligations (subject to limited exceptions); (iii) by Penn Virginia, if the Lonestar Support Agreements are not delivered by the Lonestar Supporting stockholders holding at least 75% of the outstanding shares of Lonestar Common Stock by 7:00 P.M. Central Time on July 11, 2021 (the “Support Agreement Deadline”); and (iv) by Lonestar, if the Penn Virginia Support Agreement is not delivered by the Penn Virginia Supporting Shareholders by the Support Agreement Deadline.

The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, (i) Penn Virginia would be required to pay Lonestar a termination fee equal to $6,000,000 and (ii) Lonestar would be required to pay Penn Virginia a termination fee equal to $3,000,000.

Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Merger Agreement also contains customary pre-closing covenants, including the obligation of each of Penn Virginia and Lonestar (i) to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions without the consent of the other party, (ii) not to solicit Acquisition Proposals and (iii) to comply with certain procedural requirements with respect to unsolicited Acquisition Proposals.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is incorporated by reference herein and filed herewith as Exhibit 2.1.

The Merger Agreement and the above description of the Merger Agreement have been included in this Current Report on Form 8-K to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Penn Virginia, Lonestar or their respective subsidiaries or affiliates. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by matters disclosed in certain of Penn Virginia’s and Lonestar’s filings with the SEC prior to the date of the Merger Agreement and by information in confidential disclosure letters provided by each of Penn Virginia and Lonestar to the other in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. The representations, warranties and covenants are also subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors. Moreover, certain representations and warranties in the Merger Agreement were used for the purposes of allocating risk between Penn Virginia and Lonestar rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about Penn Virginia, Lonestar or their respective subsidiaries or affiliates. Accordingly, the Merger Agreement should not be read in isolation, but should instead be read in conjunction with other information regarding Penn Virginia, Lonestar or their respective subsidiaries or affiliates that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other documents that they file or furnish with the SEC.

Support Agreements

Lonestar Support Agreements

As of the Support Agreement Deadline, Lonestar stockholders collectively holding approximately 80% of the outstanding shares of Lonestar Common Stock as of July 10, 2021 (the “Lonestar Supporting Stockholders”) entered into support agreements (the “Lonestar Support Agreements”) with Penn Virginia pursuant to which the Lonestar Supporting Stockholders have agreed, among other things, to vote all shares of Lonestar Common Stock beneficially owned by such stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal with respect to Lonestar and (iii) against any amendment of Lonestar’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Mergers or Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of Lonestar.

Penn Virginia Support Agreement

As of the Support Agreement Deadline, certain entities (the “Penn Virginia Supporting Shareholders”) affiliated with Juniper Capital Advisors, L.P. (together with the Penn Virginia Supporting Shareholders, “Juniper”) entered into a support agreement with Lonestar (the “Penn Virginia Support Agreement”) pursuant to which the Penn Virginia Supporting Shareholders have agreed, among other things, vote all shares of Series A Preferred Stock, par value $0.01 per share, of the Company (“Penn Virginia Preferred Stock”) beneficially owned by such shareholders (i) in favor of the Share Issuance and approval of any other matter that is required to be approved by the shareholders of Penn Virginia in order to effect the Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance or (B) in support of an Acquisition Proposal with respect to the Company. As of July 9, 2021, Juniper was the beneficial owner of shares of Penn Virginia Preferred Stock representing approximately 60% of the outstanding voting power of the Company’s capital stock.

The foregoing description of the Lonestar Support Agreements and the Penn Virginia Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the form of the Lonestar Support Agreement and the Penn Virginia Support Agreement, copies of which are incorporated herein by reference and filed herewith as Exhibits 10.1 and 10.2, respectively.

Item 5.01	Change of Control of Registrant.

As a result of the consummation of the Second Merger, at the Effective Time, Lonestar will merge with and into Merger Sub LLC, a wholly owned subsidiary of Penn Virginia.

The information set for in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) between Penn Virginia Corporation (“Penn Virginia”) and Lonestar Resources US Inc. (“Lonestar”), Penn Virginia intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH

THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s stockholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Security holders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Lonestar’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Penn Virginia described herein and as adjusted descriptions of the combined company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Proposed Transaction or that stockholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the risk that changes in Lonestar’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Lonestar to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Lonestar’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause Lonestar to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Lonestar to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Lonestar may be unable to reduce expenses or access financing or liquidity; the risk that Lonestar does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Lonestar’s control, including those detailed in Lonestar’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Lonestar’s website at www.pennvirginia.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Lonestar believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Lonestar undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1*	Merger Agreement, dated as of July 10, 2021, by and between Penn Virginia and Lonestar.

10.1	Form of Support Agreement, dated as of July 10, 2021, by and between Penn Virginia and the Lonestar Supporting Stockholders (included as Exhibit A in Exhibit 2.1).

10.2	Support Agreement, dated as of July 10, 2021, by and between Lonestar and the Penn Virginia Supporting Shareholders.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	This filing excludes schedules pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon its request.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 12, 2021	LONESTAR RESOURCES US INC.

	By:	/s/ Frank D. Bracken III
Name: Frank D. Bracken III
Title: Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PENN VIRGINIA CORPORATION

AND

LONESTAR RESOURCES US INC.

July 10, 2021

i

EXHIBITS

Exhibit A	Form of Lambda Support Agreement
Exhibit B	Form of Pi Support Agreement
Exhibit C	Form of A&R Limited Liability Company Agreement of Surviving Company
Exhibit D	Form of Lambda Stockholder Written Consent

ANNEXES

Annex I	Index of Defined Terms

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on July 10, 2021, by and between Penn Virginia Corporation, a Virginia corporation (“Pi”), and Lonestar Resources US Inc., a Delaware corporation (“Lambda”).

Recitals

WHEREAS, Pi and Lambda intend to effect (i) a merger (the “First Merger”) of Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned, direct Subsidiary of Pi to be own by Pi prior to the Closing (“Merger Sub Inc.”), with and into Lambda in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with Lambda continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, (ii) immediately following the First Merger, the merger (the “Second Merger” and, together with the First Merger, the “Integrated Mergers”) of the Surviving Corporation with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly owned, direct Subsidiary of Pi to be owned by Pi prior to the Closing (“Merger Sub LLC”), in accordance with this Agreement, the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), with Merger Sub LLC continuing as the surviving Entity in the Second Merger (the “Surviving Company”);

WHEREAS, the Board of Directors of Lambda (the “Lambda Board”) has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Lambda and the holders of Lambda Common Stock (the “Lambda Stockholders”), (ii) (A) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, and (B) approved and declared advisable the Pi Support Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the Lambda Stockholders adopt and approve this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement (the recommendation referred to in this clause (iii), the “Lambda Recommendation”);

WHEREAS, the Board of Directors of Pi (the “Pi Board”) has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Pi and its stockholders (the “Pi Stockholders”), (ii) (A) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, and (B) approved and declared advisable the Lambda Support Agreements and the transactions contemplated thereby, and (iii) resolved to recommend that the Pi Stockholders approve the issuance of shares of Pi Common Stock in connection with the First Merger (the “Stock Issuance”) (the recommendation referred to in this clause (iii), the “Pi Recommendation”);

WHEREAS, as of Closing, (i) the Board of Directors of Merger Sub Inc. has unanimously (a) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub Inc. and its sole stockholder, (b) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement and (c) recommended that its sole stockholder adopt and approve this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement and, (ii) Pi, which is the sole stockholder of Merger Sub Inc. and the sole member of Merger Sub LLC, has approved and adopted this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement;

WHEREAS, in order to induce Pi to enter into this Agreement, Pi has requested that Lambda Stockholders collectively holding at least 75% of the shares of Lambda common stock outstanding (the “Lambda Supporting Stockholders”) execute and deliver to Pi, following the execution of this Agreement and prior to the Support Agreement Deadline, a Support Agreement (collectively, the “Lambda Support Agreements”) in the form of Exhibit A attached hereto, pursuant to which, among other things, the Lambda Supporting Stockholders agree to vote in favor of this Agreement, the First Merger and the other transactions contemplated by this Agreement;

WHEREAS, in order to induce Lambda to enter into this Agreement, Lambda has requested that entities affiliated with Juniper Capital Advisors, L.P. (collectively, “Juniper”) execute and deliver to Lambda, following the execution of this Agreement and prior to the Support Agreement Deadline, a Support Agreement (the “Pi Support Agreement”) in the form of Exhibit B attached hereto, pursuant to which, among other things, Juniper agrees to vote in favor of the Stock Issuance and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and WHEREAS, Pi and Lambda desire to make certain representations, warranties, covenants and agreements in connection with the Integrated Mergers and also to prescribe various conditions to the Integrated Mergers.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE INTEGRATED MERGERS

Section 1.1 The Integrated Mergers.

(a) Merger of Merger Sub Inc. into Lambda. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub Inc. shall be merged with and into Lambda, and the separate corporate existence of Merger Sub Inc. shall cease, and Lambda shall continue as the surviving corporation in the First Merger (the “Surviving Corporation”) as a wholly-owned, direct Subsidiary of Pi.

(b) Merger of the Surviving Corporation into Merger Sub LLC. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall continue as the Surviving Company and a wholly-owned, direct Subsidiary of Pi.

Section 1.2 Effect of Integrated Mergers.

(a) At the Effective Time, the First Merger shall have the effects set forth in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. At the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Lambda and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities and duties of Lambda and Merger Sub Inc. shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. At the Second Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities and duties of the Surviving Company.

Section 1.3 Closing; Effective Time. The closing of the Integrated Mergers (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002 on a date to be mutually agreed upon by Pi and Lambda (the “Closing Date”), which date shall be no later than the second Business Day after the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Pi and Lambda shall mutually agree. Immediately following the Closing, Lambda and Pi shall cause (a) a certificate of merger (the “First Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL effecting the First Merger and (b) a certificate of merger (the “Second Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DCGL and the DLLCA effecting the Second Merger. The First Merger shall become effective upon such filing and acceptance of the First Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as agreed by Pi and Lambda and as set forth in the First Certificate of Merger (the “Effective Time”). The Second Merger shall become effective one minute after the Effective Time (the “Second Merger Effective Time”), as the parties shall specify in the Second Certificate of Merger.

Section 1.4 Organizational Documents.

(a) Certificate of Incorporation and Bylaws of the Surviving Corporation.

(i) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated so that it reads in its entirety the same as the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.

(ii) At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated so that they read in their entirety the same as the bylaws of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.

(b) Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

(i) At the Second Merger Effective Time, the certificate of formation of Merger Sub LLC in effect as of immediately prior to the Second Merger Effective Time shall be the certificate of formation of the Surviving Company, until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.

(ii) At the Second Merger Effective Time, the limited liability company agreement of the Surviving Company shall be amended and restated pursuant to the Second Merger in its entirety as set forth on Exhibit C, until thereafter changed or amended as provided therein, subject to Section 5.8(b), or by applicable Law.

(iii) The name of the Surviving Company shall be a name chosen by Pi prior to the Effective Time.

Section 1.5 Directors and Officers of the Surviving Corporation and Surviving Company.

(a) Subject to applicable Law, the parties shall take all actions necessary such that the Persons who are the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and such initial directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) The officers of Merger Sub Inc. immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and such initial officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(c) The officers of Merger Sub LLC immediately prior to the Second Merger Effective Time shall be the initial officers of the Surviving Company and such initial officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.6 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the First Merger and without any further action on the part of Pi, Merger Sub Inc., Lambda or any holder of capital stock thereof:

(i) each share of common stock, $0.001 par value, of Lambda (the “Lambda Common Stock”) held immediately prior to the Effective Time by Pi, Merger Sub Inc., or Lambda (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.6(b) and Section 1.6(c), each share of Lambda Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Effective Time shall be converted into the right to receive from Pi 0.51 fully paid and nonassessable shares of common stock, $0.01 par value, of Pi (the “Pi Common Stock”).

The number of shares of Pi Common Stock into which each share of Lambda Common Stock shall be converted, as specified in Section 1.6(a)(ii) (as such number may be adjusted in accordance with Section 1.6(b)), is referred to as the “Exchange Ratio.” The aggregate number of shares of Pi Common Stock issuable pursuant to Section 1.6(a)(ii), together with any cash to be paid in lieu of any fractional shares of Pi Common Stock in accordance with Section 1.6(c), is referred to as the “Merger Consideration.”

(b) Without limiting the parties’ respective obligations under Section 4.1 and Section 4.2, including Section 4.1(b)(i) and Section 4.2(b)(i), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Lambda Common Stock or Pi Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, then the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Exchange Ratio or any such other amounts payable pursuant to this Agreement.

(c) No fractional shares of Pi Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Pi Common Stock. Any holder of Lambda Common Stock who would otherwise be entitled to receive a fraction of a share of Pi Common Stock pursuant to the First Merger (after taking into account all shares of Lambda Common Stock held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Lambda Stock Certificate(s) or Book-Entry Common Shares, be paid in cash the dollar amount specified by Section 1.8(f).

(d) At the Effective Time, by virtue of the First Merger and without any action on the part of Pi, Merger Sub Inc., Lambda or any holder of capital stock thereof, each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, all certificates representing the common stock of Merger Sub Inc. shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e) At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Pi, the Surviving Corporation, Merger Sub LLC or the holders of any shares of capital stock or other equity interests of Pi, the Surviving Corporation or Merger Sub LLC, each share of common stock of the Surviving Corporation issued pursuant to the First Merger and outstanding immediately prior to the Second Merger Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and Pi shall continue as the sole member of the Surviving Company.

Section 1.7 Closing of Lambda’s Transfer Books.

(a) At the Effective Time: (i) all shares of Lambda Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and (A) each certificate (a “Lambda Stock Certificate”) formerly representing any share of Lambda Common Stock (other than an Excluded Share) and (B) each Book-Entry Common Share formerly representing any share of Lambda Common Stock (other than an Excluded Share) shall represent only the right to receive shares of Pi Common Stock (and cash in lieu of any fractional share of Pi Common Stock) as contemplated by Section 1.6 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.8(c), and all holders of Lambda Stock Certificates or Book-Entry Common Shares shall cease to have any rights as stockholders of Lambda; and (ii) the stock transfer books of Lambda shall be closed with respect to all shares of Lambda Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Lambda Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Lambda Stock Certificate is presented to the Exchange Agent or to the Surviving Corporation or Pi, such Lambda Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.

Section 1.8 Exchange Fund; Exchange of Certificates.

(a) Prior to the Closing Date, Pi and Lambda shall mutually select a bank or trust company, which may be the transfer agent for the Pi Common Stock, to act as exchange agent in the First Merger (the “Exchange Agent”), and, not later than the Effective Time, Pi shall enter into an agreement with the Exchange Agent, which will provide that, at or prior to the Effective Time, Pi shall deposit with the Exchange Agent all of the shares of Pi Common Stock required to pay the aggregate Merger Consideration pursuant to Section 1.6(a)(ii) and Section 1.8(f). The shares of Pi Common Stock so deposited with the Exchange Agent, together with (i) any dividends or distributions received by the Exchange Agent with respect to such shares and (ii) proceeds received from the sale of the Pi Excess Shares pursuant to Section 1.8(f), are referred to collectively as the “Exchange Fund.”

(b) As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Pi shall cause the Exchange Agent to mail to the record holders of Lambda Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Pi and Lambda may reasonably specify (including a provision confirming that delivery of Lambda Stock Certificates shall be effected, and risk of loss and title to Lambda Stock Certificates shall pass, only upon delivery of such Lambda Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Lambda Stock Certificates in exchange for Pi Common Stock, as provided in Section 1.6, and any cash in lieu of a fractional share which the shares of Lambda Common Stock represented by such Lambda Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid pursuant to Section 1.8(c). Upon surrender of a Lambda Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Pi, (A) the holder of such Lambda Stock Certificate shall be entitled to receive in book-entry form the number of whole shares of Pi Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Pi Common Stock) as well as any dividends or distributions to be paid pursuant to Section 1.8(c), and (B) the Lambda Stock Certificate so surrendered shall be immediately canceled.

(c) No dividends or other distributions declared with respect to the Pi Common Stock shall be paid to the holder of any unsurrendered Lambda Stock Certificate until the holder thereof shall surrender such Lambda Stock Certificate in accordance with this Article I. After the surrender of a Lambda Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Pi Common Stock which the shares of Lambda Common Stock represented by such Lambda Stock Certificate have been converted into the right to receive.

(d) Until surrendered as contemplated by this Section 1.8, each Lambda Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Pi Common Stock (and cash in lieu of any fractional share of Pi Common Stock) as contemplated by this Article I and any distribution or dividend with respect to Pi Common Stock the record date for which is after the Effective Time.

(e) In the event of a transfer of ownership of shares of Lambda Common Stock that is not registered in the transfer records of Lambda, shares in book-entry form representing the proper number of shares of Pi Common Stock may be issued to a Person, other than the Person in whose name such Lambda Stock Certificate so surrendered is registered if such Lambda Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Pi Common Stock to a Person other than the registered holder of such Lambda Stock Certificate or, establish to the satisfaction of Pi, that such Taxes have been paid or are not applicable. If any Lambda Stock Certificate shall have been lost, stolen or destroyed, Pi may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Pi Common Stock, require the owner of such lost, stolen or destroyed Lambda Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Pi may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Pi or the Surviving Corporation with respect to such Lambda Stock Certificate.

(f)

(i) As promptly as practicable following the Effective Time, the Exchange Agent shall (A) determine the number of whole shares of Pi Common Stock and the number of fractional shares of Pi Common Stock that each holder of Lambda Common Stock is entitled to receive in connection with the consummation of the First Merger and (B) aggregate all such fractional shares of Pi Common Stock that would, except as provided in Section 1.6(c), be issued to the holders of Lambda Common Stock, rounding up to the nearest whole number (the “Pi Excess Shares”), and the Exchange Agent shall, on behalf of former stockholders of Lambda, sell the Pi Excess Shares at then-prevailing prices on The Nasdaq Stock Market LLC (“Nasdaq”), all in the manner provided in Section 1.8(f)(ii).

(ii) The sale of the Pi Excess Shares by the Exchange Agent shall be executed on Nasdaq through one or more member firms of Nasdaq and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Pi Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of Lambda Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the “Lambda Common Stock Trust”). Pi shall pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar Taxes imposed on a holder of Lambda Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Pi Excess Shares. The Exchange Agent shall determine the portion of the Lambda Common Stock Trust to which each former holder of Lambda Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Lambda Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Lambda Common Stock is entitled (after taking into account all shares of Lambda Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Lambda Common Stock are entitled.

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Lambda Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders, subject to and in accordance with the terms of this Section 1.8.

(g) Any portion of the Exchange Fund that remains undistributed to stockholders of Lambda as of the date six (6) months after the Effective Time shall be delivered to Pi upon demand, and any holders of Lambda Stock Certificates who have not theretofore surrendered their Lambda Stock Certificates to the Exchange Agent in accordance with this Section 1.8 and any holders of Book-Entry Common Shares who have not theretofore cashed any check payable to them in accordance with Section 1.9, shall thereafter look only to Pi for satisfaction of their claims for Pi Common Stock, cash in lieu of fractional shares of Pi Common Stock and any dividends or distributions with respect to Pi Common Stock subject to applicable abandoned property law, escheat laws or similar Laws.

(h) Each of the Exchange Agent, Pi, Lambda, the Surviving Corporation, the Surviving Company and their respective Affiliates and agents shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax Law; provided, however, that the parties hereto agree that the consideration payable or otherwise deliverable pursuant to this Agreement shall not be subject to withholding under Section 1445 of the Code or the Treasury Regulations promulgated thereunder so long as the representation set forth in Section 2.11(f) is true and correct in all respects as of the Closing Date, except to the extent required pursuant to a change in applicable Law after the date of this Agreement. To the extent that amounts are so properly deducted or withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding any other provision of this Agreement, the parties acknowledge that if the representation set forth in Section 2.11(f) is not true and correct in all respects as of the Closing Date, Pi, Merger Sub Inc. and Merger Sub LLC’s sole recourse and remedy with respect to such breach will be to deduct and withhold under this Section 1.8(h).

(i) Neither Pi nor the Surviving Corporation shall be liable to any holder or former holder of Lambda Common Stock or to any other Person with respect to any share of Lambda Common Stock (or any dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Lambda Stock Certificate shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any such shares of Pi Common Stock or any dividends or other distributions payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity), any shares of Pi Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Lambda Stock Certificate shall, to the extent permitted by applicable Law, become the property of Pi, free and clear of all claims or interest of any Person previously entitled thereto.

(j) No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares, or any unpaid dividends or distributions payable to holders of Lambda Common Stock.

Section 1.9 Book-Entry Common Shares.

(a) Subject to applicable provisions of Section 1.8, with respect to Book-Entry Common Shares held through DTC, Pi and Lambda shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Lambda Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Pi Common Stock in accordance with Section 1.6(c), if any) and any other dividends or distributions that DTC has the right to receive pursuant to this Article I and cancel such Book-Entry Common Shares.

(b) Subject to applicable provisions of Section 1.8, Pi, without any action on the part of any holder, will cause the Exchange Agent to (a) issue, as of the Effective Time, to each holder of Book-Entry Common Shares not held through DTC that number of book-entry whole shares of Pi Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares and (b) mail to each holder of Book-Entry Common Shares (other than Excluded Shares) a check in the amount of any cash payable in respect of the holder’s Book-Entry Common Shares pursuant to Section 1.6(c) and any other dividends or distributions such holder has the right to receive pursuant to this Article I. Pi will also cause the Exchange Agent to mail to each such holder materials (in a form to be reasonably agreed by Pi and Lambda prior to the Effective Time) advising the holder of the effectiveness of the First Merger and the conversion of the holder’s Book-Entry Common Shares pursuant to the First Merger.

Section 1.10 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Integrated Mergers or the other transactions contemplated by this Agreement.

Section 1.11 Further Action. If, at any time after the Effective Time or the Second Merger Effective Time, as applicable, any further action is determined by Pi to be necessary or desirable to carry out the purposes of this Agreement, to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub Inc. and Lambda or to vest the Surviving Company with full right, title, and possession of and to all rights and property of the Surviving Corporation and Merger Sub LLC, the officers and directors of the Surviving Corporation and Pi shall be fully authorized (in the name of Merger Sub Inc., in the name of Merger Sub LLC, in the name of Lambda and otherwise) to take such action.

Section 1.12 Contribution of Surviving Company. Promptly following the Second Merger Effective Time, Pi will contribute all of the limited liability company interests in the Surviving Company to Penn Virginia Holdings, LLC, a Delaware limited liability company, in exchange for the issuance of PV Energy Holdings, L.P., a Delaware limited partnership (“Pi Holdings”), common units (“Pi Holdings Units”) contemplated by Section 3.04 of the Amended and Restated Agreement of Limited Partnership of Pi Holdings (as amended, the “Pi Holdings LPA”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LAMBDA

Except as disclosed in (a) the Lambda SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Lambda to

Pi, Merger Sub Inc. and Merger Sub LLC prior to the execution and delivery of this Agreement (the “Lambda Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Lambda represents and warrants to Pi and, as of the Closing Date, to Merger Sub Inc. and Merger Sub LLC as follows:

Section 2.1 Due Organization; Subsidiaries.

(a) Lambda is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Lambda has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Lambda is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(b) Each of Lambda’s Subsidiaries (the “Lambda Subsidiaries”) is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Each of the Lambda Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Each of the Lambda Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(c) Lambda has delivered or made available to Pi accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Lambda and each Lambda Subsidiary that constitutes a “significant subsidiary” of Lambda as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Lambda Organizational Documents”).

(d) Section 2.1(d) of the Lambda Disclosure Letter sets forth Lambda’s and any of Lambda Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person, other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Lambda. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Lambda, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Lambda Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Lambda, by one or more Subsidiaries of Lambda or by Lambda and one or more of the Lambda Subsidiaries, in each case free and clear of all Encumbrances.

Section 2.2 Authority; Binding Nature of Agreement.

(a) Lambda has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of Lambda Stockholder Approval, to consummate the Integrated Mergers and the other transactions contemplated hereby. The execution and delivery of this Agreement by Lambda and the consummation by Lambda of the Integrated Mergers and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Lambda (other than, with respect to the First Merger, the receipt of Lambda Stockholder Approval).

(b) The Lambda Board has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Lambda and the Lambda Stockholders, (ii) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, (iii) approved and declared advisable the Pi Support Agreement, and (iv) resolved to make the Lambda Recommendation. Except in connection with a Lambda Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Lambda Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by Lambda and, assuming the due execution and delivery of this Agreement by Pi, constitutes the legal, valid and binding obligation of Lambda, enforceable against Lambda in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief, and other equitable remedies (collectively (i) and (ii), “Enforceability Exceptions”).

Section 2.3 Vote Required. The adoption of this agreement by the affirmative vote of the holders of a majority of the shares of Lambda Common Stock outstanding (the “Lambda Stockholder Approval”) is the only vote of the holders of any class or series of Lambda’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Integrated Mergers and the other transactions contemplated by this Agreement as set forth herein (the “Lambda Proposal”).

Section 2.4 Capitalization.

(a) The authorized capital stock of Lambda consists of 90,000,000 shares of Lambda Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Lambda Preferred Stock”). As of July 10, 2021 (the “Measurement Date”), (i) 10,107,084 shares of Lambda Common Stock are issued and outstanding, (ii) no shares of Lambda Common Stock are held in Lambda’s treasury, (iii) no shares of Lambda Common Stock are held by any of the Lambda Subsidiaries, (iv) 966,184 shares of Lambda Common Stock are issuable pursuant to stock incentive plans of Lambda (“Lambda Stock Plans”), which includes: 564,917 shares issuable in respect of Lambda RSUs (assuming performance-based vesting conditions are deemed achieved in full in the case of Lambda RSUs subject to performance-based vesting conditions (which, for the avoidance of doubt, shall result in a number of Lambda RSUs vesting equal to the number of Lambda RSUs granted to the applicable participant on the applicable grant date and not any greater number)), and 254,683 shares of Lambda Common Stock reserved for the grant of additional awards under Lambda Stock Plans, (v) Tranche 1 Warrants to purchase 555,555 shares of Lambda Common Stock and Tranche 2 Warrants to purchase 555,555 shares of Lambda Common Stock are issued and outstanding and (vi) no shares of Lambda Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of Lambda have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Lambda Common Stock which may be issued pursuant to the vesting of Lambda RSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iv) of this Section 2.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Lambda and there are no outstanding stock appreciation rights with respect to the capital stock of Lambda. Other than Lambda Common Stock and Lambda Preferred Stock, there are no other authorized classes of capital stock of Lambda. At the Closing, the Tranche 2 Warrants will remain unvested and expire according to their terms without any entitlement to the Merger Consideration in accordance with the terms of the Tranche 2 Warrant Agreement.

(b) Other than the Lambda Support Agreements, to the extent entered into after the execution of this Agreement, there are no voting trusts or other agreements or understandings to which Lambda, any of the Lambda Subsidiaries or, to the Knowledge of Lambda, any of their respective executive officers or directors is a party with respect to the voting of Lambda Common Stock or the capital stock or other equity interests of any of the Lambda Subsidiaries.

(c) Other than the Lambda RSUs and the Lambda Warrants, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Lambda or any of the Lambda Subsidiaries is a party obligating Lambda or any of the Lambda Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Lambda or any of the Lambda Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Lambda Subsidiaries. Other than the Lambda RSUs, the Tranche 1 Warrants, and the Tranche 2 Warrants (which shall be cancelled and extinguished for no consideration at the Closing Date), at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Lambda or any of the Lambda Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Lambda or any of the Lambda Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(d) Section 2.4(d) of the Lambda Disclosure Letter (i) lists each of the Lambda Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Lambda Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Lambda Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Lambda (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Lambda Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) are owned by Lambda, by one or more of the Lambda Subsidiaries or by Lambda and one or more of the Lambda Subsidiaries, in each case free and clear of all Encumbrances.

(e) There are no outstanding bonds, debentures, notes or other Indebtedness of Lambda or any of the Lambda Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Lambda or any of the Lambda Subsidiaries may vote.

Section 2.5 Governmental Filings; No Violations.

(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and (iv) Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Lambda or any of the Lambda Subsidiaries in connection with the execution and delivery of this Agreement, the performance by Lambda of its obligations under this Agreement and the consummation by Lambda of the Integrated Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(b) The execution and delivery of this Agreement by Lambda does not, and the consummation of the Integrated Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Lambda Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the Lambda Stockholder Approval, violate or conflict with any Laws or any Order applicable to Lambda or any of the Lambda Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the Lambda Disclosure Letter, as well as the termination of the Lambda Credit Agreement and satisfaction in full of all obligations outstanding thereunder and under the Lambda Warrants, in each case, prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Lambda or any of the Lambda Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Lambda or any of the Lambda Subsidiaries is now a party or by which it or any of its assets may be bound or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Lambda or any of the Lambda Subsidiaries (including Pi and any of Pi’s Subsidiaries (the “Pi Subsidiaries”) following the Integrated Mergers) except, in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

Section 2.6 SEC Filings; Financial Statements.

(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement/Consent Solicitation Statement, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by Lambda or any of the Lambda Subsidiaries since January 1, 2021 (the “Lambda SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Lambda SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Exchange Act (as the case may be), and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the Lambda SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Lambda SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Lambda and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Lambda and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Lambda Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Lambda and its consolidated Subsidiaries as of December 31, 2020 (the “Lambda Balance Sheet Date”) set forth in Lambda’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended on April 30, 2021.

(c) Lambda maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Lambda’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Lambda is recorded and reported on a timely basis to the individuals responsible for the preparation of Lambda’s filings with the SEC and other public disclosure documents. Lambda maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Lambda’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Lambda, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Lambda are being made only in accordance with authorizations of management and directors of Lambda and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Lambda’s assets that could have a material effect on its financial statements. Lambda has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Lambda’s auditors and the audit committee of the Lambda Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Lambda’s ability to record, process, summarize and report financial information and has identified for Lambda’s auditors and the audit committee of the Lambda Board any material weaknesses in internal control over financial reporting and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in Lambda’s internal control over financial reporting. Since January 1, 2021, any material change in internal control over financial reporting required to be disclosed in any Lambda SEC Document has been so disclosed.

(d) Since the Lambda Balance Sheet Date, neither Lambda nor any of the Lambda Subsidiaries nor, to the Knowledge of Lambda, any director or officer of Lambda or any of the Lambda Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Lambda or any of the Lambda Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Lambda or any of the Lambda Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Section 2.6(e) of the Lambda Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Lambda or any of the Lambda Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Lambda and the Lambda Subsidiaries (collectively, the “Lambda Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(e) of the Lambda Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Lambda, Lambda or any of the Lambda Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Lambda and each of the Lambda Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Lambda, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2020, there have been no material violations of the Lambda Risk Policies.

Section 2.7 Absence of Changes. Since the Lambda Balance Sheet Date, (a) as of the date of this Agreement, Lambda and the Lambda Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for commercially reasonable actions taken outside the ordinary course of business or not consistent with past practice, in any such case, in response to material changes in commodity prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

Section 2.8 Absence of Undisclosed Liabilities. Since the Lambda Balance Sheet Date, neither Lambda nor any of the Lambda Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Lambda’s consolidated balance sheets (or the notes thereto) included in the Lambda SEC Documents, (b) liabilities that have been incurred by Lambda or any of the Lambda Subsidiaries since the Lambda Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Neither Lambda nor any of the Lambda Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Lambda and any of the Lambda Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Lambda or any of the Lambda Subsidiaries, in Lambda’s consolidated financial statements or the Lambda SEC Documents.

Section 2.9 Compliance with Laws; Regulation.

(a) Each of Lambda and the Lambda Subsidiaries and, with respect to any Oil and Gas Properties of Lambda and the Lambda Subsidiaries that are operated by third parties, to the Knowledge of Lambda, such third parties, are and, since December 31, 2019, have been conducting the businesses and operations of Lambda and the Lambda Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 2.11, (ii) Environmental Laws, which is covered solely by Section 2.13 and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 2.25, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect). Since December 31, 2019, neither Lambda nor any of the Lambda Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(b) Each of Lambda and the Lambda Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 2.13) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Lambda Permits”), and all such Lambda Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Lambda of any of the Lambda Permits is pending or, to the Knowledge of Lambda, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Lambda Permits would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Lambda and the Lambda Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Lambda Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(c) (i) Each of Lambda and the Lambda Subsidiaries and, to the Knowledge of Lambda, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Lambda is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 2.10 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Lambda filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 2.11(b) of the Lambda Disclosure Letter sets forth a correct and complete list, and Lambda has made available to Pi correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Lambda or any of the Lambda Subsidiaries is a party or bound as of the date hereof:

(i) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Lambda or any of its Affiliates (including Pi and the Pi Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their assets or properties;

(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $500,000 or (B) other Indebtedness of Lambda or any of the Lambda Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $500,000, other than agreements solely between or among Lambda and the Lambda Subsidiaries;

(iii) each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $500,000 or aggregate payments in excess of $1,000,000;

(iv) each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of Lambda and the Lambda Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Lambda or any Lambda Subsidiary exceeds $1,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(v) each Contract for any Derivative Product;

(vi) each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Lambda and/or its wholly-owned Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries;

(vii) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Lambda or any of the Lambda Subsidiaries to make annual expenditures in excess of $500,000 or aggregate payments in excess of $1,000,000 (in each case, net to the interest of Lambda and the Lambda Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(viii) each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Lambda or any of the Lambda Subsidiaries is subject, and, in each case, is material to the business of Lambda and the Lambda Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Lambda or any of the Lambda Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries;

(ix) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Lambda Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $500,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $500,000 in the aggregate after the date hereof;

(x) any Contract (other than any other Contract otherwise covered by this Section 2.10(b) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Lambda or any of the Lambda Subsidiaries, in each case), involving annual payments in excess of $500,000 or aggregate payments in excess of $1,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries), or creates or would create an Encumbrance on any material asset or property of Lambda or any of the Lambda Subsidiaries (other than Permitted Encumbrances);

(xi) any Contract that provides for midstream services (including gathering, transporting, marketing, processing and storing) to, or the sale by, Lambda or any of the Lambda Subsidiaries of Hydrocarbons (1) in excess of 1,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years;

(xii) any Contract for the sale of Hydrocarbons that are not terminable without penalty or other liability to Lambda or any of the Lambda Subsidiaries within sixty (60) days;

(xiii) any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from Lambda or any Lambda Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $500,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $1,000,000 during the two (2)-year period following the date of this Agreement;

(xiv) any Labor Agreement;

(xv) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Lambda or any of the Lambda Subsidiaries will have any material outstanding obligation to a Governmental Entity after the date of this Agreement;

(xvi) any Contract (other than Oil and Gas Leases) pursuant to which Lambda or any of the Lambda Subsidiaries has paid amounts associated with any Production Burden in excess of $1,000,000 during the immediately preceding fiscal year or with respect to which Lambda reasonably expects that it and the Lambda Subsidiaries will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could, based on current projections, exceed $1,000,000 annually or $2,000,000 in the aggregate; or

(xvii) each Contract or Lambda Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “Lambda Material Contracts.”

(d) Each Lambda Material Contract is valid and binding on Lambda or the Lambda Subsidiary party thereto, as the case may be, and, to the Knowledge of Lambda, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, in each case subject to Enforceability Exceptions.

(e) Neither Lambda nor any of the Lambda Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Lambda, no other party to any Lambda Material Contract is in breach of, or default under the terms of, any Lambda Material Contract, nor is any event of default (or similar term) continuing under any Lambda Material Contract, and, to the Knowledge of Lambda, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Lambda Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

Section 2.11 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect:

(i) all Tax Returns required to be filed by Lambda or any of the Lambda Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;

(ii) Lambda and each of the Lambda Subsidiaries has timely paid or withheld, all Taxes required to be paid or withheld by it prior to the Closing (whether or not reflected on any Tax Return);

(iii) no outstanding deficiency for Taxes has been proposed, assessed or asserted in writing against Lambda or any of the Lambda Subsidiaries;

(iv) neither Lambda nor any of the Lambda Subsidiaries has any material liability for the Taxes of any Person (other than Lambda or any of the Lambda Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(v) no Taxes of Lambda or any of the Lambda Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings in respect of Taxes pending or proposed in writing against Lambda or any of the Lambda Subsidiaries;

(vi) neither Lambda nor any of the Lambda Subsidiaries has granted any currently effective waiver of any statute of limitations in respect of Taxes or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(vii) there are no Encumbrances for Taxes on any of the assets of Lambda or any of the Lambda Subsidiaries other than Permitted Encumbrances; and

(viii) neither Lambda nor any of the Lambda Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any analogous provision of state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b) Neither Lambda nor any of the Lambda Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) within the two (2) years prior to the date of this Agreement.

(c) Neither Lambda nor any of the Lambda Subsidiaries has participated in or is currently participating in, any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under any analogous provision of state, local, or foreign Tax Law.

(d) Neither Lambda nor any of the Lambda Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement pursuant to which it will have any potential material liability to any Person (other than Lambda or any of the Lambda Subsidiaries) after the Effective Time (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(e) Neither Lambda nor any of the Lambda Subsidiaries is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Lambda Common Stock is “regularly traded on an established securities market” within the meaning of Treasury Regulations Section 1.1445-2(c)(2).

Section 2.12 Employee and Labor Matters; Benefit Plans.

(a) Section 2.12(a) of the Lambda Disclosure Letter lists all material Lambda Benefit Plans as of the date hereof. For purposes of this Agreement, the term “Lambda Benefit Plan” means each (i) employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) employee welfare benefit plan (as defined in Section 3(1) of ERISA), (iii) all other pension, retirement, bonus, commission, stock option, stock purchase, equity-based or cash-based incentive, deferred compensation, supplemental retirement or retiree plan, program or other retiree coverage or arrangement, insurance, medical, welfare, fringe benefit and other benefit plan, program, Contract, arrangement or policy and (iv) employment (other than offer letters providing for at-will employment), executive compensation, change in control, retention, termination or severance plan, program, Contract, or policy of any kind, in each case, that is sponsored, maintained or contributed to by Lambda or any of the Lambda Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with Lambda or any of the Lambda Subsidiaries within the meaning of Section 4001(b) of ERISA (each, a “Lambda ERISA Affiliate”) for the benefit of, or relating to, any current or former employee, officer, director or other service provider of Lambda or any of the Lambda Subsidiaries or as to which Lambda or any Lambda ERISA Affiliate has any liability or any current or future obligation. Lambda has made available to Pi, true and complete copies of (i) the current plan document for each written material Lambda Benefit Plan, including all amendments thereto, and any related trust agreement currently in effect, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), filed with respect to each Lambda Benefit Plan required to make such a filing, (iii) the most recent actuarial valuation for each Lambda Benefit Plan for which such a valuation was prepared and (iv) the most recent favorable determination letter issued for each Lambda Benefit Plan which is intended to be qualified under Section 401(a) of the Code. Lambda has provided a complete and accurate list of the name, principal location of employment, job title, hire date, full or part time status, exempt v. non-exempt Fair Labor Standards Act classification, annualized salary or hourly rate (if applicable) for work or services being provided to Lambda and any the Lambda Subsidiaries, and equity awards, of each employee of Lambda and the Lambda Subsidiaries at the date of this Agreement, and indicates any employee of Lambda who is on leave of absence at the date of this Agreement.

(b) Except as set forth on Section 2.12(a) of the Lambda Disclosure Letter: (i) none of the Lambda Benefit Plans promises or provides (and neither Lambda nor any of the Lambda Subsidiaries has any obligation to provide) post-termination or retiree medical or life insurance benefits to any former or current employee of Lambda or any of the Lambda Subsidiaries (other than continuation coverage to the extent required by Law, whether pursuant to Section 4980B of the Code or similar state Law); (ii) none of the Lambda Benefit Plans are, or within the past six plan years have been, subject to Section 302 of Title IV of ERISA or Section 412 or 430 of the Code, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as described in Section 413(c) of the Code), a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a cash balance pension plan or other hybrid plan that is an “applicable defined benefit plan” as defined in Section 203(f)(3) of ERISA; (iii) except as would not reasonably be expected to result in a Lambda Material Adverse Effect, all of the Lambda Benefit Plans have been established, operated, funded and maintained in all material respects in compliance with their terms and all applicable Laws, including ERISA and the Code; (iv) except as would not reasonably be expected to result in a Lambda Material Adverse Effect, each Lambda Benefit Plan subject to Section 409A of the Code has been documented and operated in compliance with, or an exemption from, Section 409A of the Code; (v) each Lambda Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code and to the Knowledge of Lambda, nothing has occurred since the issuance of such letter that would reasonably be expected to adversely affect the qualified status of such plan; (vi) no liability under Title IV of ERISA has been incurred by Lambda, any of the Lambda Subsidiaries, or any Lambda ERISA Affiliate that has not been satisfied in full when due, and no condition exists that is reasonably expected to result in the incurrence by Lambda, any of the Lambda Subsidiaries, or any Lambda ERISA Affiliate of a liability under Title IV of ERISA (other than for the timely payment of Pension Benefit Guaranty Corporation insurance premiums); (vii) no Lambda Benefit Plan that is subject to Section 412 of the Code or Section 302 of ERISA has incurred a “funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (viii) except as would not reasonably be expected to result in a Lambda Material Adverse Effect, there are no pending or, to the Knowledge of Lambda, threatened Legal Proceedings or claims by or on behalf of any of the Lambda Benefit Plans or otherwise related to any Lambda Benefit Plan (other than routine claims for benefits); and (ix) no Lambda Benefit Plan is maintained for the benefit of employees, directors, or other individual service providers who work primarily outside of the United States.

(c) Except as otherwise provided in this Agreement or as set forth on Section 2.12(c) of the Lambda Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either solely as a result thereof or as a result of such transactions in conjunction with another event) (i) cause or result in an increase in the amount or value of compensation or benefits or accelerate the timing of vesting, exercisability, funding or payment of any benefits or compensation payable in respect of any former or current employee, officer, director or other service provider of Lambda or any of the Lambda Subsidiaries; (ii) result in any limitation on the right of Pi, the Surviving Corporation or any of their respective Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Lambda Benefit Plan or related trust on or after the Effective Time; or (iii) cause or result in an increase in the liabilities of Lambda, Pi, the Surviving Corporation or any of their respective Subsidiaries to any third Person on account of matters relating to compensation or benefits in respect of any former or current employee, officer, director or other service provider of Lambda or any of the Lambda Subsidiaries.

(d) No Lambda Benefit Plan provides for payments or benefits in connection with the transactions contemplated by this Agreement (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that, individually or in the aggregate, will give rise to the payment of any amount that would result in a loss of tax deductions pursuant to Section 280G of the Code.

(e) No Lambda Benefit Plan provides for the gross-up, reimbursement or indemnification of any Taxes, including any Taxes imposed by Section 409A or 4999 of the Code.

(f) Neither Lambda nor any of the Lambda Subsidiaries is party to or is otherwise bound by or is in the process of negotiating any labor agreements, collective bargaining agreements and any other labor-related agreements, Contracts or arrangements with any labor union, works council or similar labor organization (collectively, “Labor Agreements”). Neither Lambda nor any of the Lambda Subsidiaries has any unions, employee representative bodies or other labor organizations which, represent any employees of Lambda or any of the Lambda Subsidiaries and no employees of Lambda or any of the Lambda Subsidiaries are represented by any labor union, works council, or other labor organization with respect to their employment with Lambda or any of the Lambda Subsidiaries.

(g) There is not now in existence, nor has there been in the past three years, any pending or, to the Knowledge of Lambda, written threat of any: (i) strike, slowdown, stoppage, picketing, lockout, unfair labor practice charges, material labor grievances, material labor arbitrations, handbilling or other material labor disputes against or affecting Lambda or any of the Lambda Subsidiaries or (ii) labor-related demand for representation or union organizing activities. There is not now and in the past three years (3) years there have not been in existence any pending or, to the Knowledge of Lambda, threatened material Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Lambda, any of the Lambda Subsidiaries or any Lambda Benefit Plan, including claims arising under any such Law by any independent contractor or leased personnel.

(h) To the Knowledge of Lambda, no current or former employee of Lambda or any of the Lambda Subsidiaries is in violation in any material respect, or has threatened a violation in any material respect, of any term or provision of any employment Contract, Labor Agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation, confidentiality or other proprietary information disclosure Contract owed to Lambda or any Lambda Subsidiaries or to any third party and arising from such person’s employment or engagement by Lambda or any of the Lambda Subsidiaries.

(i) Lambda and the Lambda Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and consultants and exempt and non-exempt employees, the treatment of leased employees or other non-employee service providers, and the full and timely payment of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments and benefits, fees, and other compensation and benefits), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation (including the investigation of complaints regarding harassment, discrimination, or retaliation), whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance, except in each case for failures so to comply that would not reasonably be expected to be material, individually or in the aggregate to Lambda and the Lambda Subsidiaries, taken as a whole.

(j) Neither Lambda nor any of the Lambda Subsidiaries has any employees employed outside of the United States.

(k) None of Lambda or any of the Lambda Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Lambda or any of the Lambda Subsidiaries that arises from allegations relating to sexual harassment by an officer or employee of Lambda or any of the Lambda Subsidiaries at the level of Senior Vice President or above. To the Knowledge of Lambda, in the last three (3) years, no allegations of sexual harassment have been made against any officer or employee of Lambda or any of the Lambda Subsidiaries at a level of Senior Vice President or above.

(l) Except as set forth on Section 2.12(l) of the Lambda Disclosure Letter, Lambda and the Lambda Subsidiaries have not engaged in layoffs, facility closures or shutdowns, or reductions in force, since March 1, 2020 including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. Lambda and the Lambda Subsidiaries presently have no plans to engage in any layoffs, furloughs facility closures or shutdowns, whether temporary or permanent, within the next six (6) months including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. Lambda and the Lambda Subsidiaries, taken as a whole, have sufficient employees to operate the Lambda business as currently conducted.

(m) Except as set forth on Section 2.12(m) of the Lambda Disclosure Letter, neither Lambda nor any of the Lambda Subsidiaries has applied for a loan under 15 U.S.C. 636(a)(36) (a “PPP Loan”). To the Knowledge of Lambda, Lambda and the Lambda Subsidiaries have complied in all material respects as applicable with the requirements of (i) the Families First Coronavirus Response Act (the “FFCRA”), (ii) any applicable federal, state or local stay-at-home orders (i.e., directives that order residents to stay at home unless performing certain essential activities) and (iii) any applicable provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Section 2.13 Environmental Matters.

(a) Since December 31, 2018, each of Lambda and the Lambda Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Lambda and the Lambda Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. Lambda and the Lambda Subsidiaries have not received any written communication from a Governmental Entity alleging that Lambda and the Lambda Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Lambda, there are no past or present activities that would be reasonably likely to prevent or interfere with such compliance (giving effect to such qualifications) in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(b) There has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Lambda or any of the Lambda Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of Lambda, threatened against Lambda or any of the Lambda Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

Section 2.14 Reserve Reports. The factual, non-interpretive data relating to the Oil and Gas Properties of Lambda and the Lambda Subsidiaries on which (i) Lambda’s estimate of the proved Hydrocarbon reserves of Lambda and the Lambda Subsidiaries with respect to the Oil and Gas Properties of Lambda and the Lambda Subsidiaries as of December 31, 2020, referred to in Lambda’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Lambda Reserve Report”), and (ii) the report of W.D. Von Gonten & Co. (“Von Gonten”) regarding its independent audit, as of December 31, 2020, of certain of the proved Hydrocarbon reserves of Lambda and the Lambda Subsidiaries referred to in Lambda’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Lambda Von Gonten Audit Report”) were based was complete and accurate at the time such data was used by Lambda in the preparation of the Lambda Reserve Report and provided to Von Gonten for use in the Lambda Von Gonten Audit Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. To the Knowledge of Lambda, there are no material errors in the assumptions and estimates used by Lambda and the Lambda Subsidiaries in connection with the preparation of the Lambda Reserve Report or by Von Gonten in connection with the preparation of the Lambda Von Gonten Audit Report. The proved Hydrocarbon reserve estimates of Lambda and the Lambda Subsidiaries set forth in the Lambda Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Lambda and the Lambda Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Lambda Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Lambda and the Lambda Subsidiaries in connection with the preparation of the Lambda Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to Von Gonten in connection with the preparation of the Lambda Von Gonten Audit Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 2.15 Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 2.11 and Section 2.13, respectively) and, within the past two years, to the Knowledge of Lambda, no Person has threatened to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 2.11 and Section 2.13, respectively), against Lambda or any of the Lambda Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect. There is no Order to which Lambda or any of the Lambda Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

Section 2.16 Title to Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Lambda Reserve Report relating to the interests of Lambda and the Lambda Subsidiaries referred to therein, or (ii) reflected in the Lambda Reserve Report or in the Lambda SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Lambda and the Lambda Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Lambda Reserve Report and in each case as attributable to interests owned by Lambda and the Lambda Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Lambda’s or one or more of the Lambda Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Lambda (or one or more of the Lambda Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Lambda Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Lambda and/or one or more of the Lambda Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Lambda Reserve Report), (B) obligates Lambda (or one or more of the Lambda Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Lambda Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest increase in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries (i) constitutes the valid and binding obligation of Lambda or the Lambda Subsidiaries and, to the Knowledge of Lambda, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of Lambda or the Lambda Subsidiaries and, to the Knowledge of Lambda, each of the other parties thereto, in accordance with its terms. Each of Lambda and the Lambda Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Lambda, each other party thereto, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries. There is not, to the Knowledge of Lambda, under any Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of Lambda, neither Lambda nor any of the Lambda Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of Lambda or any of the Lambda Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries, (i) Lambda and the Lambda Subsidiaries have good, valid and defensible title to all real property owned by Lambda or any of the Lambda Subsidiaries (collectively, the “Lambda Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Lambda or any of the Lambda Subsidiaries (collectively, including the improvements thereon, the “Lambda Leased Real Property”, and, together with the Lambda Owned Real Property, the “Lambda Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Lambda or any of the Lambda Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Lambda Leased Real Property (each, a “Lambda Real Property Lease”), to the Knowledge of Lambda, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Lambda nor any of the Lambda Subsidiaries, or to the Knowledge of Lambda, any other party thereto, has received written notice of any default under any Lambda Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Lambda, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries, Lambda Owned Real Property or Lambda Leased Real Property.

(d) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Lambda Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Lambda Real Property by Lambda and the Lambda Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among Lambda and the Lambda Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Lambda Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Lambda Owned Real Property by Lambda and the Lambda Subsidiaries in the operation of their respective businesses thereon. Neither Lambda nor any of the Lambda Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Lambda Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Lambda Real Property by Lambda and the Lambda Subsidiaries in the operation of their respective businesses thereon. The Lambda Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in the operation of the respective businesses of Lambda and the Lambda Subsidiaries.

(e) Except (i) for amounts being held in suspense (by Lambda, any of the Lambda Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Lambda SEC Documents otherwise in the ordinary course of business, or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Lambda and the Lambda Subsidiaries are being received by such selling Persons in a timely manner. Neither Lambda nor any of the Lambda Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Lambda or any of the Lambda Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect and to the Knowledge of Lambda, (i) all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of Lambda or any of the Lambda Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Oil and Gas Leases, applicable Contracts and applicable Law, and (ii) all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of Lambda or any of the Lambda Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with applicable Oil and Gas Leases, applicable Contracts and applicable Law.

(g) No Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by Lambda or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect.

(h) As of the date of this Agreement, and except as provided for in Lambda’s capital budget (the “Lambda Budget”), a correct and complete copy of which has been made available to Pi, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on Lambda, the Lambda Subsidiaries or any of their respective Oil and Gas Properties and which Lambda reasonably anticipates will individually require expenditures by Lambda or any of the Lambda Subsidiaries in excess of $1,000,000 (net to the interest of Lambda and the Lambda Subsidiaries).

(i) Except as would not reasonably be expected to have a Lambda Material Adverse Effect, to the Knowledge of Lambda, there are no Wells that constitute a part of the Oil and Gas Properties of Lambda or any of the Lambda Subsidiaries in respect of which Lambda or any of the Lambda Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned that remains pending or unresolved.

Section 2.17 Intellectual Property; IT and Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect: (i) each of Lambda and the Lambda Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Lambda and the Lambda Subsidiaries as currently conducted; (ii) to Lambda’s Knowledge, the conduct of the business of Lambda and each of the Lambda Subsidiaries, since December 31, 2019, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of Lambda and the Lambda Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Lambda and the Lambda Subsidiaries, and, since December 31, 2019, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Lambda or any of the Lambda Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, since December 31, 2019: (i) there has been no failure in, or disruptions of, its Software or information technology (“IT”) assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been remedied; (ii) each of Lambda and the Lambda Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security; (iii) each of Lambda and the Lambda Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of Lambda, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for Lambda or any of the Lambda Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Lambda or any of the Lambda Subsidiaries; and (v) since December 31, 2019, neither Lambda nor any of the Lambda Subsidiaries has provided breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity, in the case of such notices alleging noncompliance with, or a violation by Lambda or any of the Lambda Subsidiaries of, any Laws directed to data privacy and security.

Section 2.18 Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Lambda SEC Documents and (b) the Lambda Benefit Plans, Section 2.18 of the Lambda Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Lambda or any of the Lambda Subsidiaries and, on the other hand, any (i) present executive officer or director of Lambda or any of the Lambda Subsidiaries or any Person that has served as an executive officer or director Lambda or any of the Lambda Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than five percent (5%) of the Lambda Common Stock as of the date of this Agreement or (iii) to the Knowledge of Lambda, any Affiliate of any such officer, director or owner (other than Lambda or any of the Lambda Subsidiaries) (each of the foregoing, a “Lambda Affiliate Transaction”).

Section 2.19 Insurance. Section 2.20 of the Lambda Disclosure Letter sets forth (a) a list of the material insurance policies (including directors and officers liability insurance) covering Lambda and the Lambda Subsidiaries as of the date hereof and (b) material pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect, from December 31, 2019 through the date of this Agreement, each of Lambda and the Lambda Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Lambda and the Lambda Subsidiaries during such time period. Neither Lambda nor any of the Lambda Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Lambda or any of the Lambda Subsidiaries.

Section 2.20 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Lambda for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, or (b) the Joint Proxy Statement/Consent Solicitation Statement will, at the time the Joint Proxy Statement/Consent Solicitation Statement is mailed to Pi Stockholders and the Lambda Stockholders and at the time of the Pi Stockholders’ Meeting and the Lambda Stockholders’ Meeting (if applicable) contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Pi Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, Lambda makes no representation or warranty with respect to any information supplied by or to be supplied by Pi, Merger Sub Inc. or Merger Sub LLC that is included or incorporated by reference in the foregoing documents.

Section 2.21 Regulatory Proceedings.

(a) Lambda is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except for certain facilities that are subject to Section 2.21(c), all properties and related facilities constituting Lambda’s and the Lambda Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

(c) Except for certain facilities, as described on Section 2.21(c) of the Lambda Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Lambda nor any of the Lambda Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

(d) Lambda is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

Section 2.22 Takeover Statutes. The approval by the Lambda Board referred to in Section 2.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Integrated Mergers, and the transactions contemplated thereby, for purposes of the DGCL and, together with the Lambda Stockholders Approval, represents the only action necessary to ensure that any “business combination” (as defined in Section 203 of the DGCL) or other applicable provision of the DGCL does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Integrated Mergers and the other transactions contemplated hereby or the transactions contemplated thereby. To the Knowledge of Lambda, no other Takeover Laws or any anti-takeover provision in the Lambda Organizational Documents are, or at the Effective Time will be, applicable to Lambda, the Integrated Mergers, this Agreement or any of the transactions contemplated hereby and thereby.

Section 2.23 Financial Advisor. Except for Barclays Capital Inc. and Stephens Inc. (the fees and expenses of which will be paid by Lambda and are reflected in their respective engagement letters with Lambda), neither Lambda nor any of the Lambda Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Integrated Mergers or any of the other transactions contemplated by this Agreement. Lambda has furnished to Pi an accurate and complete copy of Lambda’s engagement letter with each of Barclays Capital Inc. and Stephens Inc. relating to the Integrated Mergers.

Section 2.24 Opinion of Financial Advisor. The Lambda Board has received the opinion of Stephens Inc. to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions stated therein, the Merger Consideration expected to be received by the holders of Lambda Common Stock (other than, as applicable, Pi and its affiliates) is fair to them from a financial point of view.

Section 2.25 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Lambda Material Adverse Effect, since December 31, 2019, (i) none of Lambda, any of the Lambda Subsidiaries, nor, to the Knowledge of Lambda, any Lambda or Lambda Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Lambda or any of the Lambda Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; and (ii) none of Lambda, any of the Lambda Subsidiaries nor, to the Knowledge of Lambda, any Lambda or Lambda Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Lambda or any of the Lambda Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Lambda, any of the Lambda Subsidiaries, or any Lambda or Lambda Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Lambda or any of the Lambda Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Lambda Material Adverse Effect, since December 31, 2019, Lambda and the Lambda Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 2.26 Lambda Ownership of Pi Capital Stock. As of the date hereof, neither Lambda nor any Lambda Subsidiary owns any shares of capital stock of Pi or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Pi, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. During the three (3) year period prior to the date of this Agreement, neither Lambda nor any Lambda Subsidiary owns 10% or more of the outstanding shares of any class of Pi Common Stock.

Section 2.27 No Additional Representations. Except for those representations and warranties expressly set forth in this Article II and except as otherwise expressly set forth in this Agreement, neither Lambda nor any of the Lambda Subsidiaries or other Person acting on behalf of Lambda makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Lambda nor any of the Lambda Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Pi, Merger Sub Inc., Merger Sub LLC or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), of Lambda and the Lambda Subsidiaries or the future business and operations of Lambda and the Lambda Subsidiaries.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PI,

MERGER SUB INC., AND MERGER SUB LLC

Except as disclosed in (a) the Pi SEC Documents furnished to or filed with the SEC and available on EDGAR prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Pi to Lambda prior to the execution and delivery of this Agreement (the “Pi Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Pi and, as of the Closing Date, Merger Sub Inc. and Merger Sub LLC represent and warrant to Lambda as follows:

Section 3.1 Due Organization; Subsidiaries.

(a) Pi is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. Pi has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Pi is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(b) Each of the Pi Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Each of the Pi Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Each of the Pi Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(c) Pi has delivered or made available to Lambda accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Pi and each Pi Subsidiary that constitutes a “significant subsidiary” of Pi as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC as of the date hereof (collectively, the “Pi Organizational Documents”) and prior to the Closing Date, the certificate of incorporation and bylaws of Merger Sub Inc. and the certificate of formation and limited liability company agreement of Merger Sub LLC.

(d) Section 3.1(d) of the Pi Disclosure Letter sets forth Pi’s and any of Pi Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person, other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of Pi. All such capital stock, equity interests or other direct or indirect ownership interests (i) have, to the Knowledge of Pi, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Pi Organizational Documents) and nonassessable (if such entity is a corporate entity) and (ii) are owned by Pi, by one or more Subsidiaries of Pi or by Pi and one or more of the Pi Subsidiaries, in each case free and clear of all Encumbrances.

Section 3.2 Authority; Binding Nature of Agreement.

(a) Each of Pi, and as of the Closing Date, Merger Sub Inc. and Merger Sub LLC has all requisite corporate or limited liability company power and authority to enter into and to perform their obligations under this Agreement and, subject to the receipt of Pi Stockholder Approval, to consummate the Integrated Mergers and the other transactions contemplated hereby, including the Stock Issuance. The execution and delivery of this Agreement by Pi and the consummation by Pi, Merger Sub Inc. and Merger Sub LLC of the Integrated Mergers and of the other transactions contemplated by this Agreement, including the Stock Issuance, have been duly authorized by all necessary corporate action on the part of Pi, as of the Closing Date Merger Sub Inc. and Merger Sub LLC (other than, with respect to the Stock Issuance, the receipt of Pi Stockholder Approval).

(b) The Pi Board has unanimously (i) determined that this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Pi and the Pi Stockholders, (ii) approved and declared advisable this Agreement, the Integrated Mergers and the other transactions contemplated by this Agreement, and (iii) resolved to make the Pi Recommendation. Except in connection with a Pi Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Pi Board have not been rescinded, modified or withdrawn in any way.

(c) This Agreement has been duly executed and delivered by Pi and, assuming the due execution and delivery of this Agreement by Lambda, constitutes the legal, valid and binding obligation of Pi, enforceable against Pi in accordance with its terms, subject to Enforceability Exceptions.

Section 3.3 Vote Required. The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority in voting power of the outstanding shares of Pi Common Stock and Pi Series A Preferred Stock, collectively, are present and voting (the “Pi Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Pi necessary to authorize the Stock Issuance under Rule 5635(a) of the Nasdaq Listed Company Rules (the “Pi Proposal”).

Section 3.4 Capitalization.

(a) The authorized capital stock of Pi consists of 110,000,000 shares of Pi Common Stock and 5,000,000 shares of preferred stock, $0.01 par value (the “Pi Preferred Stock”), 300,000 of which are designated as Series A Preferred Stock (the “Pi Series A Preferred Stock”). As of the Measurement Date, (i) 15,312,273 shares of Pi Common Stock are issued and outstanding, (ii) no shares of Pi Common Stock are held in Pi’s treasury or by any of the Pi Subsidiaries, (iii) 625,480 shares of Pi Common Stock are issuable pursuant to awards granted under the stock incentive plans of Pi (“Pi Stock Plans”), of which 273,962 shares are issuable in respect of time-vested restricted stock units issued under a Pi Stock Plan (“Pi RSUs”) and 351,518 are issuable in respect of performance-vested restricted stock units issued under a Pi Stock Plan (“Pi PSUs”), assuming, in the case of Pi PSUs, a target level of achievement under performance awards, (iv) 3,377,496 shares are reserved for the grant of additional awards under Pi Stock Plans, (v) 225,489.98 shares of Pi Series A Preferred Stock are issued and outstanding (excluding treasury shares) and no other shares of Pi Preferred Stock are issued or outstanding, (vi) 22,548,998 Pi Holdings Units and 225,489.98 shares of Pi Series A Preferred Stock are issued and outstanding and not held by Pi or any of its Subsidiaries, (vii) 15,312,273 Pi Holdings Units are issued and outstanding and held by Pi and (viii) 22,548,998 shares of Pi Common Stock are available for issuance in exchange for Pi Holdings Units (together with the corresponding one-hundredth (1/100th) of a share of Series A Preferred Stock). All of the outstanding shares of capital stock of Pi have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Pi Common Stock which may be issued pursuant to the exercise or vesting of Pi RSUs and Pi PSUs will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as described in clause (iii) of this Section 3.4(a), there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Pi and there are no outstanding stock appreciation rights with respect to the capital stock of Pi. Other than Pi Common Stock and Pi Preferred Stock, there are no other authorized classes of capital stock of Pi.

(b) As of the Closing, the authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, all of which shares are owned directly by Pi.

(c) As of the Closing, all of the issued and outstanding limited liability company interests of Merger Sub LLC are owned directly by Pi.

(d) The shares of Pi Common Stock to be issued pursuant to the First Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, and not subject to any preemptive right.

(e) Other than director designation rights of the Pi Series A Preferred Stock, there are no voting trusts or other agreements or understandings to which Pi, any of the Pi Subsidiaries or, to the Knowledge of Pi, any of their respective executive officers or directors is a party with respect to the voting of Pi Common Stock or the capital stock or other equity interests of any of the Pi Subsidiaries.

(f) Other than Pi RSUs and Pi PSUs, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Pi or any of the Pi Subsidiaries is a party obligating Pi or any of the Pi Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Pi or any of the Pi Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Pi Subsidiaries. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Pi or any of the Pi Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Pi or any of the Pi Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.

(g) Section 3.4(g) of the Pi Disclosure Letter (i) lists each of the Pi Subsidiaries and their respective jurisdictions of organization and (ii) designates which of the Pi Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All of the outstanding shares of capital stock or other ownership interests of the Pi Subsidiaries that are direct or indirect wholly-owned Subsidiaries of Pi (A) have been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable Pi Organizational Documents) and nonassessable (if such entity is a corporate entity) and (B) other than Pi Holdings, are owned by Pi, by one or more of the Pi Subsidiaries or by Pi and one or more of the Pi Subsidiaries, in each case free and clear of all Encumbrances.

(h) There are no outstanding bonds, debentures, notes or other Indebtedness of Pi or any of the Pi Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Pi or any of the Pi Subsidiaries may vote.

(i) Section 3.4(i) of the Pi Disclosure Letter sets forth a true and complete list of the name of each holder of Pi Holdings Units and the number of Pi Holdings Units held by such holder, in each case, as of the Measurement Date. All of the Pi Holdings Units held by Pi are held free and clear of all Encumbrances, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Pi Holdings LPA. The rate at which each Pi Holdings Unit (together with one-hundredth (1/100th) of a share of Pi Series A Preferred Stock) may be exchanged for shares of Pi Common Stock pursuant to the terms of the Pi Holdings LPA is one for one.

Section 3.5 Governmental Filings; No Violations.

(a) Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the HSR Act, (iii) the filing with the SEC of the registration statement on Form S-4 by Pi in connection with the Stock Issuance pursuant to this Agreement (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws and (iv) Nasdaq rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Pi, Merger Sub Inc. or Merger Sub LLC in connection with the execution and delivery of this Agreement, the performance by each of Pi, Merger Sub Inc. or Merger Sub LLC of its obligations under this Agreement and the consummation by Pi, Merger Sub Inc. or Merger Sub LLC of the Integrated Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(b) The execution and delivery of this Agreement by Pi does not, and the consummation of the Integrated Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Pi Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Pi Stockholder Approval, violate or conflict with any Laws or any Order applicable to Pi or any of the Pi Subsidiaries or any of their respective assets or properties or (iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Pi Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Pi or any of the Pi Subsidiaries pursuant to any provisions of any mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Pi or any of the Pi Subsidiaries is now a party or by which it or any of its assets may be bound, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Pi or any of the Pi Subsidiaries, except in the case of the foregoing clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

Section 3.6 SEC Filings; Financial Statements.

(a) All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement/Consent Solicitation Statement, required to have been filed with or furnished to the SEC by Pi or any of the Pi Subsidiaries since January 1, 2021 (the “Pi SEC Documents”) have been timely filed or furnished, as the case may be. As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Pi SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Pi SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including related notes, if any) contained in the Pi SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Pi and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Pi and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Pi Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Pi and its consolidated Subsidiaries as of December 31, 2020 (the “Pi Balance Sheet Date”) set forth in Pi’s Annual Report on Form 10-K filed with the SEC on March 9, 2021.

(c) Pi maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Pi’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Pi is recorded and reported on a timely basis to the individuals responsible for the preparation of Pi’s filings with the SEC and other public disclosure documents. Pi maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Pi’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pi, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pi are being made only in accordance with authorizations of management and directors of Pi and (iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pi’s assets that could have a material effect on its financial statements. Pi has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Pi’s auditors and the audit committee of the Pi Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Pi’s ability to record, process, summarize and report financial information and has identified for Pi’s auditors and the audit committee of the Pi Board any material weaknesses in internal control over financial reporting and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in Pi’s internal control over financial reporting. Since January 1, 2021, any material change in internal control over financial reporting required to be disclosed in any Pi SEC Document has been so disclosed.

(d) Since the Pi Balance Sheet Date, neither Pi nor any of the Pi Subsidiaries nor, to the Knowledge of Pi, any director or officer of Pi or any of the Pi Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Pi or any of the Pi Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Pi or any of the Pi Subsidiaries has engaged in questionable accounting or auditing practices.

(e) Section 3.6(e) of the Pi Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Pi or any of the Pi Subsidiaries or for the account of any of its customers as of the date of this Agreement. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Pi and the Pi Subsidiaries (collectively, the “Pi Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 3.6(e) of the Pi Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Pi, Pi or any of the Pi Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Pi and each of the Pi Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Product to the extent that such obligations to perform have accrued, and, to the Knowledge of Pi, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Since December 31, 2020, there have been no material violations of the Pi Risk Policies.

Section 3.7 Absence of Changes. Since the Pi Balance Sheet Date, (a) as of the date of this Agreement, Pi and the Pi Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, except for commercially reasonable actions taken outside the ordinary course of business or not consistent with past practice, in any such case, in response to material changes in commodity prices or the COVID-19 pandemic that did not have, and would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

Section 3.8 Absence of Undisclosed Liabilities. Since the Pi Balance Sheet Date, neither Pi nor any of the Pi Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Pi’s consolidated balance sheets (or the notes thereto) included in the Pi SEC Documents, (b) liabilities that have been incurred by Pi or any of the Pi Subsidiaries since the Pi Balance Sheet Date in the ordinary course of business, (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which have not and would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Neither Pi nor any of the Pi Subsidiaries is a party to, or has an commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Pi and any of the Pi Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Pi or any of the Pi Subsidiaries, in Pi’s consolidated financial statements or the Pi SEC Documents.

Section 3.9 Compliance with Laws; Regulation.

(a) Each of Pi and the Pi Subsidiaries and, with respect to any Oil and Gas Properties of Pi and the Pi Subsidiaries that are operated by third parties, to the Knowledge of Pi, such third parties, are and, since December 31, 2019, have been conducting the businesses and operations of Pi and the Pi Subsidiaries in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 3.11, (ii) Environmental Laws, which is covered solely by Section 3.12 and (iii) Anti-Corruption Laws, Economic Sanctions/Trade Laws or Money-Laundering Laws, which are covered solely by Section 3.23, except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect). Since December 31, 2019, neither Pi nor any of the Pi Subsidiaries has received any notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(b) Each of Pi and the Pi Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 3.12) necessary for them to own, lease and (if applicable) operate their respective properties or otherwise to carry on their respective businesses as they are now being conducted (the “Pi Permits”), and all such Pi Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Pi of any of the Pi Permits is pending or, to the Knowledge of Pi, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Pi Permits would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Pi and the Pi Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Pi Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(c) (i) Each of Pi and the Pi Subsidiaries and, to the Knowledge of Pi, its and their respective directors and officers, is in compliance in all material respects with the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) Pi is in compliance in all material respects with the listing and corporate governance rules and regulations of Nasdaq, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.

Section 3.10 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Pi filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed as of the date hereof, and no such Contract has been amended or modified (or further amended or modified, as applicable) since the date such Contract or amendment was filed.

(b) Other than the Contracts set forth in clause (a) above which were filed in an unredacted form, Section 3.10(b) of the Pi Disclosure Letter sets forth a correct and complete list, and Pi has made available to Lambda correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which Pi or any of the Pi Subsidiaries is a party or bound as of the date hereof:

(i) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Pi or any of the Pi Subsidiaries (including Lambda and the Lambda Subsidiaries following the Closing) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(ii) each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $2,000,000 or (B) other Indebtedness of Pi or any of the Pi Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,000,000, other than agreements solely between or among Pi and the Pi Subsidiaries;

(iii) each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $1,000,000 or aggregate payments in excess of $2,000,000 that are not terminable without penalty or other liability to Pi or any of the Pi Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(iv) each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any Oil and Gas Properties of Pi and the Pi Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Pi or any Pi Subsidiary exceeds $2,000,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(v) each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Pi and/or its Subsidiaries and other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Pi or any of the Pi Subsidiaries;

(vi) each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Pi or any of the Pi Subsidiaries to make annual expenditures in excess of $2,000,000 or aggregate payments in excess of $10,000,000 (in each case, net to the interest of Pi and the Pi Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(vii) each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Pi or any of the Pi Subsidiaries is subject, and, in each case, is material to the business of Pi and the Pi Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Pi or any of the Pi Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the Oil and Gas Properties of Pi or any of the Pi Subsidiaries;

(viii) any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Pi Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of $5,000,000 or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of $10,000,000 in the aggregate after the date hereof;

(ix) any Contract (other than any other Contract otherwise covered by this Section 3.10(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Pi or any of the Pi Subsidiaries outside the ordinary course of business, in each case, involving annual payments in excess of $1,000,000 or aggregate payments in excess of $2,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Pi or any of the Pi Subsidiaries), or creates or would create an Encumbrance on any material asset or property of Pi or any of the Pi Subsidiaries (other than Permitted Encumbrances);

(x) any Contract that (A) provides for midstream services to, or the sale by, Pi or any of the Pi Subsidiaries of Hydrocarbons (1) in excess of 10,000 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than or equal to ten (10) years and (B) has a remaining term of greater than ninety (90) days and does not allow Pi or the Pi Subsidiaries to terminate it without penalty to Pi or the Pi Subsidiaries within ninety (90) days;

(xi) any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of Hydrocarbons from Pi or any Pi Subsidiary’s Oil and Gas Properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of $5,000,000 during the twelve (12)-month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of $10,000,000 during the two (2)-year period following the date of this Agreement;

(xii) any Labor Agreement;

(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which Pi or any of the Pi Subsidiaries will have any material outstanding obligation to a Governmental Entity after the date of this Agreement;

(xiv) any Contract (other than Oil and Gas Leases) pursuant to which Pi or any of the Pi Subsidiaries has paid amounts associated with any Production Burden in excess of $1,000,000 during the immediately preceding fiscal; or

(xv) each Contract or Pi Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of the Surviving Corporation or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to the Surviving Corporation or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.

(c) The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.2 hereof, are referred to herein as “Pi Material Contracts.”

(d) Each Pi Material Contract is valid and binding on Pi or the Pi Subsidiary party thereto, as the case may be, and, to the Knowledge of Pi, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, in each case subject to Enforceability Exceptions.

(e) Neither Pi nor any of the Pi Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Pi, no other party to any Pi Material Contract is in breach of, or default under the terms of, any Pi Material Contract, nor is any event of default (or similar term) continuing under any Pi Material Contract, and, to the Knowledge of Pi, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Pi Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

Section 3.11 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect:

(i) all Tax Returns required to be filed by Pi or any of the Pi Subsidiaries have been timely filed (taking into account any valid extension of time within which to file), and all such Tax Returns are true, correct and complete in all respects;

(ii) Pi and each of the Pi Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld by it prior to the Closing (whether or not reflected on any Tax Return);

(iii) no outstanding deficiency for Taxes has been proposed, assessed or asserted in writing against Pi or any of the Pi Subsidiaries;

(iv) neither Pi nor any of the Pi Subsidiaries has any liability for the Taxes of any Person (other than Pi or any of the Pi Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), (B) as a transferee or successor, or (C) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(v) no Taxes of Pi or any of the Pi Subsidiaries are being contested and there are no audits, claims, assessments, levies, or administrative or judicial proceedings in respect of Taxes pending or proposed in writing against Pi or any of the Pi Subsidiaries;

(vi) neither Pi nor any of the Pi Subsidiaries has granted any currently effective waiver of any statute of limitations in respect of Taxes or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(vii) there are no Encumbrances for Taxes on any of the assets of Pi or any of the Pi Subsidiaries other than Permitted Encumbrances; and

(viii) neither Pi nor any of the Pi Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any analogous provision of state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b) Neither Pi nor any of the Pi Subsidiaries has been a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) within the two (2) years prior to the date of this Agreement;

(c) Neither Pi nor any of the Pi Subsidiaries has participated in, or is currently participating in, any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under any analogous provision of state, local, or foreign Tax Law.

(d) Neither Pi nor any of the Pi Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing or Tax indemnity arrangement or agreement pursuant to which it will have any potential material liability to any Person (other than Pi or any of the Pi Subsidiaries) after the Effective Time (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(e) At all times since its formation, Merger Sub LLC has been treated as an Entity disregarded as separate from its owner for U.S. federal income tax purposes

(f) Following the Effective Time, Pi or a member of Pi’s “qualified group” (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) of corporations plans and intends to continue Lambda’s “historic business” or use a “significant portion” of Lambda’s “historic business assets” in a business (as such terms are defined in Treasury Regulations Sections 1.368-1(d)(2) and (3)).

(g) Pi has no plan or intention to cause the Surviving Company to, sell, transfer or otherwise dispose of a material amount of its assets, except for sales, transfers or dispositions of such assets made in the ordinary course of business or transfers or dispositions permitted by Treasury Regulations Section 1.368-2(k).

(h) Neither Pi nor any of the Pi Subsidiaries is aware of the existence of any fact or circumstance, after reasonable diligence, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.12 Environmental Matters.

(a) Since December 31, 2018, each of Pi and the Pi Subsidiaries has been, and currently is in compliance with, all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by Pi and the Pi Subsidiaries of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except for matters that have been fully resolved with the applicable Governmental Entity or where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. Pi and the Pi Subsidiaries have not received any written communication from a Governmental Entity alleging that Pi and the Pi Subsidiaries are not in such compliance (giving effect to such qualifications), and, to the Knowledge of Pi, there are no past or present activities that would be reasonably likely to prevent or interfere with such compliance (giving effect to such qualifications) in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(b) There has been no past or present Release of any Hazardous Material which could form the basis of any Environmental Claim against Pi or any of the Pi Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(c) There is no Environmental Claim pending or, to the Knowledge of Pi, threatened against Pi or any of the Pi Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

Section 3.13 Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of Pi and the Pi Subsidiaries on which (i) Pi’s estimate of the proved Hydrocarbon reserves of Pi and the Pi Subsidiaries with respect to the Oil and Gas Properties of Pi and the Pi Subsidiaries as of December 31, 2020, referred to in Pi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Pi Reserve Report”), and (ii) the report of DeGolyer and MacNaughton regarding its independent audit, as of December 31, 2020, of certain of the proved Hydrocarbon reserves of Pi and the Pi Subsidiaries referred to in Pi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Pi DM Report”) were based was complete and accurate at the time such data was used by Pi in the preparation of the Pi Reserve Report and provided to DeGolyer and MacNaughton for use in the Pi DM Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Pi Material Adverse Effect. To the Knowledge of Pi, there are no material errors in the assumptions and estimates used by Pi and the Pi Subsidiaries in connection with the preparation of the Pi Reserve Report or by DeGolyer and MacNaughton in connection with the preparation of the Pi DM Report. The proved Hydrocarbon reserve estimates of Pi and the Pi Subsidiaries set forth in the Pi Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Pi and the Pi Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Pi Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Pi Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Pi and the Pi Subsidiaries in connection with the preparation of the Pi Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC, and the estimates of proved Hydrocarbon reserves provided to DeGolyer and MacNaughton in connection with the preparation of the Pi DM Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

Section 3.14 Legal Proceedings; Orders. There is no pending Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 3.11 and Section 3.12, respectively) and, within the past twelve (12) months, to the Knowledge of Pi, no Person has threatened in writing to commence any Legal Proceeding (other than Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 3.11 and Section 3.12, respectively), against Pi or any of the Pi Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect. There is no Order to which Pi or any of the Pi Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

Section 3.15 Title to Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Pi Reserve Report relating to the interests of Pi and the Pi Subsidiaries referred to therein, or (ii) reflected in the Pi Reserve Report or in the Pi SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Pi and the Pi Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Pi Reserve Report and in each case as attributable to interests owned by Pi and the Pi Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Pi’s or one or more of the Pi Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Pi (or one or more of the Pi Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Pi Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Pi and/or one or more of the Pi Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Pi Reserve Report), (B) obligates Pi (or one or more of the Pi Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Pi Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest increase in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of Pi or any of the Pi Subsidiaries (i) constitutes the valid and binding obligation of Pi or the Pi Subsidiaries and, to the Knowledge of Pi, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of Pi or the Pi Subsidiaries and, to the Knowledge of Pi, each of the other parties thereto, in accordance with its terms. Each of Pi and the Pi Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Pi, each other party thereto, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of Pi or any of the Pi Subsidiaries. There is not, to the Knowledge of Pi, under any Oil and Gas Lease of Pi or any of the Pi Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of Pi, neither Pi nor any of the Pi Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of Pi or any of the Pi Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Pi or any of the Pi Subsidiaries, (i) Pi and the Pi Subsidiaries have good, valid and defensible title to all real property owned by Pi or any of the Pi Subsidiaries (collectively, the “Pi Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Pi or any of the Pi Subsidiaries (collectively, including the improvements thereon, the “Pi Leased Real Property”, and, together with the Pi Owned Real Property, the “Pi Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Pi or any of the Pi Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to Pi Leased Real Property (each, a “Pi Real Property Lease”), to the Knowledge of Pi, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Pi nor any of the Pi Subsidiaries, or to the Knowledge of Pi, any other party thereto, has received written notice of any default under any Pi Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Pi, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Pi or any of the Pi Subsidiaries, Pi Owned Real Property or Pi Leased Real Property.

(d) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Pi Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Pi Real Property by Pi and the Pi Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among Pi and the Pi Subsidiaries, there are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Pi Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Pi Owned Real Property by Pi and the Pi Subsidiaries in the operation of their respective businesses thereon. Neither Pi nor any of the Pi Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Pi Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Pi Real Property by Pi and the Pi Subsidiaries in the operation of their respective businesses thereon. The Pi Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in the operation of the respective businesses of Pi and the Pi Subsidiaries.

(e) Except (i) for amounts being held in suspense (by Pi, any of the Pi Subsidiaries, any third-party operator thereof or any other Person) in accordance with applicable Law, as reported in the Pi SEC Documents or otherwise in the ordinary course of business or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Pi and the Pi Subsidiaries are being received by such selling Persons in a timely manner. Neither Pi nor any of the Pi Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Pi or any of the Pi Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect and to the Knowledge of Pi, (i) all Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases of Pi or any of the Pi Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Oil and Gas Leases, applicable Contracts and applicable Law and (ii) all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of Pi or any of the Pi Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Oil and Gas Leases, applicable Contracts and applicable Law.

(g) No Oil and Gas Properties of Pi or any of the Pi Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right or obligation that would become operative or be required by Pi or any of its Affiliates as a result of the transactions contemplated by this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect.

(h) Except as would not reasonably be expected to have a Pi Material Adverse Effect, to the Knowledge of Pi, there are no Wells that constitute a part of the Oil and Gas Properties of Pi or any of the Pi Subsidiaries in respect of which Pi or any of the Pi Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned that remains pending or unresolved.

Section 3.16 Intellectual Property; IT and Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect: (i) each of Pi and the Pi Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Pi and the Pi Subsidiaries as currently conducted; (ii) to Pi’s Knowledge, the conduct of the business of Pi and the Pi Subsidiaries, since December 31, 2019, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person; and (iii) each of Pi and the Pi Subsidiaries takes and has taken actions to protect the proprietary rights in trade secrets included in its Intellectual Property and the trade secrets of other Persons possessed by Pi and the Pi Subsidiaries, and, since December 31, 2019, there has been no unauthorized loss of trade secret rights in any such trade secrets due to acts or omissions by Pi or any of the Pi Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, since December 31, 2019: (i) there has been no failure in, or disruptions of, its Software or IT assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been remedied; (ii) each of Pi and the Pi Subsidiaries has been and is in compliance with its privacy policies and contractual obligations regarding data privacy and security; (iii) each of Pi and the Pi Subsidiaries has adopted and maintains commercially reasonable measures designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof; (iv) to the Knowledge of Pi, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for Pi or any of the Pi Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Pi or any of the Pi Subsidiaries; and (v) since December 31, 2019, neither Pi nor any of the Pi Subsidiaries has provided breach notices required by applicable data privacy and security Laws to, nor received written notice of any claims by, any Governmental Entity, in the case of such notices alleging noncompliance with, or a violation by Pi or any of the Pi Subsidiaries of, any Laws directed to data privacy and security.

Section 3.17 Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Pi SEC Documents and (ii) the Pi Benefit Plans, Section 3.17 of the Pi Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Pi or any of the Pi Subsidiaries and, on the other hand, any (a) present executive officer or director of Pi or any of the Pi Subsidiaries or any Person that has served as an executive officer or director Pi or any of the Pi Subsidiaries within the last three (3) years or any of such officer’s or director’s immediate family members, (b) record or beneficial owner of more than five percent (5%) of the Pi Common Stock as of the date of this Agreement or (c) to the Knowledge of Pi, any Affiliate of any such officer, director or owner (other than Pi or any of the Pi Subsidiaries).

Section 3.18 Insurance. Section 3.18 of the Pi Disclosure Letter sets forth (a) a list of the material insurance policies (including directors and officers liability insurance) covering Pi and the Pi Subsidiaries as of the date hereof and (b) material pending claims under such policies as of the date of this Agreement. Except for failures to maintain insurance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect, from December 31, 2019 through the date of this Agreement, each of Pi and the Pi Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Pi and the Pi Subsidiaries during such time period. Neither Pi nor any of the Pi Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Pi or any of the Pi Subsidiaries.

Section 3.19 Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Pi for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, or (b) the Joint Proxy Statement/Consent Solicitation Statement will, at the time the Joint Proxy Statement/Consent Solicitation Statement is mailed to Pi Stockholders or the Lambda Stockholders or at the time of the Pi Stockholders’ Meeting or the Lambda Stockholders’ Meeting (if applicable) contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Pi Stockholders’ Meeting or the Lambda Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement/Consent Solicitation Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Pi makes no representation or warranty with respect to any information supplied by or to be supplied by Lambda that is included or incorporated by reference in the foregoing documents.

Section 3.20 Regulatory Proceedings.

(a) Pi is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except for certain facilities that are subject to Section 3.20(c), all properties and related facilities constituting Pi’s and the Pi Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

(c) Except for certain facilities, as described on Section 3.20(c) of the Pi Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Pi nor any of the Pi Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

(d) Pi is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representation and warranty set forth in Section 2.27, the approval by the Pi Board referred to in Section 3.2(b) constitutes the approval of this Agreement and the transactions contemplated hereby, including the Integrated Mergers, and the transactions contemplated thereby, for purposes of any applicable anti-takeover statute under the VSCA, including the provisions of Articles 14 and 14.1 of the VSCA. To the Knowledge of Pi, no other Takeover Laws or any anti-takeover provision in the Pi Organizational Documents are, or at the Effective Time will be, applicable to Pi, the Integrated Mergers, this Agreement or any of the transactions contemplated hereby and thereby.

Section 3.22 Financial Advisor. Except as described on Section 3.22 of the Pi Disclosure Letter, neither Pi nor any of the Pi Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Integrated Mergers or any of the other transactions contemplated by this Agreement.

Section 3.23 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, be reasonably likely to have a Pi Material Adverse Effect, since December 31, 2019, (i) none of Pi, any of the Pi Subsidiaries, nor, to the Knowledge of Pi, any Pi or Pi Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Pi or any of the Pi Subsidiaries, has violated any applicable Anti-Corruption Law, Economic Sanctions/Trade Laws or Money-Laundering Laws; or (ii) none of Pi, any of the Pi Subsidiaries nor, to the Knowledge of Pi, any Pi or Pi Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Pi or any of the Pi Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Pi, any of the Pi Subsidiaries, or any Pi or Pi Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Pi or any of the Pi Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.

(b) Except as would not, individually or in the aggregate, be reasonably likely to have a Lambda Material Adverse Effect, since December 31, 2019, Pi and the Pi Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money-Laundering Laws.

Section 3.24 Merger Subs.

(a) As of the Closing, Merger Sub Inc. is a direct, wholly-owned Subsidiary of Pi that was formed solely for the purpose of engaging in the First Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the performance of activities ancillary hereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Merger.

(b) As of the Closing, Merger Sub LLC is a direct, wholly-owned Subsidiary of Pi that was formed solely for the purpose of engaging in the Second Merger. Since the date of its formation and prior to the Second Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the performance of activities ancillary hereto, and prior to the Second Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Merger.

Section 3.25 Ownership of Lambda Stock. Neither Pi nor any of the Pi Subsidiaries owns any shares of Lambda Common Stock or Lambda Preferred Stock (or other securities convertible into, exchangeable for or exercisable for shares of Lambda Common Stock or Lambda Preferred Stock).

Section 3.26 No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and except as otherwise expressly set forth in this Agreement, neither Pi nor any of the Pi Subsidiaries or other Person acting on behalf of Pi makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither Pi nor any of the Pi Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, Lambda or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof), of Pi and the Pi Subsidiaries or the future business and operations of Pi and the Pi Subsidiaries.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Covenants of Lambda.

(a) Except (i) as provided in Section 4.1(a) of the Lambda Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, or (iv) with the prior written consent of Pi (which consent shall not be unreasonably delayed, withheld or conditioned), from the date hereof until the earlier of the Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), Lambda (which for purposes of this Section 4.1 shall include the Lambda Subsidiaries) shall, (A) conduct the business and operations of Lambda and the Lambda Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Lambda and the Lambda

Subsidiaries, (w) maintain in effect all existing material Lambda Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect and (z) maintain their existing relations and goodwill with Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them; provided that this Section 4.1(a) shall not prohibit Lambda and any of the Lambda Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Lambda shall consult with Pi and consider in good faith the views of Pi regarding any such proposed action, unless clause (II) of this proviso also applies, in which case no such prior consultation shall be required, or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Lambda shall, as promptly as reasonably practicable, inform Pi of such condition and any such actions taken pursuant to this clause (II).

(b) Except as (x) contemplated by this Agreement or as set forth on Section 4.1(b) of the Lambda Disclosure Letter or (y) required by Law, during the Pre-Closing Period, Lambda shall not and shall not permit any of the Lambda Subsidiaries, without the prior written consent of Pi (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of Pi) to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Lambda or any of the Lambda Subsidiaries, except for dividends or distributions by a wholly-owned Subsidiary of Lambda to Lambda or another wholly-owned Subsidiary of Lambda; (B) split, combine or reclassify any capital stock of, or other equity interests in, Lambda or any of the Lambda Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Lambda or any of the Lambda Subsidiaries, except as required by the terms of any capital stock or equity interest of any Lambda Subsidiary or as contemplated or permitted by the terms of any Lambda Benefit Plan in effect as of the date hereof (including any award agreement applicable to any Lambda RSU outstanding on the date hereof or issued in accordance with this Agreement);

(ii) except for (A) issuances of shares of Lambda Common Stock in respect of settlement of any Lambda RSUs outstanding on the date hereof, (B) the sale of shares of Lambda Common Stock issued pursuant to vesting of Lambda RSUs, if necessary to effectuate the withholding of Taxes and (C) transactions solely between or among Lambda and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock or other ownership interest in Lambda or any of the Lambda Subsidiaries, (y)

any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(iii) except as required by the existing terms of any Lambda Benefit Plan provided to Pi prior to the date hereof, (A) enter into, establish, adopt or terminate any Lambda Benefit Plan, or any arrangement that would be a Lambda Benefit Plan if in effect on the date hereof, other than in conjunction with the hiring, as permitted herein, of any at-will employee, (B) amend any Lambda Benefit Plan, other than annual renewals of welfare benefit plans that do not materially increase the cost to Lambda of maintaining such Lambda Benefit Plan, (C) increase the compensation or benefits payable to any current or former employee or director, (D) grant, pay or award, or promise to grant, pay or award, any severance or termination pay, bonuses, retention, incentive, change in control or similar compensation or benefits, to any current or former employee, director or other individual service provider, (E) hire or terminate the employment of any at-will employee or service provider, other than terminations for cause, (F) accelerate the vesting of any equity-based awards or other compensation, (G) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Lambda Benefit Plan, (H) implement or announce any layoffs, plant closings, temporary layoffs, salary or wage reductions, work schedule changes, furloughs, reductions in hours or other such actions with respect to any officers or employees of Lambda or any of the Lambda Subsidiaries that would require and trigger any notice obligations pursuant to the WARN Act, (I) negotiate or enter into any Labor Agreements, or (J) recognize or certify any labor unions, labor organization, works council, group of employee or employee representative bodies or other labor organizations as the bargaining representative for any employees of Lambda or any of the Lambda Subsidiaries;

(iv) waive, release or amend any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligations of any current or former employee or other individual service provider of Lambda or any of the Lambda Subsidiaries;

(v) (A) in the case of Lambda, amend or permit the adoption of any amendment to the Lambda Organizational Documents or (B) in the case of any of the Lambda Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Lambda Organizational Documents;

(vi) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Integrated Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than any (1) such action solely between or among Lambda and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of Lambda, or (2) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice;

(vii) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Lambda or any of the Lambda Subsidiaries, or a restructuring, recapitalization or other reorganization of Lambda or any of the Lambda Subsidiaries of a similar nature;

(viii) authorize, make or commit to make capital expenditures during any calendar month that are in the aggregate greater than one hundred and ten percent (110%) of the aggregate amount of capital expenditures set forth in the Lambda Budget for such month, except, in each case, for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(ix) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any of its assets or properties, other than (A) among Lambda and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Lambda, (B) sales of Hydrocarbons made in the ordinary course of business or (C) sales of obsolete or worthless equipment;

(x) fail to maintain material Intellectual Property owned by Lambda or any of the Lambda Subsidiaries, or maintain rights in material Intellectual Property, in the ordinary course of business, provided that the foregoing shall not require Lambda or any of the Lambda Subsidiaries to take any action to alter the terms of any license or other Contract with respect to Intellectual Property;

(xi) (A) incur, create or suffer to exist any Encumbrance other than (1) Encumbrances in existence on the date hereof or (2) Permitted Encumbrances, or (B) incur, create, assume or guarantee any Indebtedness, other than (1) Indebtedness incurred under the Lambda Credit Agreement in the ordinary course of business that would not cause the aggregate amount outstanding to exceed $260,000,000, (2) transactions solely between or among Lambda and its wholly-owned Subsidiaries or solely between or among wholly-owned Subsidiaries of Lambda, and in each case guarantees thereof, or (3) Indebtedness incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practices and consistent with the parameters set forth on Schedule 4.1(b)(xi) of the Lambda Disclosure Letter; provided that in the case of each of foregoing clauses (1) through (3), such Indebtedness does not (x) impose or result in any additional restrictions or limitations in any material respect on Lambda or any of the Lambda Subsidiaries or (y) subject Lambda or any of the Lambda Subsidiaries, or, following the Closing, Pi or any of the Pi Subsidiaries, to any additional covenants or obligations in any material respect (other than the obligation to make payments on such Indebtedness);

(xii) other than the settlement of any Legal Proceedings reflected or reserved against on the Lambda Balance Sheet (or in the notes thereto) for an amount not in excess of such reserve, settle or offer or propose to settle, any Legal Proceeding (excluding (A) any audit, claim or Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xv) and (B) any shareholder litigation against Lambda, Pi or their respective directors or officers relating to the Integrated Mergers and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.16) involving solely the payment of monetary damages by Lambda or any of the Lambda Subsidiaries of any amount exceeding $1,000,000 in the aggregate (but excluding any amounts paid on behalf of Lambda or any of the Lambda Subsidiaries by any applicable insurance policy maintained by Lambda or any of the Lambda Subsidiaries); provided, however, that neither Lambda nor any of the Lambda Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by Lambda or any of the Lambda Subsidiaries or (3) has a materially restrictive impact on the business of Lambda or any of the Lambda Subsidiaries;

(xiii) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Lambda and the Lambda Subsidiaries, except as required by GAAP or applicable Law;

(xiv) (A) enter into any lease for real property (excluding, for the avoidance of doubt, Oil and Gas Leases) that would be a material Lambda Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Lambda Real Property Lease;

(xv) (A) make, change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where Lambda or any Lambda Subsidiary has the authority to make such election), (B) amend any Tax Return in a manner that is reasonably likely to result in a material increase to a Tax liability of Lambda or any Lambda Subsidiary, (C) settle or compromise any material Tax claim or assessment by any Taxing Authority or surrender any right to claim any material refund of Taxes or (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years;

(xvi) except as expressly permitted in this Section 4.1 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any Contract that would have been a Lambda Material Contract (excluding any Lambda Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Lambda Material Contract (excluding any Lambda Benefit Plan) or any Contract (excluding any Lambda Benefit Plan) that would have been a Lambda Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Lambda Material Contract;

(xvii) enter into any Lambda Affiliate Transaction;

(xviii) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xix) agree to take any action that is prohibited by this Section 4.1(b).

Section 4.2 Covenants of Pi.

(a) Except (i) as provided in Section 4.2(a) of the Pi Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) with the prior written consent of Lambda (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) as expressly provided for in Pi’s capital budget (the “Pi Budget”), a correct and complete copy of which has been made available to Lambda, from the date hereof until the earlier of the Effective Time or the expiration of the Pre-Closing Period, Pi (which for purposes of this Section 4.2(a) shall include the Pi Subsidiaries) shall, (A) conduct the business and operations of Pi and the Pi Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Pi and the Pi Subsidiaries, (w) maintain in effect all existing material Pi Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, and (y) maintain insurance on their tangible assets and businesses in such amounts and against such risks and losses as are currently in effect; provided that this Section 4.2(a) shall not prohibit Pi and any of the Pi Subsidiaries from taking commercially reasonable actions outside of the ordinary course or not consistent with past practice in response to (I) changes or developments resulting from (1) material changes in commodity prices or (2) the COVID-19 pandemic; provided, further, however, that prior to taking any such action outside of the ordinary course or that is not consistent with past practice, Pi shall consult with Lambda and consider in good faith the views of Lambda regarding any such proposed action, unless clause (II) of this proviso also applies, in which case no such prior consultation shall be required, or (II) an emergency condition that presents, or is reasonably likely to present, a significant risk of imminent harm to human health, any material property or asset or the environment; provided, further, however, that Pi shall, as promptly as reasonably practicable, inform Lambda of such condition and any such actions taken pursuant to this clause (II).

(b) Except as (x) contemplated by this Agreement, the Pi Budget or as set forth on Section 4.2(b) of the Pi Disclosure Letter or (y) required by Law, during the Pre-Closing Period, Pi shall not and shall not permit any of the Pi Subsidiaries, without the prior written consent of Lambda (which consent shall not be unreasonably delayed, withheld or conditioned, and which for purposes solely of this Section 4.2(b) may consist of an email consent from an executive officer of Lambda) to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Pi or any of the Pi Subsidiaries, except for (1) distributions by a Pi Subsidiary to its equity holders in the normal course of business and (2) dividends or distributions by a Pi Subsidiary to Pi or another Pi Subsidiary; (B) split, combine or reclassify any capital stock of, or other equity interests in, Pi or any of the Pi Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Pi or any of the Pi Subsidiaries, except (i) as required by the terms of any capital stock or equity interest of any Pi Subsidiary, (ii) as contemplated or permitted by the terms of any Pi Benefit Plan in effect as of the date hereof (including any award agreement applicable to any equity award of Pi outstanding on the date hereof or issued in accordance with this Agreement) or otherwise in accordance with the past practices of Pi or (iii) as permitted or required for the payment for the vesting or settlement of equity compensation awards;

(ii) (A) in the case of Pi, amend or permit the adoption of any amendment to the Pi Organizational Documents or (B) in the case of any of the Pi Subsidiaries, except for amendments that would not materially restrict the operation of their businesses, amend or permit the adoption of any amendment to the Pi Organizational Documents;

(iii) (A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Integrated Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), or dispose of, transfer or agree to dispose of or transfer, any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than any (1) such action solely between or among Pi and its Subsidiaries or between or among Subsidiaries of Pi, or (2) such action that would not reasonably be expected to materially delay or hinder the consummation of the Integrated Mergers;

(iv) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Pi or any of the Pi Subsidiaries (other than immaterial subsidiaries), or a restructuring, recapitalization or other reorganization of Pi or any of the Pi Subsidiaries of a similar nature;

(v) change in any material respect any of its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Pi and the Pi Subsidiaries, except as required by GAAP or applicable Law;

(vi) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(vii) agree to take any action that is prohibited by this Section 4.2(b).

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

Section 5.1 Investigation.

(a) Each of Lambda and Pi shall afford to the other party and its Affiliates and to its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties (to the extent and only to the extent Lambda or Pi, as applicable, or its respective Subsidiaries has to right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding Lambda and the Lambda Subsidiaries, as Pi may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement (collectively, the “Activities”), or regarding Pi and the Pi Subsidiaries, as Lambda may reasonably request in connection with the Activities, as the case may be, provided, however, that in no event shall access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Until the date that is 10 Business Days prior to the Termination Date, Pi and its Representatives shall be permitted to conduct non-invasive environmental assessments, including any Phase I environmental site assessments in accordance with ASTM Standard E1527-13. Notwithstanding the foregoing, neither Lambda nor Pi nor their respective Subsidiaries shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any applicable Law, Contract or obligation of confidentiality to which such party or any of its Subsidiaries is a party (provided that Pi or Lambda, as the case may be, has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 5.1), cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of material liability. Each Party agrees that it will not, and will cause its Subsidiaries and its and their Representatives not to, use any information obtained pursuant to this Section 5.1(a) for any purpose unrelated to the consummation of the Transactions.

(b) The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Confidentiality Agreement, effective as of March 10, 2021, between Lambda and Pi (the “Confidentiality Agreement”).

Section 5.2 Support Agreements; Registration Statement and Joint Proxy Statement/Consent Solicitation Statement for Stockholder Approval.

(a) (i) Lambda will use reasonable best efforts to cause the Lambda Supporting Stockholders to execute and deliver to Pi their respective Lambda Support Agreements and (ii) Pi will use reasonable best efforts to cause Juniper to execute and deliver to Lambda the Pi Support Agreement, in each case, not later than the Support Agreement Deadline. In the event Lambda Supporting Stockholders holding not less than a majority of the shares of Lambda Common Stock outstanding as of the date of this Agreement (the “Requisite Lambda Support Agreements”) fail to deliver their respective Lambda Support Agreements by the Support Agreement Deadline, a “Lambda Support Agreement Failure” shall be deemed to have occurred.

(b) As soon as practicable following the execution of this Agreement, Pi and Lambda shall jointly prepare and each shall file with the SEC a joint proxy statement/consent solicitation statement in preliminary form, related to the solicitation of proxies from Pi Stockholders and the solicitation of written consents from Lambda Stockholders, which shall contain each of the Pi Recommendation and the Lambda Recommendation (unless, in either case, a Pi Adverse Recommendation Change or an Lambda Adverse Recommendation Change, as applicable, occurs) and comply with applicable Laws (the “Joint Proxy Statement/Consent Solicitation Statement”), and Pi shall prepare and file with the SEC (a) a Registration Statement on Form S-4, in which the Joint Proxy Statement/Consent Solicitation Statement will be included, and (b) a prospectus relating to the Pi Common Stock to be offered and sold pursuant to this Agreement and the Merger; provided, however, that in the event of a Lambda Stockholder Meeting Election, in lieu of a consent solicitation statement, Lambda shall prepare and file a proxy statement related to the solicitation of proxies from Lambda Stockholders. Pi and Lambda shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Each of Pi and Lambda shall use its reasonable best efforts to mail the Joint Proxy Statement/Consent Solicitation Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Pi shall also use its reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of shares of Pi Common Stock pursuant to this Agreement, and each party shall furnish all information concerning Lambda, Pi and the holders of capital stock of Lambda and Pi, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Joint Proxy Statement/Consent Solicitation Statement. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement will be made by Pi, or with respect to the Joint Proxy Statement/Consent Solicitation Statement will be made by Lambda, Pi or any of their Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Pi will advise Lambda, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Pi Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Pi and Lambda shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement/Consent Solicitation Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Lambda or Pi, or any of their respective Affiliates, officers or directors, is discovered by Lambda or Pi which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either the Pi Stockholders or the Lambda Stockholders, as applicable.

Section 5.3 Lambda Consent Solicitation; Lambda Stockholder Meeting; Pi Stockholder Meeting.

(a) Unless there is a Lambda Stockholder Meeting Election, Lambda shall provide a form of stockholder written consent to the Lambda Stockholders as promptly as practicable following the date upon which the Registration Statement becomes effective. Lambda shall use reasonable best efforts to cause the Lambda Supporting Stockholders to duly execute and deliver stockholder written consents substantially in the form attached hereto as Exhibit D (the “Lambda Stockholder Written Consent” and the Lambda Stockholder Written Consents executed by Lambda Supporting Stockholders holding not less than a majority of the shares of Lambda Common Stock, the “Requisite Lambda Stockholder Written Consents”) in respect of the Lambda Common Stock beneficially owned by each such Lambda Supporting Stockholder in accordance with Section 228 of the DGCL as promptly as reasonably practicable (and in any event within three (3) Business Days) following the time at which the Registration Statement is declared effective under the Securities Act (the “Lambda Written Consent Deadline”). As promptly as practicable following the execution and delivery of the Lambda Stockholder Written Consents by the Lambda Supporting Stockholders to Pi, Lambda shall deliver to Pi a copy of each such Lambda Stockholder Written Consent.

(b) Without prejudice to Pi’s rights or ability to seek specific performance under the Lambda Support Agreements of the Lambda Supporting Stockholders’ obligations to execute and deliver the Lambda Stockholder Written Consent, (x) in the event of a Lambda Support Agreement Failure or (y) in the event the Requisite Lambda Stockholder Written Consents are not obtained by the Lambda Written Consent Deadline, upon the written request of Pi within five Business Days of the event described in clause (x) or (y), as applicable, Lambda shall, in lieu of taking the actions contemplated by Sections 5.2 and 5.3 of this Agreement in order to obtain the Requisite Lambda Stockholder Written Consents, instead take the actions contemplated by Sections 5.2 and 5.3 of this Agreement in order to obtain the Lambda Stockholder Approval at a meeting of Lambda Stockholders (a “Lambda Stockholder Meeting Election”). In the event of a Lambda Stockholder Meeting Election, Lambda shall take all action necessary in accordance with applicable Laws and the Lambda Organizational Documents to duly give notice of, convene and hold a meeting of the Lambda Stockholders, to be held as promptly as practicable after the

Registration Statement is declared effective under the Securities Act, to vote upon the Lambda Proposals (the “Lambda Stockholders’ Meeting”). Subject to Section 5.4(b) and (c), Lambda will, through the Lambda Board, recommend that the Lambda Stockholders approve the Lambda Proposals and will use commercially reasonable efforts to solicit from the Lambda Stockholders proxies in favor of the Lambda Proposals and to take all other action necessary or advisable to secure the vote or consent of the Lambda Stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Lambda agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(c) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Lambda of any Acquisition Proposal with respect to Lambda or (B) any Lambda Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Lambda shall be presented to the Lambda Stockholders for approval at the Lambda Stockholders’ Meeting or any other meeting of the Lambda Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Lambda or the Lambda Board from disclosing to the Lambda Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Lambda or any of the modifications thereto. Notwithstanding anything to the contrary contained in this Agreement, Lambda (i) shall be required to adjourn or postpone the Lambda Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Lambda Stockholders or (B) if, as of the time for which the Lambda Stockholders’ Meeting is scheduled, there are insufficient shares of Lambda Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Lambda Stockholders’ Meeting and (ii) may adjourn or postpone the Lambda Stockholders’ Meeting if, as of the time for which the Lambda Stockholders’ Meeting is scheduled, there are insufficient shares of Lambda Common Stock represented (either in person or by proxy) to obtain the Lambda Stockholders Approval; provided, however, that the Lambda Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.

(c) Pi shall take all action necessary in accordance with applicable Laws and the Pi Organizational Documents to duly give notice of, convene and hold a meeting of the Pi Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, to vote upon the Pi Proposal (the “Pi Stockholders’ Meeting”). Subject to Section 5.4(e) and (f), Pi will, through the Pi Board, recommend that the Pi Stockholders approve the Pi Proposal and will use commercially reasonable efforts to solicit from the Pi Stockholders proxies in favor of the Pi Proposal and to take all other action necessary or advisable to secure the vote or consent of the Pi Stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, Pi agrees that (i) its obligations pursuant to the first sentence of this Section 5.3(c) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Pi of any Acquisition Proposal with respect to Pi or (B) any Pi Adverse Recommendation Change and (ii) no Acquisition Proposal with respect to Pi shall be presented to the Pi Stockholders for approval at the Pi Stockholders’ Meeting or any other meeting of the Pi Stockholders; provided that, nothing set forth in this Section 5.3 shall prohibit Pi or the Pi Board from disclosing to the Pi Stockholders the existence of, or any terms or provisions of, any Acquisition Proposal with respect to Pi or any of the modifications thereto. Notwithstanding anything to the contrary contained in this Agreement, Pi (i) shall be required to adjourn or postpone the Pi Stockholders’ Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Pi Stockholders or (B) if, as of the time for which the Pi Stockholders’ Meeting is scheduled, there are insufficient shares of Pi Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Pi Stockholders’ Meeting and (ii) may adjourn or postpone the Pi Stockholders’ Meeting if, as of the time for which the Pi Stockholders’ Meeting is scheduled, there are insufficient shares of Pi Common Stock represented (either in person or by proxy) to obtain the Pi Stockholders’ Approval; provided, however, that the Pi Stockholders’ Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Termination Date.

Section 5.4 Non-Solicitation.

(a) Lambda agrees that, except as expressly contemplated by this Agreement, neither it nor any of the Lambda Subsidiaries shall, and Lambda shall use its reasonable best efforts, and shall cause each of the Lambda Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Lambda or any of the Lambda Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Lambda, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(a), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Lambda or any of the Lambda Subsidiaries or afford access to the properties, books or records of Lambda or any of the Lambda Subsidiaries to any Person that has made an Acquisition Proposal with respect to Lambda or to any Person in contemplation of making an Acquisition Proposal with respect to Lambda or (iii) accept an Acquisition Proposal with respect to Lambda or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Lambda (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Lambda to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by this Agreement (each, a “Lambda Acquisition Agreement”). Any violation of the foregoing restrictions by the Lambda Subsidiaries or by any Representatives of Lambda who are directors or executive officers of Lambda, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Lambda or otherwise, shall be deemed to be a breach of this Agreement by Lambda. Notwithstanding anything to the contrary in this Agreement, prior to the earlier of (1) delivery of the Requisite Lambda Support Agreements or (2) in the event of a Lambda Stockholder Meeting Election by Pi, the time the Lambda Stockholder Approval is obtained, Lambda and the Lambda Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement and prior to the earlier of (1) delivery of the Requisite Lambda Support Agreements or (2) in the event of a Lambda Stockholder Meeting Election by Pi, the time the Lambda Stockholder Approval is obtained, Lambda receives a written Acquisition Proposal with respect to Lambda from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lambda or any of the Lambda Subsidiaries or any of their respective Representatives), (x) Lambda provides Pi the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Lambda Board determines in good faith (after consultation with Lambda’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Lambda, and (z) the Lambda Board determines in good faith (after consultation with Lambda’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Lambda shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(a) and subject to compliance with Lambda’s obligations contained in Section 5.4(g), if Lambda receives, following the date hereof and prior to the earlier of (1) delivery of the Requisite Lambda Support Agreements or (2) in the event of a Lambda Stockholder Meeting Election by Pi, the time the Lambda Stockholder Approval is obtained, a bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 5.4, Lambda and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Lambda may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Lambda or the Lambda Board from taking and disclosing to the Lambda Stockholders a position with respect to an Acquisition Proposal with respect to Lambda pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(b) Neither (i) the Lambda Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to Pi, Merger Sub Inc. or Merger Sub LLC), or publicly propose or announce any intention to withhold or withdraw (or amend, modify or qualify in a manner adverse to Pi, Merger Sub Inc. or Merger Sub LLC), the Lambda Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Lambda (any action described in this clause (i) being referred to as a “Lambda Adverse Recommendation Change”) nor (ii) shall Lambda or any of the Lambda Subsidiaries execute or enter into a Lambda Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Lambda Stockholder Approval, and subject to Lambda’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Lambda that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Lambda or any of the Lambda Subsidiaries or any of their respective Representatives, the Lambda Board may make a Lambda Adverse Recommendation Change; provided, however, that Lambda shall not be entitled to exercise its right to make a Lambda Adverse Recommendation Change in response to a Superior Proposal with respect to Lambda (x) until three (3) Business Days after Lambda provides written notice to Pi (a “Lambda Notice”) advising Pi that the Lambda Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such three (3) Business Day period, Pi proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Lambda Board determines in good faith (after consultation with Lambda’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Lambda and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Lambda Notice and a new two (2) Business Day period under this Section 5.4(b)) and (z) unless the Lambda Board, after consultation with outside legal counsel, determines that the failure to make a Lambda Adverse Recommendation Change would be inconsistent with its fiduciary duties.

(c) Notwithstanding the first sentence of Section 5.4(b), at any time prior to obtaining the Lambda Stockholder Approval, and subject to Lambda’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Lambda Intervening Event, the Lambda Board may make a Lambda Adverse Recommendation Change described in clause (A) of the definition thereof if the Lambda Board (i) determines in good faith, after consultation with Lambda’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Lambda Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Lambda Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Lambda and (iii) provides written notice to Pi (a “Lambda Notice of Change”) advising Pi that the Lambda Board is contemplating making a Lambda Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Lambda Board may not make such a Lambda Adverse Recommendation Change until the third Business Day after receipt by Pi of the Lambda Notice of Change and (y) during such three (3) Business Day period, at the request of Pi, Lambda shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Lambda Board not to make such Lambda Adverse Recommendation Change consistent with its fiduciary duties.

(d) Pi agrees that, except as expressly contemplated by this Agreement or Section 5.4(d) of the Pi Disclosure Letter, neither it nor any of the Pi Subsidiaries shall, and Pi shall use its reasonable best efforts, and shall cause each of the Pi Subsidiaries to use their respective reasonable best efforts to, cause their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Pi or any of the Pi Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Pi, (ii) other than clarifying terms of the Acquisition Proposal in accordance with the penultimate sentence of this Section 5.4(d), participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Pi or any of the Pi Subsidiaries or afford access to the properties, books or records of Pi or any of the Pi Subsidiaries to any Person that has made an Acquisition Proposal with respect to Pi or to any Person in contemplation of making an Acquisition Proposal with respect to Pi or (iii) accept an Acquisition Proposal with respect to Pi or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal with respect to Pi (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which could reasonably be expected to cause Pi to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by this Agreement

(each, a “Pi Acquisition Agreement”). Any violation of the foregoing restrictions by any of the Pi Subsidiaries by any Representatives of Pi who are directors or executive officers of Pi, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Pi or otherwise, shall be deemed to be a breach of this Agreement by Pi. Notwithstanding anything to the contrary in this Agreement, prior to delivery of the Pi Support Agreement, Pi and the Pi Board may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if (w) after the date of this Agreement and prior to the delivery of the Pi Support Agreement, Pi receives a written Acquisition Proposal with respect to Pi from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Pi or any of the Pi Subsidiaries or any of their respective Representatives), (x) Pi provides Lambda the notice required by Section 5.4(g) with respect to such Acquisition Proposal, (y) the Pi Board determines in good faith (after consultation with Pi’s financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal with respect to Pi, and (z) the Pi Board determines in good faith (after consultation with Pi’s outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be inconsistent with its fiduciary duties; provided that Pi shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party. Notwithstanding the limitations set forth in this Section 5.4(d), and subject to compliance with Pi’s obligations contained in Section 5.4(g), if Pi receives, following the date hereof and prior to the delivery of the Pi Support Agreement, a bona fide written Acquisition Proposal that did not result from a knowing and intentional breach of this Section 5.4, Pi and its Representatives may contact the Person or any of such Person’s Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that Pi may inform itself about such Acquisition Proposal. Nothing contained in this Section 5.4 shall prohibit Pi or the Pi Board from taking and disclosing to the Pi Stockholders a position with respect to an Acquisition Proposal with respect to Pi pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(e) Neither (i) the Pi Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend or modify or qualify in a manner adverse to Lambda), or publicly propose or announce any intention to withhold or withdraw (or amend or modify or qualify in a manner adverse to Lambda), the Pi Recommendation or the Pi Proposal or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Pi (any action described in this clause (i) being referred to as a “Pi Adverse Recommendation Change”) nor (ii) shall Pi or any of the Pi Subsidiaries execute or enter into, a Pi Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Pi Stockholder Approval, and subject to Pi’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Superior Proposal with respect to Pi, that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Pi or any of the Pi Subsidiaries or any of their respective Representatives, the Pi Board may make a Pi Adverse Recommendation Change; provided, however, that Pi shall not be entitled to exercise its right to make a Pi Adverse Recommendation Change in response to a Superior Proposal with respect to Pi (x) until three (3) Business Days after Pi provides written notice to Lambda (a “Pi Notice”) advising Lambda that the Pi Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal, (y) if during such three (3)

Business Day period, Lambda proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Pi Board determines in good faith (after consultation with Pi’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation of such alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to Pi and its stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Pi Notice and a new two (2) Business Day period under this Section 5.4(e)) and (z) unless the Pi Board, after consultation with outside legal counsel, determines that the failure to make a Pi Adverse Recommendation Change would be inconsistent with its fiduciary duties.

(f) Notwithstanding the first sentence of Section 5.4(e), at any time prior to obtaining the Pi Stockholder Approval, and subject to Pi’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Pi Intervening Event, the Pi Board may make a Pi Adverse Recommendation Change described in clause (A) of the definition thereof if the Pi Board (i) determines in good faith, after consultation with Pi’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Pi Adverse Recommendation Change would be inconsistent with its fiduciary duties, (ii) determines in good faith that the reasons for making such Pi Adverse Recommendation Change are independent of any Acquisition Proposal (whether pending, potential or otherwise) with respect to Pi and (iii) provides written notice to Lambda (a “Pi Notice of Change”) advising Lambda that the Pi Board is contemplating making a Pi Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Pi Board may not make such a Pi Adverse Recommendation Change until the third Business Day after receipt by Lambda of the Pi Notice of Change and (y) during such three (3) Business Day period, at the request of Lambda, Pi shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Pi Board not to make such Pi Adverse Recommendation Change consistent with its fiduciary duties.

(g) The parties agree that in addition to the obligations of Lambda and Pi set forth in the foregoing paragraphs (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt thereof, Lambda or Pi, as applicable, shall advise Pi or Lambda, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Lambda or Pi, as applicable, shall promptly provide to Pi or Lambda, respectively, copies of any written materials received by Lambda or Pi, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of Lambda and Pi agrees that it shall substantially concurrently provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other.Lambda and Pi shall keep Pi and Lambda, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Lambda and Pi agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided, however, that prior to, but not after, obtaining the Lambda Stockholder Approval or Pi Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Lambda Board or Pi Board (as applicable) determines in good faith after consultation with Lambda’s or Pi’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, Lambda or Pi (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to Lambda or Pi (as applicable), on a confidential basis, provided, however, that Lambda or Pi (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action.

(h) Immediately after the execution and delivery of this Agreement, each party hereto will, and will cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore relating to any possible Acquisition Proposal with respect to such party. Each party agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring such party or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.

Section 5.5 Consummation of the Integrated Mergers; Additional Agreements.

(a) As promptly as reasonably practicable (but in no event later than ten (10) Business Days following the date of this Agreement), following the date of this Agreement, Lambda and Pi each shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein to the extent any such filing is required by the HSR Act. Lambda and Pi shall each use reasonable best efforts to obtain early termination of any waiting period under the HSR Act, to the extent early termination becomes available, and Lambda and Pi shall each promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(a) so as to preserve any applicable privilege.

(b) Each of Lambda and Pi shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all other notices, reports and other documents required to be filed with any Governmental Entity with respect to the Integrated Mergers and the other transactions contemplated by this Agreement. Each of Pi and Lambda shall promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a Governmental Entity of any jurisdiction and which the parties may reasonably deem appropriate. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(b) so as to preserve any applicable privilege. No party shall independently participate in any meeting, or engage in any substantive meeting, with any Governmental Entity in respect to any filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust Laws or any applicable state Laws in connection with the Integrated Mergers and the other transactions contemplated by this Agreement. The parties shall discuss in advance and jointly determine the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement.

(c) Each of Lambda and Pi shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Integrated Mergers or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly inform the other party of any communication to or from any Governmental Entity regarding the Integrated Mergers.

(d) Subject to the conditions and upon the terms of this Agreement, each of Pi and Lambda shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the Integrated Mergers and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall (i) reasonably cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Integrated Mergers and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Integrated Mergers or any of the other transactions contemplated by this Agreement (provided, however, that Pi, Merger Sub Inc., Merger Sub LLC and Lambda shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law)); and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Integrated Mergers.

(e) Notwithstanding anything to the contrary contained in this Agreement, (i) neither Lambda nor Pi shall, nor shall it permit any of its Subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Integrated Mergers, the freedom of action of Pi or any of Pi’s Affiliates with respect to, or its ability to retain, Lambda and the Lambda Subsidiaries, Pi or the Pi Subsidiaries, or any of the respective businesses or assets of Pi, Lambda or any of their respective Subsidiaries or Affiliates and (ii) neither Pi nor Lambda, nor any of their respective Affiliates, shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, Lambda and the Lambda Subsidiaries, Pi or the Pi Subsidiaries, or any of the respective businesses or assets of Pi, Lambda or any of their respective Subsidiaries or Affiliates, in each case if such divestiture or other action with respect thereto would, individually or in the aggregate, reasonably be expected have a Lambda Material Adverse Effect or a Pi Material Adverse Effect.

Section 5.6 Lambda Equity Awards; Lambda Warrants.

(a) Lambda Equity Awards.

(i) Lambda RSUs. Immediately prior to the Effective Time, each restricted stock unit (including those subject to performance-based vesting conditions) under a Lambda Benefit Plan (a “Lambda RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically become fully vested and shall without any action on the part of Pi, Lambda or the holder thereof, be cancelled and converted into, and shall become a right to receive, a number of shares of Pi Common Stock obtained by multiplying (A) the number of shares of Lambda Common Stock subject to such Lambda RSU as of immediately prior to the Effective Time, by (B) the Exchange Ratio, less applicable Tax withholdings. For purposes of clause (A) of the immediately preceding sentence, any performance-based vesting conditions applicable to a Lambda RSU will be treated as having been achieved in full (which, for the avoidance of doubt, shall result in a number of Lambda RSUs vesting equal to the number of Lambda RSUs granted to the applicable participant on the applicable grant date and not any greater number).

(ii) Section 409A. To the extent that any award described in this Section 5.6 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made in accordance with this Agreement and the applicable award’s terms or, if later, at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(iii) Required Actions. Prior to the Effective Time, the Lambda Board (or, if appropriate, any committee thereof administering any Lambda Benefit Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 5.6, including making any determinations or adopting resolutions of the Lambda Board or a committee thereof or any administrator of a Lambda Benefit Plan as may be necessary. Pi shall take such actions as are necessary for the treatment of the Lambda RSUs pursuant to this Section 5.6, including reservation, issuance and listing of shares of Pi Common Stock as are necessary to effectuate the transactions contemplated by this Section 5.6.

(b) Lambda Warrants. At the Effective Time, each outstanding, unexpired and unexercised Lambda Warrant shall be (i) cancelled and extinguished for no consideration on the Closing Date or (ii) other than the Tranche 2 Warrants, acquired by Pi for a Unit of Transaction Consideration (as defined in the applicable Lambda Warrant Agreement), in each case, in accordance with the terms of the applicable Lambda Warrant Agreement. Lambda and Pi shall cooperate to effectuate the foregoing.

Section 5.7 Employee and Labor Matters.

(a) The following provisions shall apply with respect to the compensation and benefits to be provided after the Effective Time in respect of individuals who are employees of Lambda or any of the Lambda Subsidiaries as of the Effective Time who remain so employed after the Effective Time (the “Lambda Employees”). Except as otherwise expressly set forth herein, Lambda and Pi agree that, unless otherwise mutually determined before the Effective Time, for the period beginning at the Effective Time and ending one (1) year following the Effective Time or, if earlier, the date of such Lambda Employee’s termination, (i) the base pay or hourly wage rate, as applicable, of the Lambda Employees shall not be reduced, (ii) the target incentive compensation opportunities of the Lambda Employees shall not be reduced, and (iii) each Lambda Employee shall be provided employee benefits (excluding pension, retiree welfare, nonqualified deferred compensation, equity- and cash-based incentive compensation) that are either substantially comparable in the aggregate to those provided to such Lambda Employee immediately before the Effective Time or the same as those provided from time to time to similarly situated employees of Pi or its Subsidiaries.

(b) Subject to applicable Law and any obligations under any Labor Agreement, under the benefit and compensation plans of Pi and the Pi Subsidiaries providing benefits to any Lambda Employees after the Effective Time (the “New Plans”), each Lambda Employee shall be credited with his or her years of service with Lambda and the Lambda Subsidiaries before the Effective Time for purposes of eligibility to participate, vesting of 401(k) contributions and level of paid time off benefits, to the same extent and for the same purpose as such Lambda Employee was credited as of the Effective Time for such service under any similar Lambda Benefit Plan; provided that such service crediting shall not be required (i) for purposes of any equity- or -cash-based incentive compensation, (ii) to the extent it would result in a duplication of benefits nor (ii) to the extent Lambda Employees are affected without regard to whether employment before the Effective Time was with Lambda and the Lambda Subsidiaries (for example, in the event a New Plan is adopted for Lambda Employees under which no participants receive credit for service before the effective date of the New Plan). In addition, and without limiting the generality of the foregoing provisions of this paragraph (b): (i) each Lambda Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans subject to ERISA to the extent coverage under such New Plan replaces coverage under a comparable Lambda Benefit Plan in which such Lambda Employee participated immediately before the Effective Time and such waiting time would not apply to similarly situated employees of Pi under such New Plan, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Lambda Employee, Pi shall use commercially reasonably efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent waived under the corresponding Lambda Benefit Plan as of the Effective Time and (B) any eligible expenses incurred by and credited to such Lambda Employee and his or her covered dependents during the portion of the plan year of the Lambda Benefit Plan ending on the date such Lambda Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket requirements applicable to such Lambda Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing contained in this Section 5.7 (whether express or implied) shall (i) create or confer any rights, remedies or claims upon any employee, director, officer, or individual service provider or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Lambda Employee or any other Person, (ii) be considered or deemed to establish, amend, or modify any Pi Benefit Plan, Lambda Benefit Plan, New Plan, or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract or (iii) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. The provisions of this Section 5.7 shall not be construed to prevent the termination of employment of any Lambda Employee or the amendment or termination of any particular Lambda Benefit Plan or Pi Benefit Plan to the extent permitted by its terms and subject to compliance with the terms of this Section 5.7.

(d) At the written request of Pi provided no later than five (5) days prior to the Closing Date, Lambda (or the applicable Lambda Subsidiary) shall, at least one (1) Business Day prior to the Closing Date, adopt written resolutions (or take other necessary and appropriate action) to terminate, a Lambda Benefit Plan that contains a cash or deferred arrangement under Section 401(k) of the Code (“Lambda 401(k) Plan”) and to fully vest all participants under the Lambda 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that such Lambda 401(k) Plan termination may be made contingent upon the Closing. Lambda shall provide Pi with an advance copy of such proposed resolutions (and any related documents) and a reasonable opportunity to comment thereon prior to adoption or execution.

(e) Prior to making any broad-based communications to any Lambda Employees pertaining to post-Effective Time compensation or benefit matters that are affected by or otherwise related to the transactions contemplated in this Agreement (including any schedules hereto), Lambda shall provide Pi with a copy of the intended communication (or a written summary of any intended oral communications), and Pi shall have a reasonable period of time to review and comment on the communication.

(f) It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the arrangements identified on Section 5.7(f) of the Lambda Disclosure Letter.

(g) Prior to the Closing, Pi and Lambda shall cooperate in good faith to determine the timing and manner in which Pi or Lambda, or their respective Subsidiaries, utilize or waive the employment tax deferral or employee retention credit relief provided under any applicable Law.

Section 5.8 Indemnification of Officers and Directors.

(a) From and after the Effective Time, to the fullest extent permitted by Law, each of Pi and the Surviving Corporation agrees that it shall, and shall cause each of their respective Subsidiaries to, jointly and severally indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former (i) director and officer of Lambda or any of the Lambda Subsidiaries or any other Entity that was serving in such capacity at Lambda’s request or (ii) individual serving as a fiduciary of any benefit plan of Lambda or any Lambda Subsidiary (the “Indemnified Parties”), against any costs or expenses (including attorneys’ and other professionals’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement, of or incurred in connection with any actual or threatened claim, demand, action, suit, proceeding (including any alternative dispute resolution proceeding) or investigation, whether civil, criminal, administrative or investigative to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact, in each case in whole or in part, that the Indemnified Party is or was an officer or director of Lambda or any of the Lambda Subsidiaries or other applicable Person or fiduciary of any Lambda Benefit Plan, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Integrated Mergers and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time.

(b) For a period of six (6) years from the Effective Time, Pi and the Surviving Corporation shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and reimbursement or advancement of expenses of individuals who were directors, officers or employees prior to the Effective Time than are set forth, as of the date of this Agreement, in Lambda’s certificate of incorporation and bylaws.

(c) Pi shall cause the Surviving Corporation to (or Pi shall on the Surviving Corporation’s behalf) obtain and fully prepay prior to the Closing “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time with recognized insurance companies with the same or better credit rating as Lambda’s current insurance companies for the Persons who, as of the date of this Agreement, are covered by Lambda’s directors’ and officers’ and fiduciary liability insurance (the “D&O Insurance”), with terms, conditions, retentions and levels of coverage at least as favorable as Lambda’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), with respect to Lambda’s D&O Insurance. Notwithstanding anything to the contrary in the foregoing, in no event shall Pi or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by Lambda for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation (or Pi on the Surviving Corporation’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Pi shall provide a reasonable opportunity to Lambda to comment on the terms of any endorsements or policies in connection with such “tail” policy.

(d) In the event of any claim, action, suit, proceeding or investigation in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to this Section 5.8(d), any Indemnified Party wishing to claim such indemnification shall promptly notify Pi thereof in writing, but the failure to so notify shall not relieve Pi or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Pi or the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation: (i) Pi or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Pi nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Pi or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Pi or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to Pi and to the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), and Pi or the Surviving Corporation shall cooperate in the defense of any such matter as reasonably requested and pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Pi and the Surviving Corporation shall be obligated pursuant to this Section 5.8(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by Pi or the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Pi or the Surviving Corporation; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Pi or the Surviving Corporation elects to assume such defense; (iii) Pi and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), in each case if Pi or the Surviving Corporation elects not to assume such defense; and (iv) Pi and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, neither Pi nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any claim, action, suit or other Legal Proceeding (and in which indemnification could be sought by Indemnified Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit or other Legal Proceeding or such Indemnified Party otherwise consents in writing.

(e) If Pi or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Pi or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.8.

(f) The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Pi and the Surviving Corporation and shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.

(g) The rights of the Indemnified Parties under this Section 5.8 shall be in addition to any rights such Indemnified Parties may have under the Lambda Organizational Documents or under any applicable Contracts or Laws in effect on the date of this Agreement, which rights shall, for the avoidance of doubt, survive the Effective Time, and Pi shall, and shall cause the Surviving Corporation to, honor and perform under all such indemnification agreements entered into by Lambda or any of the Lambda Subsidiaries in effect on the date of this Agreement and disclosed to Pi prior to the execution hereof, and any provisions under any such applicable Contracts (including such indemnification agreements) shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder of any such individual.

(h) Pi and the Surviving Corporation shall indemnify any Indemnified Party against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request, relating to the enforcement of such Indemnified Party’s rights under this Section 5.8; provided, that such Indemnified Party receiving any such advance executes a written undertaking to repay all such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification under Lambda’s certificate of incorporation and bylaws.

Section 5.9 Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Pi and Lambda shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Integrated Mergers or the other transactions contemplated by this Agreement; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, a Lambda Adverse Recommendation Change or a Pi Adverse Recommendation Change shall have occurred in compliance in all respects with the terms of Section 5.4 of this Agreement. No provision of this Agreement shall prohibit either Lambda or Pi from issuing any press release or public statement in the event of a Lambda Adverse Recommendation Change or a Pi Adverse Recommendation Change that is in either case in compliance in all respects with the terms of Section 5.4 of this Agreement.

Section 5.10 Nasdaq Listing of Additional Shares; Delisting.

(a) Pi shall, in accordance with the requirements of Nasdaq, file with Nasdaq a subsequent listing application (“Subsequent Listing Application”) covering the shares of Pi Common Stock to be issued to Lambda Stockholders pursuant to this Agreement, and use reasonable best efforts to cause such shares to be approved for listing, subject to official notice of issuance, prior to the Closing Date.

(b) Prior to the Closing, upon Pi’s request, Lambda shall take all actions necessary to be taken prior to Closing to cause the delisting of Lambda Common Stock from OTCQX Best Market and the termination of Lambda’s registration of Lambda Common Stock under the Exchange Act, in each case, as soon as practicable following the Effective Time, subject to compliance with Lambda’s obligations under the Exchange Act.

Section 5.11 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Pi, Lambda, the Pi Board and the Lambda Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Integrated Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

Section 5.12 Section 16. Pi shall, prior to the Effective Time, cause the Pi Board to approve the issuance of Pi equity securities in connection with the Integrated Mergers with respect to any employees of Lambda who, as a result of their relationship with Pi as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Lambda Board shall approve the disposition of Lambda equity securities (including derivative securities) in connection with the Integrated Mergers by those directors and officers of Lambda subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 5.13 Notice of Changes. Each of Lambda and Pi shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon it obtaining Knowledge of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date.

Section 5.14 Tax Matters.

(a) Each of Lambda and Pi will, and will cause its Subsidiaries and Affiliates to, use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”). Neither Lambda nor Pi will (nor will they permit their respective Subsidiaries or Affiliates to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment.

(b) Each of Lambda and Pi will notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Integrated Mergers, taken together, not to qualify for the Reorganization Treatment. The parties shall (i) treat the Integrated Mergers, taken together, consistent with the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, (ii) file all Tax Returns consistent with the Reorganization Treatment, (iii) comply with all reporting and recordkeeping requirements applicable to the Integrated Mergers which are prescribed by the Code, by Treasury Regulations thereunder or by forms, instructions or other publications of the Internal Revenue Service, including the record-keeping and information filing requirements prescribed by Treasury Regulations Section 1.368-3, and (iv) take no Tax position inconsistent with the Reorganization Treatment, in each case, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.

(c) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code.

(d) Each of Pi and Lambda shall reasonably cooperate with one another and their respective tax advisors and use its reasonable best efforts (i) in order for Lambda to obtain an opinion of its counsel to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of 368(a) of the Code and (ii) in connection with the issuance to Lambda of an opinion to similar effect by its counsel in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement. In connection therewith, (x) Lambda shall deliver to its counsel a duly authorized and executed officer’s certificate, dated, as applicable, as of the Closing Date or such other date as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement, containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render such opinions and (y) Pi shall deliver to such counsel a duly authorized and executed officer’s certificate, dated, as applicable, as of the Closing Date or such other date as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement, containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render such opinions, and Pi and Lambda shall provide such other information as reasonably requested by such counsel for purposes of rendering such opinions. Notwithstanding the foregoing, each party acknowledges and agrees that its obligations to effect the Integrated Mergers are not subject to any condition or contingency with respect to the Integrated Mergers qualifying for the Reorganization Treatment. The rendering of any such opinion contemplated by this Section 5.14(d) shall not be a condition to Closing.

Section 5.15 Treatment of Existing Indebtedness; Financing Cooperation.

(a) Prior to or at the Closing, Lambda shall deliver to Pi an executed payoff letter (a “Payoff Letter”), in a form and substance reasonably acceptable to Pi, from the lenders, or the administrative agent (or similar Person) on behalf of the lenders, under the Lambda Credit Agreement. Lambda shall use commercially reasonable efforts to provide a draft of such Payoff Letter to Pi no less than two (2) Business Days prior to the anticipated Closing Date. Such Payoff

Letter shall (i) confirm the aggregate outstanding amount (and such other related arrangements) required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Indebtedness and other obligations under the Lambda Credit Agreement, as of the anticipated Closing Date (and the daily accrual of interest thereafter), (ii) contain payment instructions and (iii) evidence, together with customary accompanying release and termination of Encumbrance documentation, the satisfaction, release and discharge of the Indebtedness under the Lambda Credit Agreement, and the agreement by such administrative agent or lenders to the release of all Encumbrances (including mortgages) upon the payment of such amount (and satisfaction of, and other arrangements with respect to, any such other obligations as set forth therein) in accordance with the payment instructions. Prior to or at the Closing, Lambda shall have (i) delivered (by the applicable date required under the terms of the Lambda Credit Agreement (or as otherwise agreed or waived by the lenders or administrative agent (or similar Person) under the Lambda Credit Agreement)) any notices necessary to permit the prepayment, payoff, discharge and termination in full at the Closing and prior to the Effective Time of all Indebtedness under the Lambda Credit Agreement on the Closing Date and (ii) pursuant to the Payoff Letter, obtained such documents (including an authorization to file the Uniform Commercial Code termination statements upon the payment in full of the outstanding amounts under the Lambda Credit Agreement) and releases as are reasonably necessary to release all Encumbrances (including mortgages) created in connection with the Lambda Credit Agreement and any Derivative Products or treasury management arrangement secured thereby, in each case in a form and substance reasonably acceptable to Pi. Notwithstanding the foregoing, it is agreed and understood that the payoff and satisfaction of such outstanding Indebtedness under the Lambda Credit Agreement as set forth in the Payoff Letter shall be at Pi’s sole cost and expense.

(b) Lambda shall use commercially reasonable efforts to provide, and cause the Lambda Subsidiaries and its and their respective officers, directors and employees to use commercially reasonable efforts to provide, and shall use reasonable best efforts to direct its and the Lambda Subsidiaries’ respective accountants, legal counsel and other representatives to use their reasonable best efforts to provide all cooperation reasonably requested by Pi that is reasonably necessary and customary in connection with the arrangement of any financing by Pi in connection with the Integrated Mergers (a “Financing”), including by using commercially reasonable efforts to (i) as promptly as reasonably practicable, deliver all of the Required Information, cause management of Lambda to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with a Financing, in each case, with reasonably appropriate seniority and expertise and upon reasonable advance written notice and at mutually agreeable dates, times (during regular business hours) and locations (including direct contact between members of senior management of Lambda, on the one hand, and of the arrangers, underwriters, prospective lenders, investors and/or purchasers (the “Financing Sources”), on the other hand), (ii) provide reasonable and customary assistance with the preparation of (A) customary and reasonable investor presentations, offering memoranda or other similar documents (including versions of such memoranda or presentations that do not contain material non-public information) for any portion of a Financing, (B) customary and reasonable materials for rating agency presentations and (C) the definitive agreements with respect to a Financing, including preparation of schedules thereto, in each case, by providing such pertinent information as may be reasonably requested by Pi and to the extent reasonably available to Lambda, (iii) request that the present and former independent accountants for Lambda provide reasonable assistance to Pi in connection with a Financing consistent with their customary practice (including providing reasonable and customary accountants’ comfort letters and consents from such independent accountants to the extent required by the definitive agreements with respect to a Financing), (iv) cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and (v) to provide such other customary documents and financial and pertinent information regarding Lambda and the Lambda Subsidiaries as may be reasonably requested by Pi and reasonably necessary for consummation of such Financing, including reasonable and customary authorization and representation letters and information and data reasonably required by Pi to prepare all pro forma financial statements required in connection with a Financing (it being understood that Lambda or any of the Lambda Subsidiaries, or any of their respective officers, directors, employees, accountants, legal counsel, or other representatives shall not be responsible for, and Pi shall be solely responsible for, preparation of such pro forma financial statements). Any such cooperation shall be provided at Pi’s expense for third party fees and expenses.

(c) Notwithstanding anything to the contrary herein, Pi agrees and acknowledges that consummation of any such Financing by Pi or any of its Subsidiaries is not a condition to the Closing or any of their respective obligations under this Agreement. Except for the representations and warranties of Lambda set forth in Article II of this Agreement, Lambda and the Lambda Subsidiaries shall not have any liability to Pi, Merger Sub Inc. and Merger Sub LLC in respect of any financial or other information provided pursuant to this Section 5.15. In fulfilling Lambda’s obligations under this Section 5.15, (i) none of Lambda nor its Subsidiaries (or their respective officers, directors, employees, or other representatives) shall be required to (A) pay any commitment or other fee, provide any security or incur any other liability in connection with any Financing prior to the Effective Time, (B) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing, or (C) give any indemnities that are effective prior to the Effective Time and (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations or business of Lambda and its Subsidiaries. Any such cooperation pursuant to this Section 5.15 shall be provided at Pi’s sole cost and expense, and Pi shall, promptly upon request by Lambda, reimburse Lambda and its Subsidiaries for all reasonable out-of-pocket costs and expenses (including, without limitation, out-of-pocket auditor’s, accountant’s, and attorneys’ fees and other third party fees and expenses). Pi shall indemnify and hold harmless Lambda, its Subsidiaries, and each of their respective officers, directors, employees, or other representatives from and against any and all claims, losses, or damages suffered or incurred by them directly or indirectly in connection with the arrangement of any such Financing or any information provided in connection therewith (other than to the extent related to information provided by Lambda or its Subsidiaries or their respective representatives that contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading or to the extent incurred or suffered as a result of the bad faith or willful misconduct of Lambda or any of Lambda’s Subsidiaries or any of their respective officers, directors, employees or other representatives). In addition, no action, liability, or obligation of Lambda or any of its Subsidiaries, or any of their respective representatives pursuant to any agreement, arrangement, contract, certificate, instrument, or other document relating to any such Financing will be effective until the Effective Time, and neither Lambda nor any of its Subsidiaries will be required to take any action pursuant to any of the foregoing that is not contingent on the occurrence of the Closing or that must be effective before the Effective Time. Further, nothing in this Section 5.15 will require (i) Lambda, its Subsidiaries, or their respective representatives to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any such Financing is obtained or pledge any collateral with respect to any Financing prior to the Closing, (ii) any officer or representative of Lambda or any of its Subsidiaries to deliver any certificate or take any other action under this Section 5.15 that could reasonably be expected to result in personal liability to such officer or representative or (iii) the representatives of Lambda or its Subsidiaries to deliver any legal opinions with respect to such Financing.

Section 5.16 Shareholder Litigation. Lambda shall give Pi a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against Lambda or its directors or officers relating to the Integrated Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Pi, which consent shall not be unreasonably withheld, conditioned or delayed. Pi shall give Lambda a reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Pi or its directors or officers relating to the Integrated Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Lambda, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.5, each of Pi and Lambda shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.

Section 5.17 Cooperation. Each of Lambda and Pi will, and will cause its Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Law, to cooperate with the other party in connection with planning the integration of the business operations of Lambda and Pi and their respective Subsidiaries.

Section 5.18 Governance. Prior to the Effective Time, Pi shall take all actions as may be necessary to cause one director currently serving on the Lambda Board prior to the Effective Time and mutually acceptable to Pi and Lambda (who shall meet the independence standards of Nasdaq with respect to Pi) to be appointed to the Pi Board.

Section 5.19 Merger Subs. Pi shall take all actions to cause Merger Sub Inc. and Merger Sub LLC (i) to take any actions required under the DGCL to permit this Agreement to be submitted to the Lambda Stockholders for approval in accordance with this Agreement and the DGCL and (ii) to engage in the Integrated Mergers as contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO THE INTEGRATED MERGERS

Section 6.1 Conditions to Each Party’s Obligation. The respective obligations of Lambda and Pi to consummate the Integrated Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Effective Time, of each of the following conditions:

(a) The Lambda Stockholder Approval shall have been obtained;

(b) The Pi Stockholder Approval shall have been obtained;

(c) No provision of any applicable Law and no Order (preliminary or otherwise) shall be in effect that prohibits the consummation of the Integrated Mergers;

(d) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated;

(e) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement/Consent Solicitation Statement shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of Lambda or Pi, as the case may be, be threatened by the SEC; and

(f) Pi shall have filed with Nasdaq the Subsequent Listing Application with respect to the shares of Pi Common Stock issued or issuable pursuant to this Agreement and such shares of Pi Common Stock shall have been approved and authorized for listing on Nasdaq, subject to official notice of issuance.

Section 6.2 Additional Conditions to Pi’s Obligations. The obligations of Pi to consummate the Integrated Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by Pi on or prior to the Effective Time of each of the following conditions:

(a) Lambda shall have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;

(b) The representations and warranties of Lambda contained (i) in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.2(c), Section 2.4(a) and Section 2.4(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in each case, for de minimis inaccuracies, (ii) Section 2.6(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) in this Agreement (other than the representations and warranties of Lambda set forth in the first sentence of Section 2.1(a), Section 2.2(a), Section 2.2(c), Section 2.4(a), Section 2.4(c) and Section 2.6(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Lambda Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Lambda Material Adverse Effect; and

(c) Pi shall have received a certificate from a duly authorized officer of Lambda certifying as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.2.

The foregoing conditions are for the sole benefit of Pi and may, subject to the terms of this Agreement, be waived by Pi, in whole or in part at any time and from time to time, in the sole discretion of Pi. The failure by Pi at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 6.3 Additional Conditions to Lambda’s Obligations. The obligations of Lambda to consummate the Integrated Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by Lambda on or prior to the Effective Time of each of the following conditions:

(a) Pi shall have performed or complied in all material respects with its respective covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Effective Time;

(b) The representations and warranties of Pi contained (i) in the first sentence of Section 3.1(a), Section 3.2(a) and Section 3.2(c), and Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(f) and the last sentence of Section 3.4(i) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in each case, for de minimis inaccuracies, (ii) Section 3.6(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) in this Agreement (other than the representations and warranties of Pi set forth in the first sentence of Section 3.1(a), Section 3.2(a) and Section 3.2(c), Section 3.4(a), Section 3.4(b), Section 3.4(c), Section 3.4(d), Section 3.4(f), the last sentence of Section 3.4(i), and Section 3.6(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Pi Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Pi Material Adverse Effect; and

(c) Lambda shall have received a certificate from a duly authorized officer of Pi as to the matters set forth in foregoing paragraphs (a) and (b) of this Section 6.3. The foregoing conditions are for the sole benefit of Lambda and may, subject to the terms of this Agreement, be waived by Lambda, in whole or in part at any time and from time to time, in the sole discretion of Lambda. The failure by Lambda at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Effective Time.

Section 6.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Integrated Mergers or for terminating this Agreement, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after adoption of this Agreement by Lambda Stockholders or approval of the Pi Proposal by the Pi Stockholders, in the following circumstances:

(a) by mutual written consent of Pi and Lambda;

(b) by either Pi or Lambda if:

(i) the Integrated Mergers shall not have been consummated on or prior to November 26, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Integrated Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such party;

(ii) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Integrated Mergers; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations pursuant to Section 5.5 resulted in the entry of the Order or the taking of such other action; or

(iii) (A) the required approval of the Pi Stockholders contemplated by this Agreement at the Pi Stockholders’ Meeting (or any adjournment thereof) shall not have been obtained or (B) either (i) the Lambda Stockholder Approval shall not have been obtained through the delivery of Lambda Stockholder Written Consents within 3 Business Days of delivery of a notice of effectiveness of the Registration Statement to each Lambda Supporting Stockholder by Pi and no Lambda Stockholder Meeting Election has been made by Pi or (ii) following a Lambda Stockholder Meeting Election only, the required approval of the Lambda Stockholders contemplated by this Agreement at the Lambda Stockholders’ Meeting, as applicable, shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to a party where the failure to obtain the required approval of its stockholders shall have been caused by the actions or failure to act of such party and such action or failure to act constitutes a material breach by such party of this Agreement.

(c) by Pi:

(i) at any time prior to the Effective Time, if any of Lambda’s covenants, representations or warranties contained in this Agreement (other than those set forth in Section 5.4) shall have been breached or, any of Lambda’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach (A) is incapable of being cured by Lambda or (B) shall not have been cured within thirty (30) days of receipt by Lambda of written notice of such breach describing in reasonable detail such breach;

(ii) at any time prior to the receipt of the Lambda Stockholder Approval, if the Lambda Board or any committee thereof (A) shall make a Lambda Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Lambda or the execution of a definitive agreement with respect to an Acquisition Proposal with respect to Lambda (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(a)), (C) shall not include the Lambda Recommendation in the Joint Proxy Statement/Consent Solicitation Statement or (D) shall resolve, agree to, publicly propose to or allow Lambda to publicly propose to take any of the actions in the foregoing clauses (A)-(C);

(iii) at any time prior to the receipt of the Lambda Stockholder Approval, if Lambda Willfully and Materially breaches Section 5.4, other than in the case where (A) such Willful and Material breach is a result of an isolated action by a Person that is a Representative of Lambda, (B) Lambda uses reasonable best efforts to remedy such material breach upon becoming aware of such breach and (C) Pi is not significantly harmed as a result thereof; or

(iv) if the Lambda Support Agreements shall not have been delivered by the Lambda Supporting Stockholders by the Support Agreement Deadline.

(d) by Lambda:

(i) at any time prior to the Effective Time, if any of Pi’s covenants, representations or warranties contained in this Agreement shall have been breached or, any of Pi’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement would not be satisfied, and such breach (A) is incapable of being cured by Pi or (B) shall not have been cured within thirty (30) days of receipt by Pi of written notice of such breach describing in reasonable detail such breach;

(ii) at any time prior to the receipt of the Pi Stockholder Approval, if the Pi Board, or any committee thereof (A) shall make a Pi Adverse Recommendation Change, (B) shall approve or adopt or recommend the approval or adoption of any Acquisition Proposal with respect to Pi or the execution of a definitive agreement in connection with an Acquisition Proposal with respect to Pi (other than any Acceptable Confidentiality Agreement permitted by Section 5.4(d)), (C) shall not include the Pi Recommendation in the Joint Proxy Statement/Consent Solicitation Statement or (D) shall resolve, agree to, publicly propose to or allow Pi to publicly propose to take any of the actions in the foregoing clauses (A)-(C);

(iii) at any time prior to the receipt of the Pi Stockholder Approval, if Pi Willfully and Materially Breaches Section 5.4, other than in the case where (A) such Willful and Material Breach is a result of an isolated action by a Person that is a Representative of Pi, (B) Pi uses reasonable best efforts to remedy such material breach upon becoming aware of such breach and (C) Lambda is not significantly harmed as a result thereof; or

(iv) if the Pi Support Agreement shall not have been delivered by Juniper by the Support Agreement Deadline.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.

Section 7.3 Expenses; Termination Fees.

(a) Expenses. Except as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Integrated Mergers are consummated.

(b) Termination Fee.

(i) In the event that this Agreement is terminated by Lambda pursuant to Section 7.1(d)(ii) [Pi Adverse Recommendation Change] or Section 7.1(d)(iii) [Pi Material Breach of Non-Solicitation], then Pi shall pay to Lambda the Pi Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(ii) In the event that this Agreement is terminated by Pi pursuant to Section 7.1(c)(ii) [Lambda Adverse Recommendation Change] or Section 7.1(c)(iii) [Lambda Material Breach of Non-Solicitation], then Lambda shall pay to Pi the Lambda Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(iii) In the event that (A) prior to the Lambda Stockholders’ Meeting (or, if earlier, the receipt of Lambda Stockholder Approval) and after the date of this Agreement, an Acquisition Proposal with respect to Lambda is publicly proposed or publicly disclosed or otherwise disclosed to the Lambda Board after the date of this Agreement and not withdrawn prior to the Lambda Stockholders’ Meeting, (B) this Agreement is terminated by Pi or Lambda pursuant to Section 7.1(b)(i) [Termination Date], Section 7.1(b)(iii)(B) [No Lambda Stockholder Approval] or by Pi pursuant to Section 7.1(c)(i) [Lambda Breach] and (C) concurrently with or within nine (9) months after any such termination described in clause (B), Lambda or any of the Lambda Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition

Proposal with respect to Lambda (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iii)), then Lambda shall pay to Pi the Lambda Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

(iv) In the event that (A) prior to the Pi Stockholders’ Meeting, an Acquisition Proposal with respect to Pi is publicly proposed or publicly disclosed or otherwise disclosed to the Pi Board after the date of this Agreement and not withdrawn prior to the Pi Stockholders’ Meeting, (B) this Agreement is terminated by Pi or Lambda pursuant to Section 7.1(b)(i) [Termination Date], Section 7.1(b)(iii)(A) [No Pi Stockholder Approval] or Section 7.1(d)(i) [Pi Breach] and (C) concurrently with or within nine (9) months after any such termination described in clause (B), Pi or any of the Pi Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Acquisition Proposal with respect to Pi (substituting fifty percent (50%) for the fifteen percent (15%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iv)), then Pi shall pay to Lambda the Pi Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the earlier of the entry into such definitive agreement or consummation of such Acquisition Proposal.

(v) In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Lambda Stockholder Approval shall not have been obtained and (B) Pi would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) [Lambda Adverse Recommendation Change] or Section 7.1(c)(iii) [Lambda Material Breach of Non-Solicitation], then Lambda shall pay to Pi the Lambda Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vi) In the event that this Agreement is terminated by either party pursuant to Section 7.1(b)(i) [Termination Date] and at the time of such termination, (A) the Pi Stockholder Approval shall not have been obtained and (B) Lambda would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) [Pi Adverse Recommendation Change] or Section 7.1(d)(iii) [Pi Material Breach of Non-Solicitation], then Pi shall pay to Lambda the Pi Termination Fee as promptly as possible (but in any event within three (3) Business Days) following such termination.

(vii) As used in this Agreement, “Pi Termination Fee” shall mean $6,000,000 and “Lambda Termination Fee” shall mean $3,000,000. Each of the Pi Termination Fee and the Lambda Termination Fee is referred to as a “Termination Fee.”

(viii) Upon payment of the Termination Fee, the paying party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other party (provided that nothing herein shall release any party from liability for fraud or Willful and Material Breach). The parties acknowledge and agree that in no event shall either party be required to pay a Termination Fee on more than one occasion.

(ix) Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fees are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If Lambda or Pi, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) Lambda or Pi, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) Lambda or Pi, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(x) The parties agree that the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of (A) Lambda and its Subsidiaries against Pi, Merger Sub Inc. and Merger Sub LLC and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Integrated Mergers to be consummated and upon payment of such amount, none of Pi, Merger Sub Inc. or Merger Sub LLC or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Integrated Mergers or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Lambda of any liability or damages to Pi, Merger Sub Inc. or Merger Sub LLC as a result of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Lambda shall be liable for damages for such Fraud or Willful and Material Breach); and (B) Pi, Merger Sub Inc. and Merger Sub LLC against Lambda and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Integrated Mergers to be consummated and upon payment of such amount, none of Lambda and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Integrated Mergers or the transactions contemplated by this Agreement; provided, however, that no such payment shall relieve Pi, Merger Sub Inc. and Merger Sub LLC of any liability or damages to Lambda as a result of Fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Pi, Merger Sub Inc. and Merger Sub LLC shall be liable for damages for such Fraud or Willful and Material Breach).

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Lambda and Pi at any time (whether before or after any required approval by the Lambda Stockholders or the Pi Stockholders); provided, however, that after the receipt of Lambda Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of Nasdaq requires further approval of Lambda Stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.2 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.3 No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Effective Time, except for agreements which expressly by their terms survive the Effective Time.

Section 8.4 Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement and the Lambda Disclosure Letter, Pi Disclosure Letter, the Pi Support Agreement and the Lambda Support Agreements) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

Section 8.5 Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the federal or state courts of the State of Delaware, and each of the parties hereby irrevocably and unconditionally: (a) consents to submit to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts); (b) waives any objection to the laying of venue of any Proceeding in the federal or state courts of the State of Delaware; (c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any federal or state court of the State of Delaware has been brought in an improper or otherwise inconvenient forum; and (d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 8.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

Section 8.8 No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I and the provisions of Section 5.6 (including, for the avoidance of doubt, the rights of the former holders of Lambda Common Stock to receive the Merger Consideration) but only from and after the, and subject to the occurrence of, Effective Time, (b) the right of the Indemnified Parties to enforce the provisions of Section 5.8 only (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Effective Time and (c) the rights of the non-management directors in Section 5.18, Pi and Lambda agree that (i) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central time on such date or if the date is not a Business Day) of transmission by electronic mail or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

If to Pi:

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, Texas 77084

Attention: Katie Ryan

Email: katie.ryan@pennvirginia.com

with a copy to (which copy shall not constitute notice hereunder):

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention: Sean T. Wheeler, P.C.; Debbie P. Yee, P.C.

Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com

If to Lambda:

Lonestar Resources US Inc.

111 Boland Street, Suite 301

Fort Worth, Texas

Attention: Frank D. Bracken III

Email: fbracken@lonestarresources.com

with a copy to (which copy shall not constitute notice hereunder):

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: T. Mark Kelly; Lande A. Spottswood

Email: mkelly@velaw.com; lspottswood@velaw.com

Section 8.10 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

Section 8.11 Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.12 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its controlled Affiliates hereby: (a) (i) agrees that any legal action (whether in law or in equity, whether in contract or in tort or otherwise), involving the Financing Sources together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns (collectively, the “Financing Sources and Related Parties”), arising out of or relating to this Agreement, the Financing, any commitment letter related thereto (any such commitment letter, the “Debt Commitment Letter”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) (ii) irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court and agrees that any such dispute shall be governed by, and construed in accordance with, the laws of the State of New York, (iii) irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (iv) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law (provided, however, that notwithstanding the forgoing and the governing law provisions of the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that (A) the interpretation of the definition of Lambda Material Adverse Effect (and whether or not a Lambda Material Adverse Effect has occurred), (B) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term may be defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Pi or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Section 7.1(c) or decline to consummate the Integrated Mergers as a result thereof pursuant to Section 6.2(a) or Section 6.2(b) and (C) the determination of whether the Integrated Mergers have been consummated in all material respects in accordance with the terms hereof, shall in each case be governed by and construed in accordance with the law of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction), (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Financing Sources and Related Parties in any way arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Laws trial by jury in any legal action brought against the Financing Sources and Related Parties in any way arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Financing Sources and Related Parties will have any liability to any of Lambda, the Lambda Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Lambda, the Lambda Subsidiaries or their respective Affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources and Related Parties relating to or in any way arising out of this Agreement, the Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source and Related Parties or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (x) that the Financing Sources and Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.12 (or the definitions of any terms used in this Section 8.12) and (y) to the extent any amendments to any provision of this Section 8.12 (or, solely as they relate to such Section, the definitions of any terms used in this Section 8.12) are materially adverse to the Financing Sources and Related Parties, such provisions shall not be amended without the prior written consent of the Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 8.12 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any other binding agreement to which a Financing Source is a party.

Section 8.13 Construction.

Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;

(b) the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;

(c) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(e) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(f) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(g) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(h) all references to prices, values or monetary amounts refer to United States dollars;

(i) this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) all references to a Person include such Person’s predecessors and permitted successors and assigns;

(n) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(o) all references to days mean calendar days unless otherwise provided;

(p) all references to time mean Houston, Texas time; and

(q) all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 10, 2021.

Section 8.14 Certain Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

(i) “Acceptable Confidentiality Agreement” shall mean (A) a confidentiality agreement containing confidentially terms substantially similar to or no less favorable to Lambda or Pi, as applicable, than the terms of the Confidentiality Agreement and (B) such confidentiality agreement shall not prohibit compliance by Pi or Lambda, as applicable, with any of the provisions of Section 5.4 as between Pi, on the one hand, and Lambda, on the other hand.

(ii) “Acquisition Proposal” shall mean any bona fide proposal, whether or not in writing, for the (A) direct or indirect acquisition or purchase of a business or assets that constitutes fifteen percent (15%) or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of fifteen percent (15%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (C) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

(iii) “Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act; provided, that in no event shall any portfolio company of Juniper be an Affiliate of Pi for purposes of this Agreement.

(iv) “Anti-Corruption Laws” shall mean any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.

(v) “Book-Entry Common Share” shall mean each uncertificated share of Lambda Common Stock.

(vi) “Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in New York or Texas are authorized or required by Law to be closed.

(vii) “Cleanup” shall mean all actions required to be taken under or pursuant to any Environmental Law to: (A) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (B) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (C) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (D) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

(viii) “Contract” shall mean any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

(ix) “COVID-19” shall mean SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

(x) “Derivative Product” shall mean each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(xi) “DTC” means The Depositary Trust Company.

(xii) “Economic Sanctions/Trade Laws” shall mean all applicable laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons. For the avoidance of doubt, the applicable laws referenced in the foregoing sentence include (A) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act, or any regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) any U.S. sanctions related to or administered by the U.S. Department of State and (C) any sanctions measures or embargoes imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.

(xiii) “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

(xiv) “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(xv) “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

(xvi) “Environmental Claim” shall mean any claim, action, cause of action, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by Lambda or Pi, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(xvii) “Environmental Law” shall mean any applicable Law that relates to:

(1) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure to Hazardous Materials); or

(2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials, in each case as in effect on or prior to the date of this Agreement.

(xviii) “executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.

(xix) “Fraud” means a knowing and intentional misrepresentation of a material fact or concealment of a material fact by a Party with respect to any representation or warranty by a Party in Article II or Article III, or in any certificate delivered pursuant to this Agreement (but not, for the avoidance of doubt, in any other actual or alleged representation or warranty made orally or in writing), which is made or concealed with the intent of inducing another Party to enter into this Agreement and upon which such other Party has reasonably relied (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory).

(xx) “GAAP” shall mean generally accepted accounting principles, as in effect in the United States of America.

(xxi) “Governmental Entity” shall mean any federal, state, tribal, municipal, local or foreign government or any instrumentality, subdivision, court, arbitral body (public or private), administrative agency or commission or other authority thereof.

(xxii) “Hazardous Materials” shall mean any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar import pursuant to any Environmental Law, including Hydrocarbons and greenhouse gases or any hazardous substance as that term is defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended, and any similar term used in any similar state authority.

(xxiii) “Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

(xxiv) “Indebtedness” of any Person shall mean:

(1) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(2) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;

(3) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(4) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(5) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(6) obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;

(7) obligations of such Person under any Derivative Product; and

(8) indebtedness of others as described in the foregoing clauses (1) through (7) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

(xxv) “Intellectual Property” shall mean all intellectual property rights recognized throughout the world, including all U.S. and foreign (A) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (B) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (C) copyrights and copyrightable subject matter, (D) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (E) trade secrets and other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models and methodologies and (F) all applications and registrations for the foregoing.

(xxvi) “Knowledge” shall mean with respect to any party hereto shall mean the actual knowledge of such party’s executive officers.

(xxvii) “Lambda Credit Agreement” shall mean that certain Amended and Restated Credit Agreement, dated as of November 30, 2020, among Lambda, as parent, Lambda Resources America Inc., as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time.

(xxviii) “Lambda Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Lambda Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Lambda Board prior to obtaining the Lambda Stockholder Approval.

(xxix) “Lambda Material Adverse Effect” shall mean, when used with respect to Lambda and the Lambda Subsidiaries, (A) a material adverse effect on the ability of Lambda and the Lambda Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Lambda and the Lambda Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Lambda Material Adverse Effect has occurred:

(1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2) changes in general economic conditions in the:

(A) oil and gas exploration and production industry;

(B) the oil and gas gathering, compressing, treating, processing and transportation industry generally;

(C) the natural gas liquids fractionating and transportation industry generally;

(D) the crude oil and condensate logistics and marketing industry generally; and

(E) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(3) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4) any hurricane, tornado, flood, earthquake or other natural disaster;

(5) any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6) the identity of, or actions or omissions of, Pi, Merger Sub Inc., Merger Sub LLC or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Pi; provided that the exception in this clause (6) shall not apply to references to “Lambda Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(7) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Lambda Material Adverse Effect” in the representations and warranties set forth in Section 2.5(b) and, to the extent related thereto, the condition set forth in Section 6.2(b);

(8) any change in the market price or trading volume of the common stock of Lambda (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Lambda Material Adverse Effect);

(9) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Lambda Material Adverse Effect);

(10) any downgrade in rating of any Indebtedness or debt securities of Lambda or any of the Lambda Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Lambda Material Adverse Effect);

(11) changes in any Laws or regulations applicable to Lambda or any of Lambda’s Subsidiaries or their respective assets or operations;

(12) changes in applicable accounting regulations or the interpretations thereof; and

(13) any Legal Proceedings commenced by or involving any current or former director or stockholder of Lambda (on its own behalf or on behalf of Lambda) arising out of or related to this Agreement or the Integrated Mergers or other transactions contemplated hereby. provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5), (11) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Lambda Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Lambda and the Lambda Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Lambda and the Lambda Subsidiaries operate.

(xxx) “Lambda Warrant Agreements” means, together, the Tranche 1 Warrant Agreement and the Tranche 2 Warrant Agreement.

(xxxi) “Lambda Warrants” means, collectively, the Tranche 1 Warrants and the Tranche 2 Warrants.

(xxxii) “Law” shall mean any applicable federal, state, local, municipal, foreign or other law, act, Order, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(xxxiii) “Legal Proceeding” shall mean any action, claim, charge, complaint, suit, litigation, investigation, inquiry, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Person, any court or other Governmental Entity or any arbitrator or arbitration panel, or any union, employee representative body or other labor organization.

(xxxiv) “Mineral Interest” shall mean any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.

(xxxv) “Money-Laundering Laws” shall mean any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where Lambda or Pi, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.

(xxxvi) “Oil and Gas Leases” shall mean, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.

(xxxvii) “Oil and Gas Properties” shall mean (A) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (B) all Wells located on or producing from any of the Oil and Gas Leases, Units, or Mineral Interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof), (C) all surface interests, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (D) all interests in machinery, equipment (including Well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property used, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (E) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxxviii) “Order” shall mean any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.

(xxxix) “Permit” shall mean any franchise, grant, authorization, license, establishment registration, product listing, permit, easement, variance, exception, consent, certificate, clearance, approval or order of any Governmental Entity.

(xl) “Permitted Encumbrance” shall mean:

(1) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders’ agreements, organizational documents and other similar agreements and documents;

(2) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or that are being contested in good faith and in each case for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(3) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Lambda Reserve Report or the Pi Reserve Report, as applicable;

(4) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that in each case, such Encumbrance (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(5) Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(6) such title defects as (A) Pi (in the case of title defects with respect to properties or assets of Lambda or any of the Lambda Subsidiaries) may have expressly waived in writing or (B) Lambda (in the case of title defects with respect to properties or assets of Pi or any of the Pi Subsidiaries) may have expressly waived in writing;

(7) rights reserved to or vested in any Governmental Entity to control or regulate any of Lambda’s or Pi’s or their respective Subsidiaries’ properties or assets in any manner;

(8) all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Lambda Owned Real Property or Pi Owned Real Property or the properties of Lambda or Pi or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and (A) do not materially interfere with the operation, development, exploration or use of the property or asset affected or (B) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Lambda Reserve Report or the Pi Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(9) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness (including Indebtedness under the Lambda Credit Agreement) that will be paid off in connection with Closing); and

(10) with respect to the Lambda Real Property or the Pi Real Property (as applicable), but excluding any Oil and Gas Properties, all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any Lambda Real Property or Pi Real Property, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected.

(xli) “Person” shall mean any individual, Entity or Governmental Entity.

(xlii) “Pi Benefit Plan” shall mean each (i) employee pension benefit plan (as defined in Section 3(2) of ERISA), (ii) employee welfare benefit plan (as defined in Section 3(1) of ERISA), (iii) other pension, bonus, commission, stock option, stock purchase, incentive, deferred compensation, supplemental retirement or retiree plan, program or other retiree coverage or arrangement, fringe benefit and other benefit plan, program, Contracts, arrangement or policy and (iv) any employment, executive compensation, change in control or severance plan, program, Contract, arrangement or policy, in each case, that is sponsored or maintained by Pi or any of the Pi Subsidiaries or any other Entity (whether or not incorporated) which is treated as a single employer together with Pi or any of the Pi Subsidiaries within the meaning of Section 4001(b) of ERISA for the benefit of, or relating to, any former or current employee, officer or director of Pi or any of the Pi Subsidiaries.

(xliii) “Pi Intervening Event” shall mean a material event, fact, circumstance, development or occurrence not related to an Acquisition Proposal that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Pi Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to the Pi Board prior to obtaining the Pi Stockholder Approval.

(xliv) “Pi Material Adverse Effect” shall mean, when used with respect to Pi and the Pi Subsidiaries, (A) a material adverse effect on the ability of Pi and the Pi Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Pi and the Pi Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Pi Material Adverse Effect has occurred:

(1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(2) changes in general economic conditions in the:

(A) oil and gas exploration and production industry;

(B) the oil and gas gathering, compressing, treating, processing and transportation industry generally;

(C) the natural gas liquids fractionating and transportation industry generally;

(D) the crude oil and condensate logistics and marketing industry generally; and

(E) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(3) the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

(4) any hurricane, tornado, flood, earthquake or other natural disaster;

(5) any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;

(6) the identity of, or actions or omissions of, Lambda and its respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Lambda; provided that the exception in this clause (6) shall not apply to references to “Pi Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(7) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to references to “Pi Material Adverse Effect” in the representations and warranties set forth in Section 3.5(b) and, to the extent related thereto, the condition set forth in Section 6.3(b);

(8) any change in the market price or trading volume of the common stock of Pi (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Pi Material Adverse Effect);

(9) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Pi Material Adverse Effect);

(10) any downgrade in rating of any Indebtedness or debt securities of Pi or any of the Pi Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Pi Material Adverse Effect);

(11) changes in any Laws or regulations applicable to Pi or any of Pi’s Subsidiaries or their respective assets or operations;

(12) changes in applicable accounting regulations or the interpretations thereof; and

(13) any Legal Proceedings commenced by or involving any current or former director or stockholder of Pi (on its own behalf or on behalf of Pi) arising out of or related to this Agreement or the First Merger or other transactions contemplated hereby. provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), (5), (11) or (12) will, unless otherwise excluded, be taken into account for purposes of determining whether a Pi Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Pi and the Pi Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Pi and the Pi Subsidiaries operate.

(xlv) “Production Burdens” shall mean all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, any Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(xlvi) “Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

(xlvii) “Required Information” shall mean (A)(1) the financial statements referred to in Section 2.6(b), and (2) unaudited consolidated financial statements of Lambda and its consolidated Subsidiaries for each fiscal quarter (other than the fourth fiscal quarter period of any fiscal year) ended after March 31, 2021, in each case, prepared in accordance with GAAP, presenting fairly in all material respects the consolidated financial position of Lambda and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Lambda and its consolidated Subsidiaries for the periods covered thereby, and (B) all financial information reasonably necessary for Pi to prepare a pro forma unaudited combined balance sheet and related pro forma unaudited combined statement of operations of Pi and its Subsidiaries as required for the Joint Proxy Statement/Consent Solicitation, after giving effect to the transactions contemplated hereby as if the transactions contemplated hereby had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations).

(xlviii) “Sanctions Target” shall mean (A) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine, and North Korea; (B) a Person that is on the list of Specially Designated Nationals and Blocked Persons or any of the other sanctions Persons lists published by OFAC, or any equivalent list of sanctioned Persons issued by the U.S. Department of State; (C) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (D) an entity owned fifty percent (50%) or more or controlled by a country or territory identified in clause (A) or Person in clause (B) above.

(xlix) “Subsidiary” of any Person shall mean (A) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (B) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (C) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (D) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof. For the avoidance of doubt, Pi Holdings and each subsidiary of Pi Holdings shall be considered a Subsidiary of Pi.

(l) “Superior Proposal” shall mean, with respect to a party hereto, any bona fide written Acquisition Proposal with respect to such party made on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to such party and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 5.4, provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references of “50% or more.”

(li) “Support Agreement Deadline” shall mean 7:00 P.M., Central Time on July 11, 2021.

(lii) “Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws.

(liii) “Tax Return” shall mean any return, declaration, statement, report, information return, claim for refund or other similar document filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(liv) “Taxes” shall mean any and all taxes or other similar governmental assessments, duties, imposts, levies, escheatage, charges and fees in the nature of a tax, including income, estimated, gross receipts, withholding, transfer, stamp, registration, payroll, employment, unemployment, severance, capital, production, ad valorem, excise, windfall or other profits, property, sales, use, turnover, value added and franchise, imposed by any Taxing Authority, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

(lv) “Taxing Authority” shall mean the Internal Revenue Service and any other U.S. or non-U.S. Governmental Entity responsible for the imposition, administration or collection of Taxes or Tax Returns.

(lvi) “Tranche 1 Warrant Agreement” means the Tranche 1 Warrant Agreement, dated November 30, 2020, by and between Lambda, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent.

(lvii) “Tranche 1 Warrants” means the warrants to purchase shares of Lambda Common Stock issued pursuant to the Tranche 1 Warrant Agreement.

(lviii) “Tranche 2 Warrant Agreement” means the Tranche 1 Warrant Agreement, dated November 30, 2020, by and between Lambda, Computershare Inc. and Computershare Trust Company, N.A., as warrant agent.

(lix) “Tranche 2 Warrants” means the warrants to purchase shares of Lambda Common Stock issued pursuant to the Tranche 2 Warrant Agreement.

(lx) “Treasury Regulations” shall mean the regulations promulgated under the Code and successor regulations thereof.

(lxi) “Unit” shall mean each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil and Gas Leases or other Oil and Gas Properties.

(lxii) “VSCA” means the Virginia Stock Corporation Act.

(lxiii) “Wells” shall mean Hydrocarbon wells, CO2 wells, saltwater disposal wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of Lambda or Pi, as applicable, or any of their Subsidiaries.

(lxiv) “Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

PENN VIRGINIA CORPORATION

By:	/s/ Darrin J. Henke
Name: Darrin. J. Henke
Title: President and Chief Executive Officer

LONESTAR RESOURCES US INC.

By:	/s/ Frank D. Bracken III
Name: Frank D. Bracken III
Title: Chief Executive Officer

[Signature Page to Support Agreement]

EXHIBIT A

FORM OF LAMBDA SUPPORT AGREEMENT

[See attached.]

Exhibit A-1

Exhibit A

Final Form

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of July [•], 2021, by and among each stockholder of Lonestar Resources US Inc., a Delaware corporation (the “Company”), set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”), and Penn Virginia Corporation, a Virginia corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, prior to the execution and delivery of this Agreement, Parent, the Company, Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), and Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), entered into an Agreement and Plan of Merger, dated as of July [•], 2021 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub Inc. will merge with and into the Company, with the Company continuing as the surviving entity and then merging with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity and a wholly-owned Subsidiary of Parent (the “Integrated Mergers”), and (b) each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;

WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (with respect to each Stockholder, such shares of Company Common Stock are referred to herein as such Stockholder’s “Subject Shares”); and

WHEREAS, Parent has requested and expects that the Stockholders enter into this Agreement no later than the Support Agreement Deadline.

NOW, THEREFORE, in consideration of Parent entering into the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.    Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows to the extent applicable to such Stockholder:

(a)    Due Organization. If such Stockholder is an Entity (and not a natural person), such Stockholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Such Stockholder has full organizational power and authority, if such Stockholder is an Entity, or full capacity, if such Stockholder is a natural person, to execute and deliver this Agreement and to perform its obligations hereunder. If such Stockholder is an Entity, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Stockholder and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) if such Stockholder is an Entity, violate any provision of the governing documents of such Stockholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Stockholder to perform its obligations under this Agreement.

(c)    The Subject Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Stockholder, if any, set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Stockholder’s Subject Shares, free and clear of any Liens whatsoever, except for any Liens which arise hereunder and transfer restrictions of general applicability under the Securities Act or other applicable securities laws. None of such Stockholder’s Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, hedge (including any agreements or arrangements to enter into any contract, derivative or other agreement or arrangement or understanding), pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Shares or any interest therein, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For the avoidance of doubt, any agreement or arrangement that has the effect of shorting the Parent securities shall be deemed a Transfer hereunder. Other than the Subject Shares, such Stockholder does not own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.

(d)    Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, before any Governmental Entity that seeks to delay or prevent the performance by such Stockholder of its obligation under this Agreement.

(e)    No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement by such Stockholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.

(f)    Expectation of Parent. Such Stockholder understands and acknowledges that Parent entered into the Merger Agreement with the expectation that such Stockholder would execute and deliver this Agreement.

2.    Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date hereof as follows:

(a)    Due Organization. Parent is a corporation duly incorporated under the laws of the Commonwealth of Virginia and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Stockholders) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3.    Covenants of Each Stockholder. Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:

(a)    Lambda Stockholder Written Consent and Related Matters. As promptly as reasonably practicable (and in any event within three Business Days) following the receipt by such Stockholder of notice from Parent that the Registration Statement has been declared effective under the Securities Act, such Stockholder shall duly execute and deliver to the Company and Parent the Lambda Stockholder Written Consent, substantially in the form attached as Exhibit D to the Merger Agreement. Without limiting the first sentence of this Section 3(a), during the Applicable Period, at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, and in connection with any written consent of the stockholders of the Company (or any class or subdivision thereof) in connection with the Integrated Mergers, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, or deliver a written consent covering, all of its Subject Shares: (i) in favor of adoption of, or consent to, the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the

Integrated Mergers; (ii) against any merger agreement or merger (other than the Merger Agreement and the Integrated Mergers), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Parent) or any Acquisition Proposal with respect to the Company; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would reasonably be expected to materially delay, impede, frustrate, prevent or nullify the Integrated Mergers, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held for the purpose of acting on any matter specified in the immediately preceding sentence, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

Notwithstanding anything in this Agreement to the contrary and without limitation of Section 9, (i) the preceding paragraph of this Section 3(a) does not require any Stockholder to vote, or deliver a written consent in respect of, any of its Subject Shares in favor of any amendment, modification or waiver of any provision of the Merger Agreement that materially and adversely affects the interests of such Stockholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise), and (ii) no Stockholder is required to vote, or deliver any written consent in respect of, any of its Subject Shares, in any particular manner or at all, on any matter other than those expressly specified in the preceding paragraph of this Section 3(a), or to appear at, or cause any of its Subject Shares to be counted as present at, any meeting of the stockholders of the Company, or portion thereof, held for the purpose of acting on any such other matter.

(b)    Irrevocable Proxy. In order to secure the obligations set forth herein, each Stockholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Stockholder does not comply with its obligations in Section 3(a), to vote or execute written consents with respect to such Stockholder’s Subject Shares in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the stockholders of the Company at which any of the matters described in Section 3(a) are to be considered. Each Stockholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 5 (whether as to such Stockholder or all Stockholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Stockholder.

(c)    Transfer Restrictions. Except as provided in the last sentence of this Section 3(c), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Parent Common Stock in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(c), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Stockholder shall have the right to Transfer up to an aggregate of 20% of its Subject Shares if and only if the transferee shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Stockholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any of its Subject Shares other than the Subject Shares so Transferred.

(d)    Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares”, as used with respect to each Stockholder, shall be deemed to refer to and include such Stockholder’s Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Stockholder’s Subject Shares may be changed or exchanged or which are received in such transaction.

(e)    Non-Solicitation. Except to the extent that the Company or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or its Board of Directors under the Merger Agreement, such Stockholder agrees, solely in its capacity as a stockholder of the Company, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to the Company or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries, to any Person that has made an Acquisition Proposal with respect to the Company or to any Person in contemplation of making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (B) requiring, intending to cause, or which could reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement. Each Stockholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to the Company. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Stockholder who is a director or officer of the Company or designated by such Stockholder as a director of officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 5.4 of the Merger Agreement.

(f)    No Short Sales. Each Stockholder agrees that, during the Applicable Period, none of such Stockholder nor any person or entity acting on behalf of such Stockholder or pursuant to any understanding with such Stockholder will engage in any Short Sales with respect to securities of Parent. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

4.    Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

5.    Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Stockholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that materially adversely affects the interests of such Stockholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise); and (d) the mutual written consent of the parties hereto. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

6.    General Provisions.

(a)    Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail specified for such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

(i)    If to any Stockholder, to the address or electronic mail set forth for such Stockholder on Schedule A hereto.

(ii)    If to Parent, to:

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, TX 77084

Attention: Katherine Ryan

Email: katie.ryan@pennvirginia.com

With copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Sean T. Wheeler, P.C.; Debbie P. Yee, P.C.

Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com

(c)    Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July [•], 2021.

(d)    Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

(e)    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.

(f)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

(g)    Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (ii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

(h)    Waiver.

(i)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(ii)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(i)    Further Assurances. Each Stockholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j)    Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Stockholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

(k)    Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include [(i)] the Company and any of its Subsidiaries [or (ii) any portfolio company of [•] or its affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Stockholder or Controlling Entity].

7.    Stockholder Capacity. Each Stockholder signs solely in its capacity as the record or beneficial owner of its Subject Shares and nothing contained herein is intended to or shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder; all representations, warranties, covenants and agreements of each Stockholder set forth in this Agreement are made severally by such Stockholder and not jointly with any other Stockholder; and no Stockholder shall be responsible in any way for any other Stockholder’s breach of or failure to perform its obligations under this Agreement.

8.    Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Stockholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN

RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to each Stockholder’s Subject Shares shall remain vested in and belong to such Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct any Stockholder in the voting of any of its Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

Penn Virginia Corporation

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

STOCKHOLDERS:

[•]

By:
Name:
Title:

[Signature Page to Support Agreement]

Schedule A

Name and Address of Stockholder	No. of Shares of Company Common Stock

A-1

EXHIBIT B

FORM OF PI SUPPORT AGREEMENT

[See attached.]

Exhibit B-1

Exhibit B

Final Form

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of July [•], 2021, by and among each shareholder of Penn Virginia Corporation, a Virginia corporation (“Parent”), set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”), and Lonestar Resources US Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, prior to the execution and delivery of this Agreement, Parent and the Company entered into an Agreement and Plan of Merger, dated as of July [•], 2021 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”) will merge with and into the Company, with the Company continuing as the surviving entity and then merging with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), with Merger Sub LLC continuing as the surviving entity and a wholly-owned Subsidiary of Parent (the “Integrated Mergers”), and (b) each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;

WHEREAS, each Shareholder beneficially owns such number of shares of Pi Preferred Stock set forth opposite such Shareholder’s name on Schedule A hereto (with respect to each Shareholder, such shares of Pi Preferred Stock are referred to herein as the “Subject Shares”); and

WHEREAS, the Company has requested and expects that the Shareholders enter into this Agreement no later than the Support Agreement Deadline.

NOW, THEREFORE, in consideration of the Company entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.    Representations and Warranties of each Shareholder. Each Shareholder hereby represents and warrants to the Company, severally and not jointly, as of the date hereof as follows:

(a)    Due Organization. Such Shareholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Such Shareholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Shareholder and no other organizational proceedings on the part of such Shareholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Shareholder, nor the consummation by such Shareholder of the transactions contemplated hereby, nor compliance by such Shareholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Shareholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Shareholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Shareholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Shareholder to perform its obligations under this Agreement.

(c)    The Subject Shares. As of the date of this Agreement, such Shareholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Shareholder (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Shareholder’s Subject Shares, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, restrictions on certain non-transferrable Subject Shares held in indemnity escrow accounts pursuant to contracts in effect prior to the date of this Agreement, and transfer restrictions contained in the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings, L.P. None of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Shareholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Shareholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below), and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Shareholder, threatened against such Shareholder, or any property or asset of such Shareholder, before any Governmental Entity that seeks to delay or prevent the performance by such Stockholder of its obligation under this Agreement.

(e) No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Agreement by such Shareholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of such Shareholder’s obligations under this Agreement in any material respect.

(f) Expectation of the Company. Such Shareholder understands and acknowledges that the Company has entered into the Merger Agreement with the expectation that such Shareholder would execute and deliver this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Shareholder as of the date hereof as follows:

(a) Due Organization. The Company is a corporation duly incorporated under the laws of Delaware and is validly existing and in good standing under the laws thereof.

(b) Authority; No Violation. The Company has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Shareholders) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of the Company or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of the Company’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3. Covenants of Each Shareholder. Each Shareholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Shareholder in its capacity as a shareholder of Parent:

(a) Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the shareholders of Parent, however called, or at any postponement or adjournment thereof, such Shareholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, all of the Subject Shares beneficially owned by such Shareholder on such date, which shall, when combined with any other shares of Pi Preferred Stock with respect to which Juniper Capital Advisors, L.P. has sole or shared voting power (“Juniper Stock”), be no fewer than the number of Subject Shares sufficient to approve the issuance of Parent Common Stock pursuant to the Merger Agreement (such issuance of Parent Common Stock, the “Share Issuance,” and such minimum number of Subject Shares, the “Subject Shares Minimum”): (i) in favor of the Share Issuance and approval of any other matter that is required to be approved by the shareholders of Parent in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance or (B) in support of an Acquisition Proposal with respect to Parent. During the Applicable Period, such Shareholder (and/or its Controlling Entities) shall retain at all times the right to vote the Subject Shares Minimum (when combined with any other Juniper Stock) in such Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to Parent’s shareholders generally. During the Applicable Period, in the event that any meeting of the shareholders of Parent is held with respect to the Integrated Mergers or Merger Agreement or any transactions contemplated thereby, such Shareholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of the Subject Shares beneficially owned by such Shareholder on such date (which shall be no fewer than the Subject Shares

Minimum when combined with any other Juniper Stock) to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Shareholder further agrees not to commit or agree, and to cause any record holder of Subject Shares it continues to beneficially own not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement. For the avoidance of doubt, as used in this Section 3(a) and this Agreement generally, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement and is modified by the language provided in Sections 4.2 and 5.4(d) of the Pi Disclosure Letter.

(b) Irrevocable Proxy. In order to secure the obligations set forth herein, each Shareholder hereby irrevocably appoints the Company, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Shareholder does not comply with its obligations in Section 3(a), to vote with respect to such Shareholder’s Subject Shares beneficially owned at such time (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the shareholders of Parent at which any of the matters described in Section 3(a) are to be considered. Each Shareholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 5 (whether as to such Shareholder or all Shareholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Shareholder. The Company may terminate this proxy at any time at its sole election by written notice provided to each Shareholder.

(c) Transfer Restrictions. Except as provided in the last sentence of this Section 3(c), such Shareholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person to the extent such Transfer would reduce such Shareholder’s Subject Shares (when combined with any other Juniper Stock) below the Subject Shares Minimum or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares to the extent such proxies/deposits would violate Section 3(a) hereof, other than pursuant to this Agreement. Subject to the last sentence of this Section

3(c), such Shareholder further agrees not to commit or agree to take, and to cause any record holder of any Subject Shares it continues to beneficially own not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Shareholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if such Affiliate shall have agreed in writing, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Shareholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Shareholder from its obligations under this Agreement with respect to any Subject Shares it continues to beneficially own, and (b) Transfer any number of Subject Shares that would not result in such Shareholder’s ownership (when combined with any other Juniper Stock) falling below the Subject Shares Minimum.

(d) Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Pi Preferred Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares,” as used with respect to such Shareholder, shall be deemed to refer to and include such Shareholder’s Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shareholder’s Subject Shares may be changed or exchanged or which are received in such transaction.

(e) Non-Solicitation. Except to the extent that Parent or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on Parent or its Board of Directors under the Merger Agreement, such Shareholder agrees, solely in its capacity as a shareholder of Parent, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person in contemplation of making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to Parent or (B) requiring, intending to cause, or which could reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement. Each

Shareholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to Parent. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Shareholder who is a director or officer of Parent from taking actions in his capacity as a director or officer of Parent, including taking any actions permitted under Section 5.4 of the Merger Agreement. For the avoidance of doubt, as used in this Section 3(e) and this Agreement generally, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement and is modified by the language provided in Sections 4.2 and 5.4(d) of the Pi Disclosure Letter.

4. Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that the Company may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

5. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Shareholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Shareholder’s consent that materially adversely affects the interests of such Shareholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise); and (d) the mutual written consent of the parties hereto. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

6. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

(i) If to the Shareholders, to:

C/o Juniper Capital

2727 Allen Parkway, #1850

Houston, TX 77019

Attention: Edward Geiser / Tim Gray

Email: legalnotices@juncap.com

(ii) If to Company, to:

Lambda US US Resources Inc.

[•]Attention: [•]

Email: [•]

With copies (which shall not constitute notice) to:

Vinson & Elkins LLP

[•]

Attention: [•]

Email: [•]

(c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July [•], 2021.

(d) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

(e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

(g) Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (ii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

(h) Waiver.

(i) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(ii) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(i) Further Assurances. Each Shareholder will, from time to time, (i) at the reasonable request of the Company take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j) Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Shareholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of the Company, which consent shall not be unreasonably withheld.

(k) Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include (i) Parent and any of its Subsidiaries or (ii) any portfolio company of Juniper Capital Advisors, L.P. or Juniper Capital Investment Management, L.P. or of their respective affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Shareholder or Controlling Entity.

7. Shareholder Capacity. Each Shareholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Shareholder who is or becomes an officer or a director of Parent in his or her capacity as an officer or director of Parent, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Shareholder signs individually solely on behalf of itself and not on behalf of any other Shareholder; all representations, warranties, covenants and agreements of each Shareholder set forth in this Agreement are made severally by such Shareholder and not jointly with any other Shareholder; and no Shareholder shall be responsible in any way for any other Shareholder’s breach of or failure to perform its obligations under this Agreement.

8. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, the Company agrees that with respect to any damage claim that might be brought against any Shareholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby and (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Shareholder, and this Agreement shall not confer any right, power or authority upon the Company or any other Person to direct the Shareholders in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

Lambda Resources US Inc.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

SHAREHOLDERS:

[•]

By:
Name:
Title:

[Signature Page to Support Agreement]

Schedule A

Name of Shareholder	No. of Shares of Pi Preferred Stock

B-1

EXHIBIT C

FORM OF A&R LIMITED LIABILITY COMPANY AGREEMENT OF SURVIVING COMPANY

[See attached.]

Exhibit C-1

Exhibit C

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

[•]

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of [•], a Delaware limited liability company (the “Company”) (as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, this “Agreement”), is adopted by its sole member Penn Virginia Corporation, a Virginia Corporation (the “Member”), and is effective as of [•], 2021.

WHEREAS, Pi Merger Sub LLC (“Merger Sub LLC”) was formed as a limited liability company in accordance with the Delaware Act on June 30, 2021;

WHEREAS, Merger Sub LLC is party to that certain Limited Liability Agreement of the Company, dated as of [•], 2021 (the “Original LLC Agreement”);

WHEREAS, the Member, among others, previously entered into that certain Agreement and Plan of Merger, dated as of July [10], 2021 (the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, and as more fully described therein, at the Second Merger Effective Time (as defined in the Merger Agreement), (a) the certificate of formation of Merger Sub LLC then in effect as of immediately prior to the Second Merger Effective Time shall be the certificate of formation of the Company, until thereafter changed or amended as provided therein, (b) at the Second Merger Effective Time, the limited liability company agreement of the Company shall be amended and restated pursuant to the Second Merger (as defined therein) in its entirety as set forth herein, and (c) the name of Merger Sub LLC immediately after the Second Merger Effective Time shall be changed to [•], in each case in accordance with the terms of the Merger Agreement and this Agreement;

WHEREAS, the organizational documents of the Company, as laid out in Section 1.4 of the Merger Agreement, including this Agreement, and the other agreements and documents expressly referred to herein or therein shall constitute an unseverable and single agreement of the parties with respect to the transactions contemplated hereby and thereby; and

WHEREAS, as a condition to, and in connection with the Integrate Mergers (as defined in the Merger Agreement) , the Company and the Parties desire to amend and restate the Original LLC Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants contained in the Merger Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Member, intending to be legally bound, hereby agree as follows:

1. Name; Formation; Term. The name of the Company is Pi Merger Sub LLC. Pursuant to the filing of the certificate of formation with the office of the Delaware Secretary of State, the Company was formed on June 30, 2021 as a limited liability company in accordance with the Delaware Limited Liability Company Act (“Act”). The existence of the Company commenced on the date the certificate of formation was filed with the office of the Secretary of the State of Delaware and shall continue until the Company is dissolved pursuant to Section 10 of this Agreement.

2. Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware is the registered office set forth in the certificate of formation; provided that the Member may designate another office (which need not be a place of business of the Company) in the manner provided by law. The registered agent of the Company in the State of Delaware is the initial registered agent named in the certificate of formation; provided that the Member may designate another Person as the registered agent from time to time in the manner provided by law. The principal office of the Company shall be at such place as the Member may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records there.

3. Purposes. The purpose of the Company is to engage in any business or activity that is not prohibited by the Act.

4. Member. The sole member of the Company is Penn Virginia Corporation (the “Member”). The Company may, with the prior written consent of the Member, admit additional Persons as members.

5. Limited Liability. The Member shall not have any personal liability whatsoever in such Member’s capacity as a member, whether to the Company, to the creditors of the Company or to any other Person for the debts, liabilities, commitments or any other obligations of the Company or for any losses of the Company.

6. Management.

(a) The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, under the Act. The Member is authorized to bind the Company and to execute and deliver any instrument or document on behalf of the Company without any vote or consent of any other Person.

(b) The Member may, from time to time, designate one or more persons to be authorized signatories of the Company. Authorized persons do not need to be a resident of the State of Delaware. Any authorized person so designated shall have such authority and perform such duties as the Member may, from time to time, delegate to them.

(c) The Member may, from time to time, designate one or more persons to serve as officers of the Company. Officers do not need to be residents of the State of Delaware. An officer shall have only such title, authority and duties that the Member may provide from time to time. Each officer shall hold office until such officer’s successor is appointed or until such officer dies, resigns or is removed. An officer may resign at any time by delivering written notice to the Member and such resignation shall be effective upon receipt by the Member unless it is specified to be effective at some other time or upon the happening of some other event. An officer may be removed as an officer for any reason by the Member at any time. Appointment of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company shall remain vacant until filled by the Member. Unless otherwise determined by the Member in writing, each officer shall, in the performance of such officer’s duties, owe to the Company and the Members duties of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

7. Indemnification; Exculpation.

(a) The Company hereby agrees to indemnify, reimburse and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person by reason of the fact that such Person is or was a member of the Company, is or was serving as an officer or authorized person of the Company or is or was serving at the request of the Company as an officer, manager, director, principal, member, partner, employee or agent of another legal entity, joint venture or other enterprise. Expenses, including attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. The Company may, by action of the Member, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of members, officers and authorized persons.

(b) Notwithstanding anything contained herein to the contrary, any indemnity by the Company shall be provided out of and to the extent of Company assets only, and the Member shall have no personal liability on account thereof or shall not be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

(c) The Company hereby acknowledges that certain persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such person serves as a manager, member, officer, employee or agent. The Company hereby agrees and acknowledges that notwithstanding any such rights that a person may have with respect to any Other Indemnitor(s), (i) the Company is the indemnitor of first resort with respect to all persons and all obligations to indemnify and provide advancement of expenses to persons, (ii) the Company shall be required to indemnify and advance the full amount of expenses incurred by such persons, to the fullest extent required by law.

(d) If a claim for indemnification or payment of expenses under this Section 7 is not paid in full within thirty (30) days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, to the extent permitted by law, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

(e) None of the Indemnified Persons shall be liable to the Member or the Company for mistakes of judgment, or for action or inaction, taken in good faith, or for losses due to such mistakes, action or inaction, or to the negligence, dishonesty, or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged, or retained with reasonable care. Any party entitled to relief hereunder may consult with legal counsel and accountants in respect of affairs of the Company and be fully protected and justified in any reasonable action or inaction that is taken in good faith in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected with reasonable care.

(f) The right to indemnification and the advancement and payment of expenses conferred in this Section 7 shall not be exclusive of any other right which an Indemnified Person may have or hereafter acquire under any law (common or statutory), agreement, vote of the Member or otherwise.

8. LLC Interests; Capital Contributions; Loans. The limited liability company interest in the Company, including the right to a distributive share of profits, losses and other items on income, gain, loss, deduction and credits of the Company, to distributions pursuant to Section 9 and to a distributive share of the assets of the Company in a liquidation and winding up, shall be represented by “Units,” which shall include any series of Units created and authorized by the Member after the date hereof; provided that any such series of Units shall the relative rights, powers and duties set forth in this Agreement. The Unit Ownership Ledger attached hereto the number of Units held by the Member and the Capital Contributions made (or deemed to be made) by the Member. The Member is not required to make any Capital Contributions to the Company. The Unit Ownership Ledger will be updated from time to reflect issuances, transfers and repurchases of Units and any additional Capital Contributions. Loans by the Member to the Company shall not be considered Capital Contributions but shall be a liability of the Company, payable or collectible in accordance with the terms upon which such loan is made.

9. Distributions. The Member may, but is not obligated to, cause the Company to make distributions at such time, in such amounts and in such form as determined by the Member.

10. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the written consent of the Member; or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

11. Transfers and Assignments. The Member may transfer Units and assign its Membership Interest.

12. Pledge of Units or Membership Interest. The Member may pledge or hypothecate any or all of its Units or Membership Interest to any lender to the Company or any affiliate thereof or to an agent acting on such lender’s behalf. Upon a transfer of any Units or the Member’s Membership Interest pursuant to the exercise of remedies in connection with a pledge or hypothecation: (a) the lender, agent or transferee of such lender or agent, as the case may be, shall become the Member and shall succeed to all of the rights, duties and powers, and shall be bound by all of the obligations, of the Member and (b) following such transfer, the pledging Member shall cease to be a member and shall have no further rights, duties, powers, obligations or liabilities as a member of the Company or otherwise under this Agreement. The execution and delivery of this Agreement by the Member shall constitute any necessary approval of such Member under the Act to the foregoing provisions of this Section 12.

13. Amendments. The Member may amend this Agreement at any time; provided that Section 12 may not be amended so long as any Units or the Membership Interest of the Member remain subject to a pledge or hypothecation in favor of any lender to the Company or any affiliate thereof without the pledgee’s (or the transferee of such pledgee’s) prior written consent. Each recipient of a pledge or hypothecation of Units or the Membership Interest (and the transferee of such pledgee) shall be a third party beneficiary of the provisions of Section 12.

14. Tax Matters. The Company will be treated as a disregarded entity for federal income tax purposes and for purposes of corresponding provisions of state and local law, provided that if two or more Persons are members of the Company, the Company will be treated as a partnership for federal income tax purposes and for purposes of corresponding provisions of state and local law.

15. Observance of Formalities. Notwithstanding anything herein or in the Act to the contrary, the failure of the Company, the Member or any officer or authorized person to observe any formalities or procedural or other requirements relating to the exercise of its rights, duties, powers or management of the Company’s business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Member.

16. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.

17. Descriptive Headings; Interpretation; Definitions. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. The phrase “at any time” shall be deemed to be followed by the words “and on one or more occasions” and the phrase “from time to time” shall be interpreted to mean “at any time and on one or more occasions.” Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “or,” “either” and “any” shall not be exclusive. Whenever in this Agreement the Member is required or permitted to take any action or to make a decision or determination, the Member shall take such action or make such decision or determination in its sole and absolute discretion and shall not be subject to any other or different standard. “Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company or other legal entity or governmental entity. “Capital Contributions” means the cash, property, services rendered, or a promissory note or other obligation to contribute cash or property or to perform services, which a member contributes or is deemed to contribute to the Company in its capacity as a member. “Membership Interest” means, in respect of a member, the rights, powers and duties of such Member set forth in this Agreement and the Act.

The undersigned has executed this limited liability company agreement as of the date first above written.

MEMBER:

PENN VIRGINIA CORPORATION

By:
Name:	[•]
Its:	[•]

Signature Page to LLC Agreement

Pi Merger Sub LLC

Unit Ownership Ledger

Member	Units
Penn Virginia Corporation 16285 Park Ten Place, Suite 500 Houston, TX 77084	100%

EXHIBIT D

FORM OF LAMBDA STOCKHOLDER WRITTEN CONSENT

[See attached.]

Exhibit D-1

Exhibit D

WRITTEN CONSENT OF THE STOCKHOLDERS OF

LONESTAR RESOURCES US INC.

This written consent is solicited by

the board of directors of Lonestar Resources US Inc.

Please return this consent no later than 5:00 p.m., Central Time, on [_____], 2021, which is the final date that the board of directors of Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), has set for receipt of written consents. Any written consent not returned will have the same effect as a consent returned that elects to “WITHHOLD CONSENT” on the proposals. Any stockholder that signs, dates and returns this consent but does not indicate whether such stockholder consents, withholds consent or abstains from any particular proposal will be deemed to have elected to “CONSENT” to such proposal in accordance with the recommendation of the board of directors of Lonestar.

The undersigned, being a holder of record as of the close of business on [______], 2021 of common stock of Lonestar, par value $0.001 per share (“Lonestar Common Stock”), hereby consents, withholds consent or abstains as indicated below, by written consent without a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware, to the proposals as set forth below with respect to all of the shares of Lonestar Common Stock that the undersigned holds of record as of the close of business on [______], 2021.

By its signature below, the undersigned acknowledges receipt of the Joint Proxy and Consent Solicitation Statement/Prospectus, dated [_____], 2021, which is part of the Registration Statement on Form S-4 [(No. 333-______)] of Penn Virginia Corporation, a Virginia corporation (“PVAC”), and which more fully describes the proposal[s] below.

Proposal 1.[1]	The adoption and approval of the Agreement and Plan of Merger, dated as of July 10, 2021, by and between PVAC and Lonestar, pursuant to which Upsilon Merger Sub Inc., a Delaware corporation (“Merger Sub Inc.”), will merge with and into Lonestar (the “First Merger”), with Lonestar surviving the First Merger as a wholly owned subsidiary of PVAC, and immediately following the First Merger, Lonestar will merge with and into Pi Merger Sub LLC, a Delaware limited liability company (“Merger Sub LLC”) (the “Second Merger” and together with the First Merger, the “Integrated Mergers”), with Merger Sub LLC surviving the Second Merger as a wholly owned subsidiary of PVAC.

CONSENT ☐	WITHHOLD CONSENT ☐	ABSTAIN ☐

IMPORTANT: PLEASE SIGN AND DATE THE CONSENT BELOW.

If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If Lonestar Common Stock is held by a corporation, please sign the full corporate name by president or other authorized officer. If Lonestar Common Stock is held by a partnership or other entity, please sign the full partnership or other entity name by authorized person.

Please sign, date and return this written consent promptly to Lonestar by mailing it to Lonestar Resources US Inc., 111 Boland Street, Suite 301, Fort Worth, TX, Attention: Investor Relations, or by emailing a .pdf copy of your written consent to [_______].

Your written consent may be changed or revoked any time before the earlier to occur of (i) [______], 2021 or (ii) the receipt by Lonestar of written consents representing a majority of the total voting power of the Lonestar stockholders by sending a new written consent with a later date or by delivering a notice of revocation to Lonestar to the mailing address or email address above.

[1]	Written consent to also include a golden parachute vote if needed.

D-1

IF AN INDIVIDUAL:		IF JOINT HOLDER:

By:		By:
	(duly authorized signature)		(duly authorized signature)

Name:		Name:
	(please print or type full name)		(please print or type full name)

Title:		Title:
	(please print or type full name)		(please print or type full name)

Date:	_______________, 2021	Date:	_______________, 2021

IF AN ENTITY:

(please print or type complete name of entity)

By:
(duly authorized signature)

Name:
(please print or type full name)

Title:
(please print or type full title)

Date:	_______________, 2021

D-2

ANNEX I

INDEX OF DEFINED TERMS

Page No.
Acceptable Confidentiality Agreement	97
Acquisition Proposal	97
Activities	62
Affiliate	97
Agreement	1
Anti-Corruption Laws	97
Book-Entry Common Share	97
Business Day	98
CARES Act	26
Cleanup	98
Closing	3
Closing Date	3
Code	2
Confidentiality Agreement	63
Contract	98
COVID-19	98
D&O Insurance	76
Debt Commitment Letter	94
Derivative Product	98
DGCL	1
DLLCA	1
DOJ	71
DTC	98
Economic Sanctions/Trade Laws	98
EDGAR	99
Effective Time	3
Encumbrance	99
Enforceability Exceptions	12
Entity	99
Environmental Claim	99
Environmental Law	99
ERISA	23
Exchange Act	14
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	5
Excluded Shares	5
executive officers	99
FFCRA	26

Annex I-1

Financing	81
Financing Sources	81
Financing Sources and Related Parties	94
First Certificate of Merger	3
First Merger	1
Fraud	99
FTC	71
GAAP	100
Government Official	34
Governmental Entity	100
Hazardous Materials	100
HSR Act	14
Hydrocarbons	100
Indebtedness	100
Indemnified Parties	76
Integrated Mergers	1
Intellectual Property	101
IT	31
Joint Proxy Statement/Consent Solicitation Statement	63
Juniper	2
Knowledge	101
Labor Agreements	25
Lambda	1
Lambda 401(k) Plan	75
Lambda Acquisition Agreement	66
Lambda Adverse Recommendation Change	67
Lambda Affiliate Transaction	32
Lambda Balance Sheet	15
Lambda Balance Sheet Date	15
Lambda Benefit Plan	23
Lambda Board	1
Lambda Budget	31
Lambda Common Stock	5
Lambda Common Stock Trust	8
Lambda Credit Agreement	101
Lambda Disclosure Letter	11
Lambda Employees	74
Lambda ERISA Affiliate	23
Lambda Intervening Event	101
Lambda Leased Real Property	29
Lambda Material Adverse Effect	102
Lambda Material Contracts	21
Lambda Notice	67
Lambda Notice of Change	68
Lambda Organizational Documents	11
Lambda Owned Real Property	29

Annex I-2

Lambda Permits	18
Lambda Preferred Stock	12
Lambda Proposal	12
Lambda Real Property	29
Lambda Real Property Lease	29
Lambda Recommendation	1
Lambda Reserve Report	27
Lambda Risk Policies	16
Lambda RSU	73
Lambda SEC Documents	15
Lambda Stock Certificate	6
Lambda Stock Plans	12
Lambda Stockholder Approval	12
Lambda Stockholder Meeting Election	64
Lambda Stockholder Written Consent	64
Lambda Stockholders	1
Lambda Stockholders’ Meeting	65
Lambda Subsidiaries	11
Lambda Support Agreement Failure	63
Lambda Support Agreements	2
Lambda Supporting Stockholders	2
Lambda Termination Fee	89
Lambda Von Gonten Audit Report	27
Lambda Warrant Agreements	104
Lambda Warrants	104
Lambda Written Consent Deadline	64
Law	104
Legal Proceeding	104
Measurement Date	12
Merger Consideration	5
Merger Sub Inc.	1
Merger Sub LLC	1
Mineral Interest	104
Money-Laundering Laws	104
Nasdaq	8
New Plans	74
OFAC	98
Oil and Gas Leases	105
Oil and Gas Properties	105
Order	105
Payoff Letter	80
Permit	105
Permitted Encumbrance	105
Person	107
Pi	1
Pi Acquisition Agreement	69

Annex I-3

Pi Adverse Recommendation Change	69
Pi Balance Sheet	40
Pi Balance Sheet Date	40
Pi Benefit Plan	107
Pi Board	1
Pi Budget	60
Pi Common Stock	5
Pi Disclosure Letter	35
Pi DM Report	48
Pi Excess Shares	8
Pi Holdings	10
Pi Holdings LPA	10
Pi Holdings Units	10
Pi Intervening Event	108
Pi Leased Real Property	50
Pi Material Adverse Effect	108
Pi Material Contracts	45
Pi Notice	69
Pi Notice of Change	70
Pi Organizational Documents	36
Pi Owned Real Property	50
Pi Permits	42
Pi Preferred Stock	37
Pi Proposal	37
Pi PSUs	37
Pi Real Property	50
Pi Real Property Lease	50
Pi Recommendation	1
Pi Reserve Report	48
Pi Risk Policies	41
Pi RSUs	37
Pi SEC Documents	40
Pi Series A Preferred Stock	37
Pi Stock Plans	37
Pi Stockholder Approval	37
Pi Stockholders	1
Pi Stockholders’ Meeting	65
Pi Subsidiaries	15
Pi Support Agreement	2
Pi Termination Fee	89
PPP Loan	26
Pre-Closing Period	55
Proceeding	91
Production Burdens	110
Registration Statement	39
Release	110

Annex I-4

Reorganization Treatment	79
Representatives	62
Required Information	110
Requisite Lambda Stockholder Written Consents	64
Requisite Lambda Support Agreements	63
Sanctions Target	110
SEC	15
Second Certificate of Merger	3
Second Merger	1
Second Merger Effective Time	3
Securities Act	15
Software	101
SOX	15
Stock Issuance	1
Subject Courts	94
Subsequent Listing Application	78
Subsidiary	111
Superior Proposal	111
Support Agreement Deadline	111
Surviving Company	1
Surviving Corporation	1, 2
Takeover Laws	111
Tax Return	112
Taxes	112
Taxing Authority	112
Termination Date	86
Termination Fee	89
Tranche 1 Warrant Agreement	112
Tranche 1 Warrants	112
Tranche 2 Warrant Agreement	112
Tranche 2 Warrants	112
Treasury Regulations	112
Unit	112
Von Gonten	27
VSCA	112
WARN Act	26
Wells	112
Willful and Material Breach	112
Willfully and Materially Breach	112

Annex I-5

Exhibit 10.2

Execution Version

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of July 10, 2021, by and among each shareholder of Penn Virginia Corporation, a Virginia corporation (“Parent”), set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”), and Lonestar Resources US Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, prior to the execution and delivery of this Agreement, Parent and the Company entered into an Agreement and Plan of Merger, dated as of July 10, 2021 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”) will merge with and into the Company, with the Company continuing as the surviving entity and then merging with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), with Merger Sub LLC continuing as the surviving entity and a wholly-owned Subsidiary of Parent (the “Integrated Mergers”), and (b) each outstanding share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) will be converted into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) as provided in the Merger Agreement;

WHEREAS, each Shareholder beneficially owns such number of shares of Pi Preferred Stock set forth opposite such Shareholder’s name on Schedule A hereto (with respect to each Shareholder, such shares of Pi Preferred Stock are referred to herein as the “Subject Shares”); and

WHEREAS, the Company has requested and expects that the Shareholders enter into this Agreement no later than the Support Agreement Deadline.

NOW, THEREFORE, in consideration of the Company entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1. Representations and Warranties of each Shareholder. Each Shareholder hereby represents and warrants to the Company, severally and not jointly, as of the date hereof as follows:

(a) Due Organization. Such Shareholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b) Authority; No Violation. Such Shareholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Shareholder and no other organizational proceedings on the part of such Shareholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by such Shareholder, nor the consummation by such Shareholder of the transactions contemplated hereby, nor compliance by such Shareholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Shareholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Shareholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Shareholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Shareholder to perform its obligations under this Agreement.

(c) The Subject Shares. As of the date of this Agreement, such Shareholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Shareholder (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Shareholder’s Subject Shares, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, restrictions on certain non-transferrable Subject Shares held in indemnity escrow accounts pursuant to contracts in effect prior to the date of this Agreement, and transfer restrictions contained in the Amended and Restated Agreement of Limited Partnership of PV Energy Holdings, L.P. None of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Shareholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Shares, other than a Transfer, such as a hedging or

2

derivative transaction, with respect to which such Shareholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below), and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

(d) Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Shareholder, threatened against such Shareholder, or any property or asset of such Shareholder, before any Governmental Entity that seeks to delay or prevent the performance by such Stockholder of its obligation under this Agreement.

(e) No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Agreement by such Shareholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of such Shareholder’s obligations under this Agreement in any material respect.

(f) Expectation of the Company. Such Shareholder understands and acknowledges that the Company has entered into the Merger Agreement with the expectation that such Shareholder would execute and deliver this Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Shareholder as of the date hereof as follows:

(a) Due Organization. The Company is a corporation duly incorporated under the laws of Delaware and is validly existing and in good standing under the laws thereof.

(b) Authority; No Violation. The Company has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Shareholders) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (x) violate any provision

3

of the governing documents of the Company or the certificate of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of the Company’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3. Covenants of Each Shareholder. Each Shareholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Shareholder in its capacity as a shareholder of Parent:

(a) Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the shareholders of Parent, however called, or at any postponement or adjournment thereof, such Shareholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, all of the Subject Shares beneficially owned by such Shareholder on such date, which shall, when combined with any other shares of Pi Preferred Stock with respect to which Juniper Capital Advisors, L.P. has sole or shared voting power (“Juniper Stock”), be no fewer than the number of Subject Shares sufficient to approve the issuance of Parent Common Stock pursuant to the Merger Agreement (such issuance of Parent Common Stock, the “Share Issuance,” and such minimum number of Subject Shares, the “Subject Shares Minimum”): (i) in favor of the Share Issuance and approval of any other matter that is required to be approved by the shareholders of Parent in order to effect the Integrated Mergers and (ii) against any proposal made (A) in opposition to the Share Issuance or (B) in support of an Acquisition Proposal with respect to Parent. During the Applicable Period, such Shareholder (and/or its Controlling Entities) shall retain at all times the right to vote the Subject Shares Minimum (when combined with any other Juniper Stock) in such Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to Parent’s shareholders generally. During the Applicable Period, in the event that any meeting of the shareholders of Parent is held with respect to the Integrated Mergers or Merger Agreement or any transactions contemplated thereby, such Shareholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of the Subject Shares beneficially owned by such Shareholder on such date (which shall be no fewer than the Subject Shares

4

Minimum when combined with any other Juniper Stock) to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Shareholder further agrees not to commit or agree, and to cause any record holder of Subject Shares it continues to beneficially own not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement. For the avoidance of doubt, as used in this Section 3(a) and this Agreement generally, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement and is modified by the language provided in Sections 4.2 and 5.4(d) of the Pi Disclosure Letter.

(b) Irrevocable Proxy. In order to secure the obligations set forth herein, each Shareholder hereby irrevocably appoints the Company, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Shareholder does not comply with its obligations in Section 3(a), to vote with respect to such Shareholder’s Subject Shares beneficially owned at such time (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the shareholders of Parent at which any of the matters described in Section 3(a) are to be considered. Each Shareholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 5 (whether as to such Shareholder or all Shareholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Shareholder. The Company may terminate this proxy at any time at its sole election by written notice provided to each Shareholder.

(c) Transfer Restrictions. Except as provided in the last sentence of this Section 3(c), such Shareholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person to the extent such Transfer would reduce such Shareholder’s Subject Shares (when combined with any other Juniper Stock) below the Subject Shares Minimum or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares to the extent such proxies/deposits would violate Section 3(a) hereof, other than pursuant to this Agreement. Subject to the last sentence of this Section

5

3(c), such Shareholder further agrees not to commit or agree to take, and to cause any record holder of any Subject Shares it continues to beneficially own not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Shareholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if such Affiliate shall have agreed in writing, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Shareholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Shareholder from its obligations under this Agreement with respect to any Subject Shares it continues to beneficially own, and (b) Transfer any number of Subject Shares that would not result in such Shareholder’s ownership (when combined with any other Juniper Stock) falling below the Subject Shares Minimum.

(d) Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Pi Preferred Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares,” as used with respect to such Shareholder, shall be deemed to refer to and include such Shareholder’s Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shareholder’s Subject Shares may be changed or exchanged or which are received in such transaction.

(e) Non-Solicitation. Except to the extent that Parent or its Board of Directors is permitted to do so under the Merger Agreement, but subject to any limitations imposed on Parent or its Board of Directors under the Merger Agreement, such Shareholder agrees, solely in its capacity as a shareholder of Parent, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any of its Subsidiaries) any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person in contemplation of making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal with respect to Parent or (B) requiring, intending to cause, or which could reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Integrated Mergers or any other transaction contemplated by the Merger Agreement. Each

6

Shareholder will, and will cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal with respect to Parent. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Shareholder who is a director or officer of Parent from taking actions in his capacity as a director or officer of Parent, including taking any actions permitted under Section 5.4 of the Merger Agreement. For the avoidance of doubt, as used in this Section 3(e) and this Agreement generally, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Merger Agreement and is modified by the language provided in Sections 4.2 and 5.4(d) of the Pi Disclosure Letter.

4. Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that the Company may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly-owned Subsidiary of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

5. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Shareholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Shareholder’s consent that materially adversely affects the interests of such Shareholder (whether in manner that is applicable to holders of Company Common Stock generally or otherwise); and (d) the mutual written consent of the parties hereto. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

6. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt

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if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

(i) If to the Shareholders, to:

C/o Juniper Capital

2727 Allen Parkway, #1850

Houston, TX 77019

Attention: Edward Geiser / Tim Gray

Email: legalnotices@juncap.com

(ii) If to Company, to:

Lonestar US Resources Inc.

111 Boland Street, Suite 300

Fort Worth, TX 76107

Attention: Frank Bracken

Email: fbracken@lonestarresources.com

With copies (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: T. Mark Kelly; Lande A. Spottswood

Email: mkelly@velaw.com; lspottswood@velaw.com

(c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 10, 2021.

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(d) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

(e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required.

(g) Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (ii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith in general fashion to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

(h) Waiver.

(i) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

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(ii) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(i) Further Assurances. Each Shareholder will, from time to time, (i) at the reasonable request of the Company take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j) Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Shareholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of the Company, which consent shall not be unreasonably withheld.

(k) Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include (i) Parent and any of its Subsidiaries or (ii) any portfolio company of Juniper Capital Advisors, L.P. or Juniper Capital Investment Management, L.P. or of their respective affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Shareholder or Controlling Entity.

7. Shareholder Capacity. Each Shareholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Shareholder who is or becomes an officer or a director of Parent in his or her capacity as an officer or director of Parent, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Shareholder signs individually solely on behalf of itself and not on behalf of any other Shareholder; all representations, warranties, covenants and agreements of each Shareholder set forth in this Agreement are made severally by such Shareholder and not jointly with any other Shareholder; and no Shareholder shall be responsible in any way for any other Shareholder’s breach of or failure to perform its obligations under this Agreement.

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8. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, the Company agrees that with respect to any damage claim that might be brought against any Shareholder or any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby and (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Shareholder, and this Agreement shall not confer any right, power or authority upon the Company or any other Person to direct the Shareholders in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

Lonestar Resources US Inc.
By:	/s/ Frank D. Bracken III
	Name:	Frank D. Bracken III
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

SHAREHOLDERS:

ROCKY CREEK RESOURCES, LLC

By:	/s/ Edward Geiser
	Name:	Edward Geiser
	Title:	Authorized Person

JSTX HOLDINGS, LLC

By:	/s/ Edward Geiser
	Name:	Edward Geiser
	Title:	Authorized Person

[Signature Page to Support Agreement]

Schedule A

Name of Shareholder	No. of Shares of Pi Preferred Stock
Rocky Creek Resources, LLC	54,061.41
JSTX Holdings, LLC	171,428.57

A-1